                Lincoln Variable Insurance Products Trust


                     LVIP Delaware Foundation (Reg. TM) Aggressive Allocation
                Fund



                Standard Class


                1300 South Clinton Street
                Fort Wayne, Indiana 46802

                Prospectus April 30, 2010




The fund is a series of the Lincoln Variable Insurance Products Trust (referred to as "fund"). Shares of the fund are currently offered only to separate accounts that fund variable annuity and variable life insurance contracts of The Lincoln National Life Insurance Company, its affiliates, and third-party insurance companies. You cannot purchase shares of the fund directly. This prospectus discusses the information about the fund that you should know before choosing to invest your contract assets in the fund.




As with all mutual funds, the Securities and Exchange Commission (SEC) has not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
-------------------------------------------------------------------------------

We have not authorized any dealer, salesperson, or any other person to give any information, or to make any representation, other than what this prospectus states.

Table of Contents



Item                                                         Page
Summary Section                                               1
 Investment Objective                                         1
 Fees and Expenses                                            1
   Shareholder Fees                                           1
   Annual Fund Operating Expenses                             1
   Expense Example                                            2
   Portfolio Turnover                                         2
 Principal Investment Strategies                              2
 Principal Risks                                              3
 Fund Performance                                             4
 Investment Adviser and Sub-Adviser                           5
 Payments to Insurance Companies and their Affiliates         5
Investment Objective and Strategies                           6
Investment Risks                                              8
Management and Organization                                   9
Pricing of Fund Shares                                       10
Purchase and Sale of Fund Shares                             11
Market Timing                                                11
Portfolio Holdings Disclosure                                12
Share Classes and Distribution Arrangements                  12
Distribution Policy and Federal Income Tax Considerations    12
Financial Highlights                                         13


LVIP Delaware Foundation (Reg. TM) Aggressive Allocation Fund
(Standard Class)

Investment Objective
The investment objective of the LVIP Delaware Foundation (Reg. TM) Aggressive Allocation Fund (fund) is to seek long-term capital growth.


Fees and Expenses

The following table describes the fees and expenses that are incurred if you buy, hold, or sell shares of the fund. The fees and expenses are based on information for the fund's most recent fiscal year. If the fund's net assets decrease, the fund's expense ratio may increase. This table does not reflect any variable contract expenses. If variable contract expenses were included, the expenses shown would be higher.




Shareholder Fees (fees paid directly from your investment)
 Sales Charge (Load) Imposed on Purchases                                                      N/A
 Deferred Sales Charge (Load)                                                                  N/A
 Maximum Sales Charge (Load) Imposed on Reinvested Dividends                                   N/A
 Redemption Fee                                                                                N/A
 Exchange Fee                                                                                  N/A
 Account Maintenance Fee                                                                       N/A
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of
your investment)
 Management Fee                                                                                 0.75%
 Distribution and/or Service (12b-1) fees                                                       0.00%
 Other Expenses                                                                                 0.18%
 Total Annual Fund Operating Expenses1                                                          0.93%
 Less Fee Waiver and Expense Reimbursement2,3                                                  (0.20%)
 Net Expenses                                                                                   0.73



1 Effective June 15, 2009, the LVIP UBS Global Asset Allocation Fund was reorganized into the LVIP Delaware Foundation Aggressive Allocation Fund
  (fund). The fee table has been restated to reflect the fees and expenses of the fund.

2 Lincoln Investment Advisors Corporation (LIA) has contractually agreed to waive the following portion of its advisory fee for the fund: 0.10% of average daily net assets of the fund. The fee waiver will continue at least through April 30, 2011 and renew automatically for one-year terms unless the adviser provides written notice of termination to the fund.

3 LIA has contractually agreed to reimburse each fund's Standard Class to the extent that the Total Annual Fund Operating Expenses (excluding underlying fund fees and expenses) exceed 0.73% of average daily net assets of the fund. The agreement will continue at least through April 30, 2011 and renew automatically for one-year terms unless the adviser provides written notice of termination to the fund.


LVIP Delaware Foundation (Reg. TM) Aggressive Allocation Fund                1

Expense Example


The following example helps you compare the cost of investing in the fund with the cost of investing in other mutual funds. The example illustrates the hypothetical expenses that you would incur over the time periods indicated if you invest $10,000 in the fund's shares. The example also assumes that the fund provides a return of 5% a year and that operating expenses remain the same. These examples reflect the net operating expenses with expense waivers for the one-year contractual period and the total operating expenses without expense waivers for years two through ten. Your actual costs may be higher or lower than this example. This example does not reflect any variable contract expenses. If variable contract expenses were included, the expenses shown would be higher. The results apply whether or not you redeem your investment at the end of the given period.




 1 year   3 years   5 years   10 years
-------- --------- --------- ---------
   $75      $276      $495    $1,125


Portfolio Turnover

The fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs. These costs, which are not reflected in annual fund operating expenses or in the expense example, affect the fund's performance. During the most recent fiscal year, the fund's portfolio turnover rate was 00% of the average value of its portfolio.


Principal Investment Strategies

The fund is a "target risk fund", which bases its asset allocation around a level of risk consistant with the fund's investment objective. The fund invests in a diversified portfolio of securities of different asset classes and investment styles as it strives to attain its objective. By allocating the investments across several different asset classes and investment styles, the fund offers broad diversification while seeking to achieve its investment objective.

The following table shows the target allocation and allowable ranges (based on percentage of net assets) that the fund expects to invest in for each asset class. Allocations for each asset class may vary within the allowable ranges from the target percentages set for the fund.




                                    LVIP Delaware Foundation (Reg.
                                    TM) Aggressive Allocation Fund
                                    ------------------------------
Asset Class                          Target Allocation    Ranges
----------------------------------- ------------------- ---------
  U.S. Equity......................          40%        15 - 50%
  International Equity.............          30%        15 - 50%
  Emerging Markets.................          10%         0 - 20%
  Global Real Estate...............           0%         0 - 20%
  Bonds............................          18%        10 - 40%
  Cash Equivalents.................           2%         0 - 10%

An active allocation approach is used when selecting investments for the fund. The sub-adviser has the flexibility to determine the level of investment in each asset class within the allowable range. Within each asset class the sub-advisor has flexibility to select the approximate investment styles for investment. Descriptions of the primary investment styles utilized for the fund within each asset class are listed below:

U.S. Equity Large Cap Core: large-sized companies evaluated based on both growth potential and value.

U.S. Equity Mid and Large Cap Growth: medium and large-sized companies expected to grow faster than the U.S. economy.

U.S. Equity Large Cap Value: large-sized companies believed to be undervalued with long-term capital appreciation potential.

U.S. Equity Small Cap Core: small companies evaluated based on both growth potential and value.

International Equity Value: equity securities in any foreign country believed to be undervalued with capital appreciation potential.

International Equity Growth: equity securities in any foreign country believed to provide growth potential (includes exchange traded funds).

Emerging Markets: stocks of companies from an emerging country with economies believed to be developing strongly.

Fixed Income (bonds and cash equivalents): fixed income securities principally among the U.S. Investment Grade, U.S. High Yield International Developed Markets and Emerging Markets sectors. The sub-adviser may invest up to 50% of the assets allocated to this investment sleeve in high yield bonds (aka "junk bonds").


2  LVIP Delaware Foundation (Reg. TM) Aggressive Allocation Fund

Lincoln Investment Advisors Corporation (LIA) serves as the investment adviser to the fund. Day-to-day management of the fund's securities investments has been sub-advised to Delaware Management Company (DMC), which is a wholly-owned subsidiary of the Macquarie Group, Inc.

Investments in the LVIP Delaware Foundation (Reg. TM) Agressive Allocation Fund are not and will not be deposits with or liabilities of Macquarie Bank Limited ABN 46 008 583 542 and its holding companies, including their subsidiaries or related companies (the "Macquarie Group"), and are subject to investment risk, including possible delays in repayment and loss of income and capital invested. No Macquarie Group company guarantees or will guarantee the performance of the fund, the repayment of capital from the fund, or any particular rate of return.



Principal Risks

All mutual funds carry a certain amount of risk. Accordingly, loss of money is a risk of investing in the fund. Here are specific principal risks of investing in the fund.
 o Market Risk: Prices of securities held by the fund may fall. As a result, your investment may decline in value and you could lose money.
 o Asset Allocation Risk: The fund maintains an asset allocation strategy and the amount invested in various asset classes of securities may change over time. The fund is subject to the risk that the fund may allocate assets to an asset class that underperforms other asset classes.
 o Growth Stocks Risks: Growth stocks are typically more volatile than value stocks. The growth style may, over time, go in and out of favor. At times when the growth investing style is out of favor, the fund may underperform other equity funds that use different investment styles.
 o Value Stocks Risk: Value stocks may never reach what is believed to be their full value, or may even go down in price. Value stocks tend to shift in and out of favor depending on market conditions, and as a result the fund's performance my sometimes be lower than that of other types of funds.
 o Medium-Cap Companies Risk: Investments in medium-cap companies may be subject to more abrupt market movements and may involve greater risks than investments in larger companies. Medium-cap company stocks generally trade less frequently and in lower volumes, and the fund may experience difficulty closing out positions at prevailing market prices.
 o Small-Cap Companies Risk: Investments in small companies may be subject to more abrupt market movements and may involve greater risks than investments in larger companies. Small company securities generally trade less frequently and in lower volumes, and the fund may experience difficulty closing out positions at prevailing market prices.
 o Interest Rate Risk: The value of debt obligations will typically fluctuate with interest rate changes. These fluctuations can be greater for debt obligations with longer maturities. When interest rates rise, debt obligations will generally decline in value and you could lose money as a result.
 o Credit Risk: Credit risk is the risk that the issuer of the debt obligation will be unable to make interest or principal payments on time. A decrease in an issuer's credit rating may cause a decline in the value of the debt obligations held.
 o Below Investment Grade Bonds: Investing in below investment grade bonds, including high yield bonds ("junk bonds"), entails greater risk of principal loss than the risk involved in investment grade bonds. These bonds are often considered speculative and involve significantly higher credit risk. The value of these bonds may fluctuate more than the value of higher-rated debt obligations, and may decline significantly in periods of general economic difficulty or periods of rising interest rates.
 o Foreign Securities Risk: Foreign currency fluctuations and economic or financial instability could cause the value of the fund's foreign investments to fluctuate. Investing in foreign stocks or debt obligations involves the risk of loss from foreign government or political actions. Investing in foreign securities also involves risks resulting from the reduced availability of public information. Foreign investments may be less liquid and their prices more volatile than comparable investments in securities of U.S. issuers.
 o Emerging Markets Risk: Risk of loss is typically higher for issuers in emerging markets. Emerging market countries may have especially unstable governments, economies based on only a few industries and securities markets that trade a small number of securities. Investments located in emerging markets tend to have volatile prices and may offer significant potential for loss as well as gain.
 o Exchange-Traded Funds Risk: The risks of exchange traded funds (ETFs) generally reflect the risks of owning the underlying securities they are designed to track, although lack of liquidity in an ETF could result in it being more volatile and ETFs have management fees that increase their costs.


LVIP Delaware Foundation (Reg. TM) Aggressive Allocation Fund                3

Fund Performance

The following bar chart and table provide some indication of the risks of choosing to invest your contract assets in the fund. The information shows: (a) changes in the performance of the fund's Standard Class from year to year; and
(b) how the average annual returns of the fund's Standard Class for one year, five year and ten year periods compare with those of a broad measure of market performance. Please note that the past performance of the fund is not necessarily an indication of how the fund will perform in the future. Further, the returns shown do not reflect variable contract expenses. If variable contract expenses were included, the returns shown would be lower.


[GRAPHIC OMITTED]





[CHART]
Annual Total Returns
2000                 2001         2002          2003     2004     2005    2006     2007    2008          2009
(5.44%)               (7.88%)      (11.89%)     20.40%   13.54%   6.80%   14.51%   6.37%    (33.22%)     31.99%





During the periods shown in the above chart, the fund's highest return for a quarter occurred in the second quarter of 2009 at: 21.21%.


The fund's lowest return for a quarter occurred in the fourth quarter of 2008 at: (20.02%).




                                                                     Average Annual Total Return
                                                                     For periods ended 12/31/09
                                                                  ---------------------------------
                                                                    1 year    5 years    10 years
                                                                  ---------- --------- ------------
  LVIP Delaware Foundation (Reg. TM) Aggressive Allocation Fund      31.99%  2.78%          1.87%
                                                 S&P 500 Index*      26.46%  0.42%         (0.95%)
                                         Aggressive Composite**      29.79%  4.34%          3.25%
                                Russell 3000 (Reg. TM) Index***      28.34%  0.76%          5.34%
                                           MSCI World Index****      29.99%  2.01%         (0.24%)
                                      Citigroup WGBI Index*****       2.55%  4.51%          6.63%
                                                     GSMI******      23.73%  3.35%          2.83%


Effective June 15, 2009, the performance indexes of the fund changed from the Russell 3000 Index, MSCI World Index, Citigroup WGBI Index and GSMI to the S&P 500 Index and the Aggressive Composite. This change is due to a reorganization of the Fund which resulted in a change in investment strategy.

*The fund's returns above are compared to the performance of the S&P 500
   Index, which consists of the common stocks of 500 major corporations selected according to size, frequency, and ease by which their stocks trade, and range and diversity of the American economy.

**The Aggressive Composite is an unmanaged index compiled by LIA, the fund's adviser. The Aggressive Composite is constructed as follows: 18% Barclays Capital Global Aggregate Index, 18% MSCI EAFE Value Index, 12% Russell 1000 Growth Index, 12% Russell 1000 Value Index, 12% MSCI EAFE Growth Index, 10% Russell 1000 Index, 10% MSCI Emerging Markets Index, 6% Russell 2000 Index, and 2% Citigroup 3-month T-Bill Index.

*** The Russell 3000 Index represents a broad U.S. equities universe representing approximately 98% of the market. It is designed to provide a representative indication of the capitalization and return for the U.S. Equity market. The Index does not reflect the deduction of fees, expenses or taxes. It was added as a basis of comparison for the fund because it was viewed as being widely recognized and used in the area of global asset allocation.

**** The MSCI World Index is a broad-based securities index that represents the U.S. and developed international equity markets in terms of capitalization and performance. It is designed to provide a representative total return for all major stock exchanges located inside and outside the United States. The Index does not reflect the deduction of fees, expenses or taxes. It was added as a basis of comparison for the fund because it was viewed as being widely recognized and used in the area of global asset allocation.

*****The Citigroup World Government Bond Index (WGBI) represents the broad global fixed income markets and includes debt issues of U.S. and most developed international governments, governmental entities and supranationals. The Index does not reflect the deduction of fees, expenses or taxes. It was added as a basis of comparison for the fund because it was viewed as being widely recognized and used in the area of global asset allocation.

******   The Global Securities Markets Index (GSMI) is an unmanaged index compiled by UBS Global AM, the fund's sub-adviser. The GSMI is constructed as follows: 40% Russell 3000 Index; 22% MSCI World Ex USA (Free) Index; 21% Citigroup U.S. Broad Investment Grade Bond Index; 9% Citigroup Non-U.S. World Government Bond Index; 3% Merrill Lynch U.S. High Yield Cash Pay Constrained Index; 3% MSCI Emerging Markets (Free) Index; and 2% JP Morgan EMBI Global.


When comparing the fund's performance to that of the indices, you should note that the fund generally invests the largest amount in U.S. stocks and debt obligations, but the amount invested in any one category, or in the securities of U.S. or foreign issuers, varies. The fund uses the Aggressive Composite to evaluate the success of the fund's investment strategy.


4  LVIP Delaware Foundation (Reg. TM) Aggressive Allocation Fund

Investment Adviser and Sub-Adviser

Investment Adviser: Lincoln Investment Advisors Corporation

Investment Sub-Adviser: Delaware Management Company



Portfolio Manager(s)   Company Title                                                      Experience w/Fund
---------------------- ------------------------------------------------------------------ ------------------
Michael J. Hogan       Executive Vice President, Chief Executive Officer and Head of
                       Equity Investments                                                 Since May 2009
Paul Grillo            Senior Vice President and Senior Portfolio Manager                 Since May 2009
Sharon Hill            Vice President and Senior Portfolio Manager                        Since May 2009
Francis X. Morris      Senior Vice President and Chief Investment Officer - Core Equity   Since May 2009
Babak (Bob) Zenouzi    Senior Vice President and Senior Portfolio Manager                 Since May 2009

Payments to Insurance Companies and their Affiliates

Shares of the fund are available only through the purchase of variable contracts issued by certain life insurance companies. Parties that are related to the fund (such as the fund's principal underwriter or investment adviser) may pay such insurance companies (or their related companies) for the sale of shares of the fund and related services. Such insurance companies (or their related companies) may pay broker-dealers or other financial intermediaries (such as banks) for the sale and retention of variable contracts which offer fund shares. When received by an insurance company, such payments may be a factor that the insurance company considers in including a fund as an investment option in its variable contracts. The prospectus or other disclosure document for the variable contracts may contain additional information about these payments.

LVIP Delaware Foundation (Reg. TM) Aggressive Allocation Fund                5

Investment Objective and Strategies
The investment objective of the LVIP Delaware Foundation (Reg. TM) Aggressive Allocation Fund (fund) is to seek long-term capital growth. The objective is non-fundamental and may be changed without sharheolder approval. The fund is a "target risk fund", which bases its asset allocation around a specified level of risk with a corresponding variation of income and growth.

From the most conservative (LVIP Delaware Foundation (Reg. TM) Conservative Allocation Fund) to the moderate (LVIP Delaware Foundation (Reg. TM) Moderate Allocation Fund) to the most aggressive (LVIP Foundation (Reg. TM) Delaware Aggressive Allocation Fund), each Foundation (Reg. TM) Fund invests in a diversified portfolio of securities of different asset classes and investment styles as it strives to attain its objective(s). By allocating the investments across several different asset classes and investment styles, each of the Foundation (Reg. TM) Funds offers broad diversification while seeking to achieve its investment objective.

The following table shows the target allocation and allowable ranges (based on percentage of net assets) that the fund expects to invest in for each asset class. Allocations for each asset class may vary within the allowable ranges from the target percentages set for the fund.




                                    LVIP Delaware Foundation (Reg.
                                    TM) Aggressive Allocation Fund
                                    ------------------------------
Asset Class                          Target Allocation    Ranges
----------------------------------- ------------------- ---------
  U.S. Equity......................          40%        15 - 50%
  International Equity.............          30%        15 - 50%
  Emerging Markets.................          10%         0 - 20%
  Global Real Estate...............           0%         0 - 20%
  Bonds............................          18%        10 - 40%
  Cash Equivalents.................           2%         0 - 10%

An active allocation approach is used when selecting investments for the fund. The sub-adviser has the flexibility to determine the level of investment in each asset class within the allowable range. In setting the asset allocation strategy for the fund, the sub-adviser focuses on three key factors:
  o the returns and risk associated with different asset classes;
  o the correlation between different asset classes (their tendency to move up or down together); and
  o the changing universe of global investment opportunities.

This information is used to determine how much of the fund will be allocated to each asset class within the allowable range. Within each asset class, the sub-adviser has flexibility to select the appropriate investment styles for investment. Descriptions of the investment styles within each asset class are listed below:


U.S. EQUITY ASSET CLASS

U.S. Large Cap Core

The large cap core investment sleeve (style) employs a bottom-up security selection utilizing quantitative data, fundamental research, and risk control to evaluate stocks based on both growth potential and value. The manager also considers factors such as business conditions in the company's industry and its competitive position in that industry. The large cap core investment sleeve will generally invest primarily in common stock of companies with market capitalizations of at least $2 billion at the time of purchase.

U.S. Mid and Large Cap Growth

The mid and large cap growth investment sleeve (style) invests primarily in common stocks, generally in medium and large-size companies that are expected to grow faster than the U.S. economy. Medium and large-sized companies generally have market capitalizations exceeding $1 billion. Using a bottom up approach, the manager looks for companies that are believed to have the potential for increased market share, dominant business models and strong free cash flow generation, and demonstrate operational efficiencies.

U.S. Large Cap Value

The large cap value investment sleeve (style) invests primarily in securities of large-capitalization companies that are believed to have long-term capital appreciation potential. Companies in the "large cap value" category generally are within the market capitalization range of the Russell 1000 (Reg. TM) Value Index (as of 12/31/08, the market capitalization range of this index was $24 million to $421.8 billion). A value-oriented investment philosophy is followed in selecting stocks for the portfolio using a research-intensive approach that considers factors such as 1) a security price that reflects a market valuation that is judged to be below the estimated present or future value of the company; 2) favorable earnings prospects and dividend yield potential; and 3) the financial condition of the issuer.

U.S. Small Cap Core

Stocks of small companies are identified that are believed offer above average opportunities for long-term appreciation based on 1) attractive valuations; 2) growth prospects; and 3) strong cash flow. Companies in the "small cap core" category generally are within


6

the market capitalization range of the Russell 2000 (Reg. TM) Index (as of 12/31/08, the market capitalization range of this index was $7 million to $3.3 billion). The small cap core investment sleeve (style) employs a bottom-up security selection utilizing quantitative data, fundamental research, and risk control to evaluate stocks based on both growth potential and value.


INTERNATIONAL EQUITY ASSET CLASS

International Value Equity

The international value investment sleeve (style) uses a value strategy, investing in equity securities which provide the potential for capital appreciation. The portfolio may purchase securities in any foreign country (developed or emerging) and seeks companies that are expected to perform well over the next three to five years.

International Growth

The international growth investment sleeve (style) uses a growth strategy that seeks to invest primarily in equity securities that provide the potential for capital appreciation. The manager may purchase securities in any foreign, developed or emerging country. In pursuing the investment strategy, the manager may invest in individual companies or in exchange traded funds that utilize an international growth investment style.


EMERGING MARKETS ASSET CLASS

Emerging Markets

The emerging markets investment style (sleeve) focuses on stocks of companies considered to be from an emerging country. An "emerging country" is considered to be 1) generally recognized as an emerging country by the international financial community including the World Bank and the International Finance Corporation; 2) classified by the United Nations as developing; or 3) included in the International Finance Corporation Free Index or the MSCI Emerging Markets Index. The manager focuses on investing in emerging countries which have economies that are believed to be developing strongly and markets that are becoming more sophisticated. The manager additionally focuses on investments believed to be trading at a discount to intrinsic value.


GLOBAL REAL ESTATE ASSET CLASS

Global Real Estate Securities

The global real estate securities sleeve (style) invests in securities issued by U.S. and non-U.S. companies in the real estate sector. A company in the real estate sector generally derives at least 50% of its revenue from real estate or has at least 50% of its assets in real estate. Assets will be allocated among real estate companies in various regions and countries throughout the world, including the U.S. and developed, developing and emerging market non-U.S. countries. The portfolio's investment strategy is based on both a top-down and bottom-up assessment of countries and specific markets. A real estate company's financials, cash flow, dividend growth rates, and management strategy are also evaluated in selecting the portfolio's investments.


FIXED INCOME (BONDS AND CASH EQUIVALENTS) ASSET CLASS

Diversified Fixed Income

The fixed income investment sleeve (style) allocates its investments principally among the U.S. Investment Grade, U.S. High Yield, International Developed Markets, and Emerging Markets sectors. The manager analyzes economic and market conditions to identify the sector(s) that offer the best investment opportunities. The manager will determine the amount of assets allocated to each of the four sectors based on this analysis of economic and market conditions, and on an assessment of the returns and potential for appreciation from each sector. Assets allocated to the investment grade sector will invest principally in debt obligations issued or guaranteed by the U.S. government, its agencies or instrumentalities, and by U.S. corporations. Assets allocated to the domestic high yield sector will be primarily in those high yield bonds (aka "junk bonds") having a liberal and consistent yield and those tending to reduce the risk of market fluctuations. The manager may invest up to 50% of the assets allocated to the fixed income investment sleeve in high yield bonds. Assets allocated to the international developed markets sector will be primarily in fixed income securities of issuers organized or having a majority of their operating income in international developed markets. Assets allocated to the emerging markets sector may be made in fixed income securities of issuers in any foreign country, developed and underdeveloped. Fixed income securities in the international developed markets sector and the emerging markets sector may include securities issued by foreign governments, debt obligations of foreign companies, and securities issued by supranational entities. A supranational entity is an entity established or financially supported by the national governments of one or more countries to promote reconstruction or development.

Cash equivalents may include: 1) time deposits, certificates of deposit, and bankers acceptances issued by a U.S. commercial bank; 2) commercial paper of the highest quality rating; 3) short-term debt obligations with the highest quality rating; 4) U.S. government securities; and 5) repurchase agreements collateralized by those instruments.

In response to market, economic, political or other conditions, a fund may temporarily use a different investment strategy for defensive purposes. If a fund does so, different factors could affect fund performance and the fund may not achieve its investment objective.


                                                                               7

Investment Risks

Asset allocation risk is the risk that the fund may allocate assets to an asset class that underperforms other asset classes. For example, the fund may be overweighted in equity securities when the stock market is falling and the fixed income market is rising. Therefore, the value of the fund's shares held under your contract depends on:
  o the performance of each asset class and sub-class (where applicable); and
  o the amount of the fund's total assets invested in each asset class and sub-class (where applicable).

Accordingly, the value of the fund's shares may be negatively affected if:
  o the securities in one of the fund's asset classes or sub-classes do not perform as well as securities in the other asset classes or sub-class;
  o the fund invests large amounts in an asset class or sub-class that does not perform as well as the other asset classes or sub-class and
  o when selecting asset classes and sub-classes of investment, poor timing causes the fund to suffer losses or miss gains generated in a specific asset class or sub-class.

Equity Investments (Stocks). Investing in securities involves the risk that the value of the securities purchased will fluctuate. These fluctuations could occur for a single company, an industry, a sector of the economy, or the stock market as a whole. These fluctuations could cause the value of the fund's securities to fluctuate and therefore, the value of the shares held under your contract could fluctuate, and you could lose money.

Some of the investment styles may invest in the securities of medium and small-sized, less mature, lesser-known companies, which may involve greater risks than those normally associated with larger, more mature, well-known companies. The stock of companies with medium and small stock market capitalizations may trade less frequently and in limited volume. Medium and small-sized companies also may have less certain prospects for growth and greater sensitivity to changing economic conditions.

Because the LVIP Delaware Foundation (Reg. TM) Aggressive Allocation Fund has a greater target percentage of assets allocated to equities than the LVIP Delaware Foundation (Reg. TM) Moderate Allocation Fund or the LVIP Delaware Foundation (Reg. TM) Conservative Allocation Fund, it will be more susceptible to the risks associated with equities. The LVIP Delaware Foundation (Reg. TM) Moderate Allocation Fund will be more susceptible to the risks associated with equities than the LVIP Delaware Foundation (Reg. TM) Conservative Allocation Fund.

Fixed Income Investments (Bonds). For investment styles allocated to fixed-income, the primary risks are interest rate risk and credit risk. Interest rate risk is the risk that the value of the debt obligations held by the fund and, therefore, the value of the fund's shares will fluctuate with changes in interest rates. These fluctuations can be greater for debt obligations with longer maturities and for mortgage securities. When interest rates rise, debt obligations decline in value, and when interest rates fall, debt securities obligations increase in value. Accordingly, during periods when interest rates are fluctuating, you could lose money investing in the fund.

Credit risk is the risk that the issuer of the debt obligation will be unable to make interest or principal payments on time. A debt obligation's credit rating reflects the credit risk associated with that debt obligation. Higher-rated debt obligations involve lower credit risk than lower-rated debt obligations. Generally, credit risk is higher for corporate and foreign government debt obligations than for U.S. government securities, and higher still for debt rated below investment grade (high yield bonds). The value of the debt obligations held by a fund and, therefore, the value of the fund's shares, will fluctuate with the changes in the credit ratings of the debt obligations held.

Investing in "junk" or "high yield" bonds entails greater risk of principal loss than the risk involved in investment grade bonds. If debt obligations held by the funds are assigned a lower credit rating, the value of these debt obligations and, therefore, the value of the funds' shares could fall. High yield bonds are often considered speculative and involve significantly higher credit risk. These bonds are also more likely to experience significant fluctuation in value due to changes in the issuer's credit rating. The value of these bonds may fluctuate more than the value of higher-rated debt obligations, and may decline significantly in periods of general economic difficulty or periods of rising interest rates.

Because the LVIP Delaware Foundation (Reg. TM) Conservative Allocation Fund has a greater target percentage of assets allocated to fixed income investments and high yield bonds than the LVIP Delaware Foundation (Reg. TM) Moderate Allocation Fund and the LVIP Delaware Foundation (Reg. TM) Aggressive Allocation Fund, it will be more susceptible to the risks associated with fixed income investments and high yield bonds. The LVIP Delaware Foundation (Reg. TM) Moderate Allocation Fund will be more susceptible to the risks associated with fixed income investments and high yield bonds than the LVIP Delaware Foundation (Reg. TM) Aggressive Allocation Fund.

Foreign Investments (Equity or Bonds). Investing in foreign equity securities involves additional risks not present when investing in U.S. securities. Foreign currency fluctuations or economic or financial instability could cause the value of the fund's investments and, therefore, the value of the fund's shares to fluctuate, and you could lose money.

Additionally, Investing in foreign securities involves risks resulting from the reduced availability of public information concerning issuers and the fact that foreign issuers generally are not subject to uniform accounting, auditing, and financial reporting standards or to


8

other regulatory practices and requirements comparable to those applicable to U.S. issuers. Further, the volume of securities transactions effected on foreign markets in most cases remains considerably below that of the U.S. markets. Accordingly, the fund's foreign investments may be less liquid and their prices may be more volatile than comparable investments in securities of U.S. issuers. Foreign brokerage commissions and custodian fees are generally higher than in the U.S.

As a general matter, risk of loss is typically higher for issuers in emerging markets. Emerging market countries may have especially unstable governments, economies based on only a few industries and securities markets that trade a small number of securities. Securities of issuers located in these countries tend to have volatile prices and may offer significant potential for loss as well as gain.

Because the LVIP Delaware Foundation (Reg. TM) Aggressive Allocation Fund has a greater target percentage of assets allocated to foreign investments than the LVIP Delaware Foundation (Reg. TM) Moderate Allocation Fund and the LVIP Delaware Foundation (Reg. TM) Conservative Allocation Fund, it will be more susceptible to the risks associated with foreign investments. The LVIP Delaware Foundation (Reg. TM) Moderate Allocation Fund will be more susceptible to the risks associated with foreign investments than the LVIP Delaware Foundation (Reg. TM) Conservative Allocation Fund.

Global Real Estate Securities. Risk related to global real estate securities includes possible declines in the value of real estate, lack of availability of mortgage funds, overbuilding, extended vacancies of properties, property taxes and operating expenses, changes in zoning laws, environmental costs and liability damages from natural disasters, and changes in interest rates. Real estate investment trusts (REITs) are subject to substantial cash flow dependency, defaults, self-liquidation and the risk of failure to qualify for the free pass through of income. Investing in global real estate securities involves the additional risks of foreign investing which are not present when investing in U.S. real estate.

Exchange Traded Funds (ETFs). The risks of owning an ETF generally reflect the risks of owning the underlying securities they are designed to track, although lack of liquidity in an ETF could result in it being more volatile and ETFs have management fees that increase their costs.


Management and Organization

The fund's business and affairs are managed under the direction of their board of trustees. The board of trustees has the power to amend the fund's bylaws, to declare and pay dividends, and to exercise all the powers of the fund except those granted to the shareholders.

Manager of Managers: The fund employs a "manager of managers" structure. In this regard, the fund has received an exemptive order from the SEC (Release No. IC-27512) to permit the fund's investment adviser, without further shareholder approval, to enter into and materially amend the sub-advisory agreement with its sub-adviser upon approval of the Trust's Board of Trustees. The SEC order is subject to certain conditions. For example, within ninety days of the hiring of any new sub-adviser, shareholders will be furnished with information that would be included in a proxy statement regarding the new sub-adviser. Moreover, the fund's adviser will not enter into a sub-advisory agreement with any affiliated sub-adviser without shareholder approval. The adviser has ultimate responsibility (subject to Board oversight) to oversee the sub-adviser and to recommend their hiring, termination, and replacement.

Investment Adviser and Sub-Adviser: Lincoln Investment Advisors Corporation
(LIA) is the investment adviser to the fund. LIA is a registered investment adviser and wholly-owned subsidiary of Lincoln National Corporation (LNC). LIA's address is One Granite Place, Concord, NH 03301. LIA (or its predecessors) has served as an investment adviser to mutual funds for over 20 years.

LNC is a publicly-held insurance holding company organized under Indiana law. Through its subsidiaries, LNC provides, on a national basis, insurance and financial services.

The fund uses a sub-adviser who is responsible for the day-to-day management of the fund's securities investments. The fund's sub-adviser is paid out of the fees paid to the adviser.

The fund's investment adviser (with the effective advisory fee rate for the most recently completed fiscal year), sub-adviser and portfolio manager are shown below. The fund's SAI provides additional information about the portfolio manager's compensation, other accounts managed by the portfolio manager(s), and the portfolio manager's ownership of securities in the fund.


                                                                               9



Adviser                LIA (aggregate advisory fee paid to LIA for fiscal year ended December 31, 2009 was 0.65% of the fund's average net assets).
Sub-Adviser            Delaware Management Company (DMC). DMC and its predecessors have been managing mutual funds since 1938. As of December 31, 2009, DMC and its affiliates were managing in excess of $130 billion in assets in various institutional or separately managed investment company and insurance accounts. DMC is a series of Delaware Management Business Trust (DMBT), a Delaware statutory trust registered with the
                       SEC as an investment adviser. DMBT's address is 2005 Market Street, Philadelphia, Pennsylvania 19103.
                       DMBT is an indirect subsidiary of Delaware Management Holdings (DMH). DMH is an indirect subsidiary of Macquarie Group Limited.
Portfolio Manager(s)   A team consisting of Michael J. Hogan, Paul Grillo, Sharon Hill, Francis X. Morris and Babak (Bob) Zenouzi
                       are responsible for making the day-to-day investment decisions for the funds. Mr. Hogan is the lead mem-
                       ber of the team and has the authority to override any decision made by the team in his discretion. Mr.
                       Hogan, Executive Vice President, Chief Executive Officer and Head of Equity Investments, joined DMC in
                       2007. Mr. Hogan previously spent eleven years at SEI Investments, with the last three of those as the man-
                       aging director and global head of equity. Mr. Hogan graduated from the University of Delaware with bach-
                       elor's and master's degrees in economics. Mr. Grillo, Senior Vice President and Senior Portfolio Manager,
                       joined DMC in 1992. Mr. Grillo has been a SVP, Senior Portfolio Manager, most recently named a Co-CIO within the Fixed Income Division of DMC for the past five years. Mr. Grillo holds a bachelor's degree in business management from North Carolina State University and an MBA with a concentration in finance from Pace University. Ms. Hill, Senior Vice President and Senior Portfolio Manager, joined DMC in 2000 as a Senior Programmer/Analyst of Investment Systems. Ms. Hill has been the Head of Equity Quantitative
                       Research and Analytics at DMC for the past five years. Ms. Hill holds a bachelor's degree, with honors, in mathematics from the City University of New York, at Brooklyn College and a master's degree and Ph.D in mathematics from the University of Connecticut. Mr. Morris, Senior Vice President and Chief Investment
                       Officer - Core Equity, joined DMC in 1997. Mr. Morris has been the CIO of the Core Equity Team at DMC for the past five years. Mr. Morris holds a bachelor's degree from Providence College and an MBA from Wid-
                       ener University. Mr. Zenouzi, Senior Vice President and Senior Portfolio Manager, rejoined DMC in 2006 after having spent seven years as an analyst and portfolio manager with the firm and prior to leaving to work at Chartwell Investment Partners, where from 1999 to 2006 he was a partner and senior portfolio manager. Mr. Zenouzi has a master's degree in finance from Boston College and a bachelor's degree from
                       Babson College. Mr. Hogan and Mr. Grillo are CFA charterholders.


The fund may have a name, investment objective and investment policy that is very similar to certain publicly available mutual funds that are managed by the same sub-adviser. The fund will not have the same performance as those publicly available mutual funds. Different performance will result from many factors, including, but not limited to, different cash flows into and out of the fund, different fees, and different asset levels.

A discussion regarding the basis for the Trust's Board of Trustees approving the investment advisory and sub-advisory contracts for the fund is available in the annual report to shareholders for the twelve month period ended December 31, 2009 or the semi-annual report to shareholders for the six month period ended June 30, 2009.


Pricing of Fund Shares

The fund determines its net asset value per share (NAV) as of close of regular trading (normally 4:00 p.m., New York time) on the New York Stock Exchange
(NYSE) on each day the NYSE is open for trading. The fund determines its NAV by:
  o adding the values of all securities investments and other assets;
  o subtracting liabilities (including dividends payable); and
  o dividing by the number of shares outstanding.

The fund's securities may be traded in other markets on days when the NYSE is closed. Therefore, the fund's NAV may fluctuate on days when you do not have access to the fund to purchase or redeem shares.

The fund typically values its securities investments as follows:
  o equity securities, at their last sale prices on national securities exchanges or over-the-counter, or, in the absence of recorded sales, at the mean between the bid and asked prices on exchanges or over-the-counter; and
  o U.S. Government and Agency securities, at the mean between the bid and asked prices, and other debt securities, at the price established by an independent pricing service.

In certain circumstances, the fund may value its portfolio securities at fair value as estimated in good faith under procedures established by the fund's board of trustees. When the fund uses fair value pricing, it may take into account any factors it deems appropriate. The price of securities used by the fund to calculate its NAV may differ from quoted or published prices for the same securities.


10

Fair value pricing may involve subjective judgments, and it is possible that the fair value determined for a security is materially different than the value that could be realized upon the sale of that security.

The fund anticipates using fair value pricing for securities primarily traded on U.S. exchanges only under very limited circumstances, such as the unexpected early closing of the exchange on which a security is traded or suspension of trading in the security. The fund may use fair value pricing more frequently for securities primarily traded in non-U.S. markets because, among other things, most foreign markets close well before the fund values its securities, normally at 4:00 p.m. Eastern time. The earlier close of these foreign markets gives rise to the possibility that significant events, including broad market moves, may have occurred in the interim. To account for this, the fund may frequently value many foreign equity securities using fair value prices based on third party vendor modeling tools to the extent available.


Purchase and Sale of Fund Shares

The fund sells its shares directly or indirectly to The Lincoln National Life Insurance Company (Lincoln Life), Lincoln Life & Annuity Company of New York
(LNY), and other insurance companies. The insurance companies hold the fund shares in separate accounts (variable accounts) that support various variable annuity contracts and variable life insurance contracts.

The fund sells and redeems its shares, without charge, at their NAV next determined after the fund or its agent receives a purchase or redemption request. The value of shares redeemed may be more or less than original cost.

The fund normally pays for shares redeemed within seven days after the fund receives the redemption request. However, a fund may suspend redemption or postpone payment for any period when (a) the NYSE closes for other than weekends and holidays; (b) the SEC restricts trading on the NYSE; (c) the SEC determines that an emergency exists, so that a fund's disposal of investment securities, or determination of net asset value is not reasonably practicable; or (d) the SEC permits, by order, for the protection of fund shareholders.

LIA and its affiliates, including Lincoln Financial Distributors, Inc. ("LFD") and/or the fund's sub-adviser, may pay additional compensation (at their own expense and not as an expense of the fund) to certain affiliated or unaffiliated brokers, dealers, or other financial intermediaries (collectively, "financial intermediaries") in connection with the sale or retention of fund shares or insurance products that contain the fund and/or shareholder servicing ("distribution assistance"). The level of payments made to a qualifying financial intermediary in any given year will vary. To the extent permitted by SEC and FINRA rules and other applicable laws and regulations, LFD may pay or allow its affiliates to pay other promotional incentives or payments to financial intermediaries.

If a mutual fund sponsor, distributor or other party makes greater payments to your financial intermediary for distribution assistance than sponsors or distributors of other mutual funds make to your financial intermediary, your financial intermediary and its salespersons may have a financial incentive to favor sales of shares of the mutual fund complex making the higher payments over another mutual fund complex or over other investment options. You should consult with your financial intermediary and review carefully any disclosure provided by such intermediary as to compensation it receives in connection with investment products it recommends or sells to you. In certain instances, the payments could be significant and may cause a conflict of interest for your financial intermediary. Any such payments will not change the net asset value or the price of the fund's shares, as such payments are not made from fund assets.

For more information, please see the Statement of Additional Information.


Market Timing

Frequent, large, or short-term transfers among the funds, such as those associated with "market timing" transactions, may adversely affect the funds and their investment returns. Such transfers may dilute the value of fund shares, interfere with the efficient management of the fund's portfolio, and increase brokerage and administrative costs of the funds. As a result, the funds discourage such trading activity. The risks of frequent trading are more pronounced for funds investing a substantial percentage of assets in overseas markets. This is due to the time differential in pricing between U.S. and overseas markets, which market timers attempt to use to their advantage. As an effort to protect our fund investors and the funds from potentially harmful trading activity, we utilize certain market timing policies and procedures that have been approved by the fund's board of trustees (the "Market Timing Procedures").

The fund reserves the right to reject or restrict any purchase order (including exchanges) from any investor. The fund will exercise this right if, among other things, an investor's trading, in the judgment of the fund, has been or may be disruptive to any fund. In making this judgment, a fund may consider trading done in multiple accounts under common ownership or control.

The fund has entered into an agreement with each insurance company that holds fund shares to help detect and prevent market timing in the fund's shares. The agreement generally requires such insurance company to (i) provide, upon request by the fund, certain identifying and account information regarding contract owners who invest in fund shares through the omnibus account; and (ii) execute instructions from the fund to restrict further purchases or exchanges of fund shares by a contract owner who the fund has identified as a market timer.


                                                                              11

The fund may rely on frequent trading policies established by insurance companies that hold shares of the fund in separate accounts to support the insurance contracts. In the event the fund detects potential market timing, the fund will contact the applicable insurance company. In addition to any action taken by the applicable insurance company in response to such market timing activity, the fund may request that the insurance company take additional action, if appropriate, based on the particular circumstances.

Fund investors seeking to engage in frequent, large, or short-term transfer activity may deploy a variety of strategies to avoid detection. Our ability to detect and deter such transfer activity may be limited by operational systems and technological limitations. The identification of fund investors determined to be engaged in such transfer activity that may adversely affect other fund investors involves judgments that are inherently subjective.

As a result of these noted limitations, there is no guarantee that the fund will be able to identify possible market timing activity or that market timing will not occur in the fund. If we are unable to detect market timers, you may experience dilution in the value of your fund shares and increased brokerage and administrative costs in the fund. This may result in lower long-term returns for your investments.

In our sole discretion, we may revise our Market Timing Procedures at any time without prior notice as necessary to better detect and deter frequent, large, or short-term transfer activity to comply with state or federal regulatory requirements, and/or to impose additional or alternate restrictions on market timers (such as dollar or percentage limits on transfers). We also reserve the right to implement and administer redemption fees imposed by the fund in the future.

Insurance company sponsors of your contract may impose transfer limitations and other limitations designed to curtail market timing. Please refer to the prospectus and SAI for your variable annuity or variable life contract for details.


Portfolio Holdings Disclosure

A description of the fund's policies and procedures with respect to the disclosure of the fund's portfolio securities is available in the fund's Statement of Additional Information.


Share Classes and Distribution Arrangements

The fund offers two classes of shares: the Standard Class and the Service Class. The two classes of shares are identical, except that Service Class shares are subject to a distribution (Rule 12b-1) fee, which is described in the prospectus offering Service Class shares. This prospectus only offers Standard Class shares.


Distribution Policy and Federal Income Tax Considerations

The fund's policy is to distribute substantially all of its net investment income and net realized capital gains each year to its shareholders. The fund may distribute net realized capital gains only once a year. Dividends and capital gain distributions will be automatically reinvested in additional fund shares of the same class of the fund at no charge.

Since all the shares of the fund are owned directly or indirectly by Lincoln Life, LNY and other insurance companies, this prospectus does not discuss the federal income tax consequence at the shareholder level. For information concerning the federal income tax consequences to owners of variable annuity contracts or variable life insurance contracts (contract owners), see the prospectus for the variable account.


12

Financial Highlights

The financial highlights table is intended to help you understand the financial performance of each fund's Standard Class shares since their inception. Certain information reflects financial results for a single fund share. Total investment return is based on the change in net asset value of a share during the period and assumes reinvestment of dividends and distributions at net asset value. Total investment return reflects any waivers and payment of fees by the manager, as applicable. If this is the case, performance would have been lower had the expense limitation not been in effect. This table does not reflect any variable contract expenses. If variable contract expenses were included, the expenses shown would be higher. This information has been audited by Ernst & Young LLP, Independent Registered Public Accounting Firm, whose report, along with each fund's financial statements, is included in the annual report, which is available upon request.



                                                              LVIP Delaware Foundaton (Reg. TM)Aggressive Allocation Fund
                                                                                    Standard Class1
                                                                                       Year Ended
                                                             12/31/20092   12/31/2008   12/31/2007   12/31/2006   12/31/2005
                                                            ------------- ------------ ------------ ------------ -----------
Net asset value, beginning of period.......................   $  8.695      $ 15.589     $ 15.646     $ 14.535    $ 14.186
Income (loss) from investment operations:
Net investment income3.....................................      0.200         0.275        0.301        0.273       0.187
Net realized and unrealized gain (loss) on investments
 and foreign currencies....................................      2.575        (5.059)       0.668        1.767       0.729
                                                              --------      --------     --------     --------    --------
Total from investment operations...........................      2.775        (4.784)       0.969        2.040       0.916
                                                              --------      --------     --------     --------    --------
Less dividends and distributions from:
Net investment income......................................     (0.167)       (0.828)      (0.272)      (0.197)     (0.177)
Net realized gain on investments...........................          -        (1.267)      (0.754)      (0.732)     (0.390)
Return of capital..........................................          -        (0.015)           -            -           -
                                                              --------      --------     --------     --------    --------
Total dividends and distributions..........................     (0.167)       (2.110)      (1.026)      (0.929)     (0.567)
                                                              --------      --------     --------     --------    --------
Net asset value, end of period.............................   $ 11.303      $  8.695     $ 15.589     $ 15.646    $ 14.535
                                                              ########      ########     ########     ########    ########
Total return4..............................................      31.99%       (33.22%)       6.37%       14.51%       6.80%
Ratios and supplemental data:
Net assets, end of period (000 omitted)....................   $246,994      $158,129     $280,964     $291,846    $273,272
Ratio of expenses to average net assets....................       0.79%         0.85%        0.87%        0.91%       0.93%
Ratio of expenses to average net assets prior to
 expenses waived/reimbursed and expense paid
 indirectly................................................       0.93%         0.85%        0.87%        0.91%       0.93%
Ratio of net investment income to average net assets.......       2.07%         2.10%        1.88%        1.83%       1.33%
Ratio of net investment income to average net assets
 prior to expenses waived/reimbursed and expense
 paid indirectly...........................................       1.93%         2.10%        1.88%        1.83%       1.33%
Portfolio turnover.........................................        185%          116%          99%          78%         91%


1 Effective June 15, 2009, the LVIP UBS Global Asset Allocation Fund (the UBS
  Fund) was reorganized into the Fund. The financial highlights for the periods prior to June 15, 2009 reflect the performance of the UBS Fund.

2 Commencing June 15, 2009, Delaware Management Company replaced UBS Global
  Asset Management (Americas) Inc. as the Fund's sub-advisor.

3 The average shares outstanding method has been applied for per share information.

4 Total investment return is based on the change in net asset value of a share during the period and assumes reinvestment of dividends and distributions at net asset value. Total investment return reflects a waiver by the manager, as applicable. Performance would have been lower had the waiver not been in effect.


                                                                              13

General Information
You may examine the registration statements for this fund at the SEC in Washington, D.C. Statements made in the prospectus about any variable annuity contract, variable life insurance contract, or other document referred to in a contract, are not necessarily complete. In each instance, we refer you to the copy of that contract or other document filed as an exhibit to the related registration statement. We qualify each statement in all respects by that reference.

The use of the fund by both annuity and life insurance variable accounts is called mixed funding. Due to differences in redemption rates, tax treatment, or other considerations, the interests of contract owners under the variable life accounts may conflict with those of contract owners under the variable annuity accounts. Violation of the federal tax laws by one variable account investing in the fund could cause the contracts funded through another variable account to lose their tax-deferred status, unless remedial action was taken. The fund's board of trustees will monitor for any material conflicts and determine what action, if any, the fund or a variable account should take.

A conflict could arise that requires a variable account to redeem a substantial amount of assets from the fund. The redemption could disrupt orderly portfolio management to the detriment of those contract owners still investing in the fund. Also, the fund could determine that it has become so large that its size materially impairs investment performance. The fund would then examine its options.

You can find additional information in the fund's statement of additional information (SAI), which is on file with the SEC. The fund incorporates its SAI, dated April 30, 2010, into its prospectus. The fund will provide a free copy of its SAI upon request.

You can find further information about the fund's investments in the fund's annual and semi-annual reports to shareholders, when available. The annual report discusses the market conditions and investment strategies that significantly affected the fund's performance during its last fiscal year. The fund will provide a free copy of its annual and semi-annual report upon request, when available.

The Trust will issue unaudited semi-annual reports showing current investments and other information; and annual financial statements audited by the Trust's independent auditors. For an SAI, annual or semi-annual report, either write The Lincoln National Life Insurance Company, P.O. Box 2340, Fort Wayne, Indiana 46801, or call 1-800-4LINCOLN (454-6265). Also call this number to request other information about the fund, or to make inquiries. The Trust does not maintain an internet website.

You can review and copy information about the fund (including the SAI) at the SEC's public reference room in Washington, D.C. You can get information on the operation of the public reference room by calling the SEC at 1-202-551-8090. You can also get reports and other information about the fund on the EDGAR Database on the SEC's Internet site at http://www.sec.gov. You can get copies of this information, after paying a duplicating fee, by writing the SEC Public Reference Section, Washington, D.C. 20549-0102, or by electronic request at the following e-mail address: publicinfo@sec.gov.


                            SEC File No: 811-08090

                Lincoln Variable Insurance Products Trust


                     LVIP Delaware Foundation (Reg. TM) Conservative Allocation
                Fund



                Standard Class


                1300 South Clinton Street
                Fort Wayne, Indiana 46802


                Prospectus April 30, 2010





The fund is a series of the Lincoln Variable Insurance Products Trust (referred to as "fund"). Shares of the fund are currently offered only to separate accounts that fund variable annuity and variable life insurance contracts of The Lincoln National Life Insurance Company, its affiliates, and third-party insurance companies. You cannot purchase shares of the fund directly. This prospectus discusses the information about the fund that you should know before choosing to invest your contract assets in the fund.




As with all mutual funds, the Securities and Exchange Commission (SEC) has not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
-------------------------------------------------------------------------------

We have not authorized any dealer, salesperson, or any other person to give any information, or to make any representation, other than what this prospectus states.

Table of Contents




Item                                                         Page
Summary Section                                               1
 Investment Objective                                         1
 Fees and Expenses                                            1
   Shareholder Fees                                           1
   Annual Fund Operating Expenses                             1
   Expense Example                                            2
   Portfolio Turnover                                         2
 Principal Investment Strategies                              2
 Principal Risks                                              3
 Fund Performance                                             4
 Investment Adviser and Sub-Adviser                           5
 Payments to Insurance Companies and their Affiliates         5
Investment Objective and Strategies                           6
Investment Risk                                               8
Management and Organization                                   9
Pricing of Fund Shares                                       10
Purchase and Sale of Fund Shares                             11
Market Timing                                                11
Portfolio Holdings Disclosure                                12
Share Classes and Distribution Arrangements                  12
Distribution Policy and Federal Income Tax Considerations    12
Financial Highlights                                         13




LVIP Delaware Foundation (Reg. TM) Conservative Allocation Fund

(Standard Class)

Investment Objective
The investment objective of the LVIP Delaware Foundation (Reg. TM) Conservative Allocation Fund (fund) is to seek a combination of current income and preservation of capital with capital appreciation.


Fees and Expenses


The following table describes the fees and expenses that are incurred if you buy, hold, or sell shares of the fund. The fees and expenses are based on information for the fund's most recent fiscal year. If the fund's net assets decrease, the fund's expense ratio may increase. This table does not reflect any variable contract expenses. If variable contract expenses were included, the expenses shown would be higher.





Shareholder Fees (fees paid directly from your investment)
 Sales Charge (Load) Imposed on Purchases                                                       N/A
 Deferred Sales Charge (Load)                                                                   N/A
 Maximum Sales Charge (Load) Imposed on Reinvested Dividends                                    N/A
 Redemption Fee                                                                                 N/A
 Exchange Fee                                                                                   N/A
 Account Maintenance Fee                                                                        N/A
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of
your investment)
 Management Fee                                                                                    0.75%
 Distribution and/or Service (12b-1) fees                                                          0.00%
 Other Expenses                                                                                    0.10%
 Acquired Fund Fees and Expenses (AFFE)                                                            0.02%
 Total Annual Fund Operating Expenses                                                              0.87%
 Less Fee Waiver and Expense Reimbursement                                                        (0.12%)1,2
 Net Expenses (including AFFE)                                                                     0.75%


1

 Lincoln Investment Advisors Corporation (LIA) has contractually agreed to waive the following portion of its advisory fee for the fund: 0.10% of average daily net assets of the fund. The fee waiver will continue at least through April 30, 2011 and renew automatically for one-year terms unless the adviser provides written notice of termination to the fund.


2 LIA has contractually agreed to reimburse each fund's Standard Class to the extent that the fund's Total Annual Fund Operating Expenses (excluding underlying fund fees and expenses) exceed 0.73% of average daily net assets. The agreement will continue at least through April 30, 2011 and renew automatically for one-year terms unless the adviser provides written notice of termination to the fund.

LVIP Delaware Foundation (Reg. TM) Conservative Allocation Fund              1

Expense Example



The following example helps you compare the cost of investing in the fund with the cost of investing in other mutual funds. The example illustrates the hypothetical expenses that you would incur over the time periods indicated if you invest $10,000 in the fund's shares. The example also assumes that the fund provides a return of 5% a year and that operating expenses remain the same. These examples reflect the net operating expenses with expense waivers for the one-year contractual period and the total operating expenses without expense waives for years two through ten. Your actual costs may be higher or lower than this example. This example does not reflect any variable contract expenses. If variable contract expenses were included, the expenses shown would be higher. The results apply whether or not you redeem your investment at the end of the given period.




 1 year   3 years   5 years   10 years
-------- --------- --------- ---------
   $77      $266      $470    $1,061

Portfolio Turnover


The fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs. These costs, which are not reflected in annual fund operating expenses or in the expense example, affect the fund's performance. During the most recent fiscal year, the fund's portfolio turnover rate was 00% of the average value of its portfolio.



Principal Investment Strategies


The fund is a "target risk fund", which bases its asset allocation around a level of risk consistent with the fund's investment objective. The fund invests in a diversified portfolio of securities of different asset classes and investment styles as it strives to attain its objective. By allocating the investments across several different asset classes and investment styles, the fund offers broad diversification while seeking to achieve its investment objective.


The following table shows the target allocation and allowable ranges (based on percentage of net assets) that the fund expects to invest in for each asset class. Allocations for each asset class may vary within the allowable ranges from the target percentages set for the fund.


                                    LVIP Delaware Foundation (Reg.
                                     TM) Conservative Allocation
                                                Fund
                                    -----------------------------
Asset Class                          Target Allocation    Ranges
----------------------------------- ------------------- ---------
  U.S. Equity......................          20%         5 - 30%
  International Equity.............          15%         5 - 30%
  Emerging Markets.................           5%         0 - 10%
  Global Real Estate...............           0%         0 - 15%
  Bonds............................          58%        30 - 70%
  Cash Equivalents.................           2%         0 - 20%


An active allocation approach is used when selecting investments for the fund. The sub-adviser has the flexibility to determine the level of investment in each asset class within the allowable range. Within each asset class the sub-advisor has flexibility to select the approximate investment styles for investment. Descriptions of the primary investment styles utilized for the fund within each asset class are listed below:


U.S. Equity Large Cap Core: large-sized companies evaluated based on both growth potential and value.

U.S. Equity Mid and Large Cap Growth: medium and large-sized companies expected to grow faster than the U.S. economy.

U.S. Equity Large Cap Value: large-sized companies believed to be undervalued with long-term capital appreciation potential.


International Equity Value: equity securities in any foreign country believed to be undervalued with capital appreciation potential.


International Equity Growth: equity securities in any foreign country believed to provide growth potential (includes exchange traded funds).

Emerging Markets: stocks of companies from an emerging country with economies believed to be developing strongly.


Fixed Income (bonds and cash equivalents): fixed income securities principally among the U.S. Investment Grade, U.S. High Yield International Developed Markets and Emerging Markets sectors. The sub-adviser may invest up to 50% of the assets allocated to this investment sleeve in high yield bonds (aka "junk bonds").

Lincoln Investment Advisors Corporation (LIA) serves as the investment adviser to the fund. Day-to-day management of the fund's securities investments has been sub-advised to Delaware Management Company (DMC), which is a wholly-owned subsidiary of the Macquarie Group, Inc.



2  LVIP Delaware Foundation (Reg. TM) Conservative Allocation Fund


Investments in the LVIP Delaware Foundation (Reg. TM) Conservative Allocation Fund are not and will not be deposits with or liabilities of Macquarie Bank Limited ABN 46 008 583 542 and its holding companies, including their subsidiaries or related companies (the "Macquarie Group"), and are subject to investment risk, including possible delays in repayment and loss of income and capital invested. No Macquarie Group company guarantees or will guarantee the performance of the fund, the repayment of capital from the fund, or any particular rate of return.


Principal Risks

All mutual funds carry a certain amount of risk. Accordingly, loss of money is a risk of investing in the fund. Here are specific principal risks of investing in the fund.

 o Market Risk: Prices of securities held by the fund may fall. As a result, your investment may decline in value and you could lose money.
 o Asset Allocation Risk: The fund maintains an asset allocation strategy and the amount invested in various asset classes of securities may change over time. The fund is subject to the risk that the fund may allocate assets to an asset class that underperforms other asset classes.

 o Growth Stocks Risks: Growth stocks are typically more volatile than value stocks. The growth style may, over time, go in and out of favor. At times when the growth investing style is out of favor, the fund may underperform other equity funds that use different investment styles.
 o Value Stocks Risk: Value stocks may never reach what is believed to be their full value, or may even go down in price. Value stocks tend to shift in and out of favor depending on market conditions, and as a result the fund's performance my sometimes be lower than that of other types of funds.

 o Medium-Cap Companies Risk: Investments in medium-cap companies may be subject to more abrupt market movements and may involve greater risks than investments in larger companies. Medium-cap company stocks generally trade less frequently and in lower volumes, and the fund may experience difficulty closing out positions at prevailing market prices.
 o Interest Rate Risk: The value of debt obligations will typically fluctuate with interest rate changes. These fluctuations can be greater for debt obligations with longer maturities. When interest rates rise, debt obligations will generally decline in value and you could lose money as a result.
 o Credit Risk: Credit risk is the risk that the issuer of the debt obligation will be unable to make interest or principal payments on time. A decrease in an issuer's credit rating may cause a decline in the value of the debt obligations held.
 o Below Investment Grade Bonds: Investing in below investment grade bonds, including high yield bonds ("junk bonds"), entails greater risk of principal loss than the risk involved in investment grade bonds. These bonds are often considered speculative and involve significantly higher credit risk. The value of these bonds may fluctuate more than the value of higher-rated debt obligations, and may decline significantly in periods of general economic difficulty or periods of rising interest rates.

 o Foreign Securities Risk: Foreign currency fluctuations and economic or financial instability could cause the value of the fund's foreign investments to fluctuate. Investing in foreign stocks or debt obligations involves the risk of loss from foreign government or political actions. Investing in foreign securities also involves risks resulting from the reduced availability of public information. Foreign investments may be less liquid and their prices more volatile than comparable investments in securities of U.S. issuers.
 o Emerging Markets Risk: Risk of loss is typically higher for issuers in emerging markets. Emerging market countries may have especially unstable governments, economies based on only a few industries and securities markets that trade a small number of securities. Investments located in emerging markets tend to have volatile prices and may offer significant potential for loss as well as gain.

 o Exchange-Traded Funds Risk: The risks of exchange traded funds (ETFs) generally reflect the risks of owning the underlying securities they are designed to track, although lack of liquidity in an ETF could result in it being more volatile and ETFs have management fees that increase their costs.


LVIP Delaware Foundation (Reg. TM) Conservative Allocation Fund              3

Fund Performance


The following bar chart and table provide some indication of the risks of choosing to invest your contract assets in the fund. The information shows: (a) changes in the performance of the fund's Standard Class from year to year; and
(b) how the average annual returns of the fund's Standard Class for one year, five year and ten year periods compare with those of a broad measure of market performance. Please note that the past performance of the fund is not necessarily an indication of how the fund will perform in the future. Further, the returns shown do not reflect variable contract expenses. If variable contract expenses were included, the returns shown would be lower.


[GRAPHIC OMITTED]







[CHART]
Annual Total Returns
2000                  2001         2002          2003     2004     2005    2006     2007    2008          2009
(1.41%)                (1.58%)      (11.08%)     22.90%   10.00%   4.49%   10.57%   4.58%    (26.96%)     22.85%







During the periods shown in the above chart, the fund's highest return for a quarter occurred in the second quarter of 2003 at: 12.42%.

The fund's lowest return for a quarter occurred in the fourth quarter of 2008 at: (15.82%).




                                                                       Average Annual Total Return
                                                                       For periods ended 12/31/09
                                                                    ---------------------------------
                                                                      1 year    5 years    10 years
                                                                    ---------- --------- ------------
    LVIP Delaware Foundation (Reg. TM) Conservative Allocation Fund    22.85%  1.64%          2.38%
                        Barclays Capital U.S. Aggregate Bond Index*     5.93%  4.97%          6.33%
                                           Conservative Composite**    18.11%  4.69%          5.08%
                                     Russell 1000 (Reg. TM) Index**    28.43%  0.79%         (0.49%)
                                    Russell 2000 (Reg. TM) Index***    27.17%  0.51%          3.51%
                                  Citigroup 90-Day T-Bill Index****     0.16%  2.88%          2.84%


Effective June 15, 2009, the performance indexes of the fund changed from the Barclays Capital U.S. Aggregate Bond Index, Russell 1000 Index, Russell 2000 Index, and Citigroup 90-Day T-Bill Index to the Barclays Capital U.S. Aggregate Bond Index and the Conservative Composite. This change is due to a reorganization of the Fund which resulted in a change in investment strategy.

*The Barclays Capital U.S. Aggregate Bond Index is composed of securities from the Barclays Capital U.S. Government/Credit Index, the
   Mortgage-Backed Securities Index, and the Asset-Backed Securities Index.


** The Conservative Composite is an unmanaged index compiled by LIA, the fund's adviser. The Conservative Composite is constructed as follows: 58% Barclays Capital Global Aggregate Index, 9% MSCI EAFE Value Index, 6% Russell 1000 Growth Index, 6% Russell 1000 Value Index, 6% MSCI EAFE Growth Index, 5% Russell 1000 Index, 5% MSCI Emerging Markets Index, 3% Russell 2000 Index, and 2% Citigroup 3-month T-Bill Index.


*** The Russell 1000 Index measures the performance of the 1,000 largest U.S.
   companies based on total market capitalization.

**** The Russell 2000 Index measures the performance of the 2,000 smallest companies in the Russell 3000 Index, which represents approximately 8% of the total market capitalization of the Russell 3000 Index. The Russell 3000 companies consist of the 3,000 largest U.S. companies based on total market capitalization.

***** The Citigroup 90 day Treasury Bill (T-Bill) Index is a widely recognized unmanaged index of short-term securities.



When comparing the fund's performance to that of the indices, you should note that the fund generally invests the largest amount in U.S. stocks and debt obligations, but the amount invested in any one category, or in the securities of U.S. or foreign issuers, varies. The fund uses the Conservative Composite to evaluate the success of the fund's investment strategy.



4  LVIP Delaware Foundation (Reg. TM) Conservative Allocation Fund

Investment Adviser and Sub-Adviser

Investment Adviser: Lincoln Investment Advisors Corporation

Investment Sub-Adviser: Delaware Management Company



Portfolio Manager(s)   Company Title                                                      Experience w/Fund
---------------------- ------------------------------------------------------------------ ------------------
Michael J. Hogan       Executive Vice President, Chief Executive Officer and Head of
                       Equity Investments                                                 Since May 2009
Paul Grillo            Senior Vice President and Senior Portfolio Manager                 Since May 2009
Sharon Hill            Vice President and Senior Portfolio Manager                        Since May 2009
Francis X. Morris      Senior Vice President and Chief Investment Officer - Core Equity   Since May 2009
Babak (Bob) Zenouzi    Senior Vice President and Senior Portfolio Manager                 Since May 2009

Payments to Insurance Companies and their Affiliates


Shares of the fund are available only through the purchase of variable contracts issued by certain life insurance companies. Parties that are related to the fund (such as the fund's principal underwriter or investment adviser) may pay such insurance companies (or their related companies) for the sale of shares of the fund and related services. Such insurance companies (or their related companies) may pay broker-dealers or other financial intermediaries (such as banks) for the sale and retention of variable contracts which offer fund shares. When received by an insurance company, such payments may be a factor that the insurance company considers in including a fund as an investment option in its variable contracts. The prospectus or other disclosure document for the variable contracts may contain additional information about these payments.


LVIP Delaware Foundation (Reg. TM) Conservative Allocation Fund              5


Investment Objective and Strategies

The investment objective of the LVIP Delaware Foundation (Reg. TM) Conservative Allocation Fund (fund) is to seek a combination of current income and preservation of capital with capital appreciation. The objective is non-fundamental and may be changed without shareholder approval. The fund is a "target risk fund", which bases its asset allocation around a specified level of risk with a corresponding variation of income and growth.


From the most conservative (LVIP Delaware Foundation (Reg. TM) Conservative Allocation Fund) to the moderate (LVIP Delaware Foundation (Reg. TM) Moderate Allocation Fund) to the most aggressive (LVIP Foundation (Reg. TM) Delaware Aggressive Allocation Fund), each Foundation (Reg. TM) Fund invests in a diversified portfolio of securities of different asset classes and investment styles as it strives to attain its objective(s). By allocating the investments across several different asset classes and investment styles, each of the Foundation (Reg. TM) Funds offers broad diversification while seeking to achieve its investment objective.


The following table shows the target allocation and allowable ranges (based on percentage of net assets) that the fund expects to invest in for each asset class. Allocations for each asset class may vary within the allowable ranges from the target percentages set for the fund.




                                    LVIP Delaware Foundation (Reg.
                                     TM) Conservative Allocation
                                                Fund
                                    -----------------------------
Asset Class                          Target Allocation    Ranges
----------------------------------- ------------------- ---------
  U.S. Equity......................          20%         5 - 30%
  International Equity.............          15%         5 - 30%
  Emerging Markets.................           5%         0 - 10%
  Global Real Estate...............           0%         0 - 15%
  Bonds............................          58%        30 - 70%
  Cash Equivalents.................           2%         0 - 20%

An active allocation approach is used when selecting investments for the fund. The sub-adviser has the flexibility to determine the level of investment in each asset class within the allowable range. In setting the asset allocation strategy for the fund, the sub-adviser focuses on three key factors:
  o the returns and risk associated with different asset classes;
  o the correlation between different asset classes (their tendency to move up or down together); and
  o the changing universe of global investment opportunities.

This information is used to determine how much of the fund will be allocated to each asset class within the allowable range. Within each asset class, the sub-adviser has flexibility to select the appropriate investment styles for investment. Descriptions of the investment styles within each asset class are listed below:


U.S. EQUITY ASSET CLASS

U.S. Large Cap Core

The large cap core investment sleeve (style) employs a bottom-up security selection utilizing quantitative data, fundamental research, and risk control to evaluate stocks based on both growth potential and value. The manager also considers factors such as business conditions in the company's industry and its competitive position in that industry. The large cap core investment sleeve will generally invest primarily in common stock of companies with market capitalizations of at least $2 billion at the time of purchase.

U.S. Mid and Large Cap Growth

The mid and large cap growth investment sleeve (style) invests primarily in common stocks, generally in medium and large-size companies that are expected to grow faster than the U.S. economy. Medium and large-sized companies generally have market capitalizations exceeding $1 billion. Using a bottom up approach, the manager looks for companies that are believed to have the potential for increased market share, dominant business models and strong free cash flow generation, and demonstrate operational efficiencies.

U.S. Large Cap Value

The large cap value investment sleeve (style) invests primarily in securities of large-capitalization companies that are believed to have long-term capital appreciation potential. Companies in the "large cap value" category generally are within the market capitalization range of the Russell 1000 (Reg. TM) Value Index (as of 12/31/08, the market capitalization range of this index was $24 million to $421.8 billion). A value-oriented investment philosophy is followed in selecting stocks for the portfolio using a research-intensive approach that considers factors such as 1) a security price that reflects a market valuation that is judged to be below the estimated present or future value of the company; 2) favorable earnings prospects and dividend yield potential; and 3) the financial condition of the issuer.

U.S. Small Cap Core

6

Stocks of small companies are identified that are believed offer above average opportunities for long-term appreciation based on 1) attractive valuations; 2) growth prospects; and 3) strong cash flow. Companies in the "small cap core" category generally are within the market capitalization range of the Russell 2000 (Reg. TM) Index (as of 12/31/08, the market capitalization range of this index was $7 million to $3.3 billion). The small cap core investment sleeve (style) employs a bottom-up security selection utilizing quantitative data, fundamental research, and risk control to evaluate stocks based on both growth potential and value.


INTERNATIONAL EQUITY ASSET CLASS

International Value Equity

The international value investment sleeve (style) uses a value strategy, investing in equity securities which provide the potential for capital appreciation. The portfolio may purchase securities in any foreign country (developed or emerging) and seeks companies that are expected to perform well over the next three to five years.

International Growth

The international growth investment sleeve (style) uses a growth strategy that seeks to invest primarily in equity securities that provide the potential for capital appreciation. The manager may purchase securities in any foreign, developed or emerging country. In pursuing the investment strategy, the manager may invest in individual companies or in exchange traded funds that utilize an international growth investment style.


EMERGING MARKETS ASSET CLASS

Emerging Markets

The emerging markets investment style (sleeve) focuses on stocks of companies considered to be from an emerging country. An "emerging country" is considered to be 1) generally recognized as an emerging country by the international financial community including the World Bank and the International Finance Corporation; 2) classified by the United Nations as developing; or 3) included in the International Finance Corporation Free Index or the MSCI Emerging Markets Index. The manager focuses on investing in emerging countries which have economies that are believed to be developing strongly and markets that are becoming more sophisticated. The manager additionally focuses on investments believed to be trading at a discount to intrinsic value.


GLOBAL REAL ESTATE ASSET CLASS

Global Real Estate Securities

The global real estate securities sleeve (style) invests in securities issued by U.S. and non-U.S. companies in the real estate sector. A company in the real estate sector generally derives at least 50% of its revenue from real estate or has at least 50% of its assets in real estate. Assets will be allocated among real estate companies in various regions and countries throughout the world, including the U.S. and developed, developing and emerging market non-U.S. countries. The portfolio's investment strategy is based on both a top-down and bottom-up assessment of countries and specific markets. A real estate company's financials, cash flow, dividend growth rates, and management strategy are also evaluated in selecting the portfolio's investments.


FIXED INCOME (BONDS AND CASH EQUIVALENTS) ASSET CLASS

Diversified Fixed Income

The fixed income investment sleeve (style) allocates its investments principally among the U.S. Investment Grade, U.S. High Yield, International Developed Markets, and Emerging Markets sectors. The manager analyzes economic and market conditions to identify the sector(s) that offer the best investment opportunities. The manager will determine the amount of assets allocated to each of the four sectors based on this analysis of economic and market conditions, and on an assessment of the returns and potential for appreciation from each sector. Assets allocated to the investment grade sector will invest principally in debt obligations issued or guaranteed by the U.S. government, its agencies or instrumentalities, and by U.S. corporations. Assets allocated to the domestic high yield sector will be primarily in those high yield bonds (aka "junk bonds") having a liberal and consistent yield and those tending to reduce the risk of market fluctuations. The manager may invest up to 50% of the assets allocated to the fixed income investment sleeve in high yield bonds. Assets allocated to the international developed markets sector will be primarily in fixed income securities of issuers organized or having a majority of their operating income in international developed markets. Assets allocated to the emerging markets sector may be made in fixed income securities of issuers in any foreign country, developed and underdeveloped. Fixed income securities in the international developed markets sector and the emerging markets sector may include securities issued by foreign governments, debt obligations of foreign companies, and securities issued by supranational entities. A supranational entity is an entity established or financially supported by the national governments of one or more countries to promote reconstruction or development.

Cash equivalents may include: 1) time deposits, certificates of deposit, and bankers acceptances issued by a U.S. commercial bank; 2) commercial paper of the highest quality rating; 3) short-term debt obligations with the highest quality rating; 4) U.S. government securities; and 5) repurchase agreements collateralized by those instruments.


                                                                               7

In response to market, economic, political or other conditions, a fund may temporarily use a different investment strategy for defensive purposes. If a fund does so, different factors could affect fund performance and the fund may not achieve its investment objective.



Investment Risk


Asset allocation risk is the risk that the fund may allocate assets to an asset class that underperforms other asset classes. For example, the fund may be overweighted in equity securities when the stock market is falling and the fixed income market is rising. Therefore, the value of the fund's shares held under your contract depends on:
  o the performance of each asset class and sub-class (where applicable); and
  o the amount of the fund's total assets invested in each asset class and sub-class (where applicable).

Accordingly, the value of the fund's shares may be negatively affected if:
  o the securities in one of the fund's asset classes or sub-classes do not perform as well as securities in the other asset classes or sub-class;
  o the fund invests large amounts in an asset class or sub-class that does not perform as well as the other asset classes or sub-class and
  o when selecting asset classes and sub-classes of investment, poor timing causes the fund to suffer losses or miss gains generated in a specific asset class or sub-class.


Equity Investments (Stocks). Investing in securities involves the risk that the value of the securities purchased will fluctuate. These fluctuations could occur for a single company, an industry, a sector of the economy, or the stock market as a whole. These fluctuations could cause the value of the fund's securities to fluctuate and therefore, the value of the shares held under your contract could fluctuate, and you could lose money.


Some of the investment styles may invest in the securities of medium and small-sized, less mature, lesser-known companies, which may involve greater risks than those normally associated with larger, more mature, well-known companies. The stock of companies with medium and small stock market capitalizations may trade less frequently and in limited volume. Medium and small-sized companies also may have less certain prospects for growth and greater sensitivity to changing economic conditions.


Because the LVIP Delaware Foundation (Reg. TM) Aggressive Allocation Fund has a greater target percentage of assets allocated to equities than the LVIP Delaware Foundation (Reg. TM) Moderate Allocation Fund or the LVIP Delaware Foundation (Reg. TM) Conservative Allocation Fund, it will be more susceptible to the risks associated with equities. The LVIP Delaware Foundation (Reg. TM) Moderate Allocation Fund will be more susceptible to the risks associated with equities than the LVIP Delaware Foundation (Reg. TM) Conservative Allocation Fund.


Fixed Income Investments (Bonds). For investment styles allocated to fixed-income, the primary risks are interest rate risk and credit risk. Interest rate risk is the risk that the value of the debt obligations held by the fund and, therefore, the value of the fund's shares will fluctuate with changes in interest rates. These fluctuations can be greater for debt obligations with longer maturities and for mortgage securities. When interest rates rise, debt obligations decline in value, and when interest rates fall, debt securities obligations increase in value. Accordingly, during periods when interest rates are fluctuating, you could lose money investing in the fund.

Credit risk is the risk that the issuer of the debt obligation will be unable to make interest or principal payments on time. A debt obligation's credit rating reflects the credit risk associated with that debt obligation. Higher-rated debt obligations involve lower credit risk than lower-rated debt obligations. Generally, credit risk is higher for corporate and foreign government debt obligations than for U.S. government securities, and higher still for debt rated below investment grade (high yield bonds). The value of the debt obligations held by a fund and, therefore, the value of the fund's shares, will fluctuate with the changes in the credit ratings of the debt obligations held.

Investing in "junk" or "high yield" bonds entails greater risk of principal loss than the risk involved in investment grade bonds. If debt obligations held by the funds are assigned a lower credit rating, the value of these debt obligations and, therefore, the value of the funds' shares could fall. High yield bonds are often considered speculative and involve significantly higher credit risk. These bonds are also more likely to experience significant fluctuation in value due to changes in the issuer's credit rating. The value of these bonds may fluctuate more than the value of higher-rated debt obligations, and may decline significantly in periods of general economic difficulty or periods of rising interest rates.


Because the LVIP Delaware Foundation (Reg. TM) Conservative Allocation Fund has a greater target percentage of assets allocated to fixed income investments and high yield bonds than the LVIP Delaware Foundation (Reg. TM) Moderate Allocation Fund and the LVIP Delaware Foundation (Reg. TM) Aggressive Allocation Fund, it will be more susceptible to the risks associated with fixed income investments and high yield bonds. The LVIP Delaware Foundation (Reg. TM) Moderate Allocation Fund will be more susceptible to the risks associated with fixed income investments and high yield bonds than the LVIP Delaware Foundation (Reg. TM) Aggressive Allocation Fund.


Foreign Investments (Equity or Bonds). Investing in foreign equity securities involves additional risks not present when investing in U.S. securities. Foreign currency fluctuations or economic or financial instability could cause the value of the fund's investments and, therefore, the value of the fund's shares to fluctuate, and you could lose money.


8

Additionally, Investing in foreign securities involves risks resulting from the reduced availability of public information concerning issuers and the fact that foreign issuers generally are not subject to uniform accounting, auditing, and financial reporting standards or to other regulatory practices and requirements comparable to those applicable to U.S. issuers. Further, the volume of securities transactions effected on foreign markets in most cases remains considerably below that of the U.S. markets. Accordingly, the fund's foreign investments may be less liquid and their prices may be more volatile than comparable investments in securities of U.S. issuers. Foreign brokerage commissions and custodian fees are generally higher than in the U.S.

As a general matter, risk of loss is typically higher for issuers in emerging markets. Emerging market countries may have especially unstable governments, economies based on only a few industries and securities markets that trade a small number of securities. Securities of issuers located in these countries tend to have volatile prices and may offer significant potential for loss as well as gain.


Because the LVIP Delaware Foundation (Reg. TM) Aggressive Allocation Fund has a greater target percentage of assets allocated to foreign investments than the LVIP Delaware Foundation (Reg. TM) Moderate Allocation Fund and the LVIP Delaware Foundation (Reg. TM) Conservative Allocation Fund, it will be more susceptible to the risks associated with foreign investments. The LVIP Delaware Foundation (Reg. TM) Moderate Allocation Fund will be more susceptible to the risks associated with foreign investments than the LVIP Delaware Foundation (Reg. TM) Conservative Allocation Fund.


Global Real Estate Securities. Risk related to global real estate securities includes possible declines in the value of real estate, lack of availability of mortgage funds, overbuilding, extended vacancies of properties, property taxes and operating expenses, changes in zoning laws, environmental costs and liability damages from natural disasters, and changes in interest rates. Real estate investment trusts (REITs) are subject to substantial cash flow dependency, defaults, self-liquidation and the risk of failure to qualify for the free pass through of income. Investing in global real estate securities involves the additional risks of foreign investing which are not present when investing in U.S. real estate.

Exchange Traded Funds (ETFs). The risks of owning an ETF generally reflect the risks of owning the underlying securities they are designed to track, although lack of liquidity in an ETF could result in it being more volatile and ETFs have management fees that increase their costs.


Management and Organization

The fund's business and affairs are managed under the direction of their board of trustees. The board of trustees has the power to amend the fund's bylaws, to declare and pay dividends, and to exercise all the powers of the fund except those granted to the shareholders.

Manager of Managers: The fund employs a "manager of managers" structure. In this regard, the fund has received an exemptive order from the SEC (Release No. IC-27512) to permit the fund's investment adviser, without further shareholder approval, to enter into and materially amend the sub-advisory agreement with its sub-adviser upon approval of the Trust's Board of Trustees. The SEC order is subject to certain conditions. For example, within ninety days of the hiring of any new sub-adviser, shareholders will be furnished with information that would be included in a proxy statement regarding the new sub-adviser. Moreover, the fund's adviser will not enter into a sub-advisory agreement with any affiliated sub-adviser without shareholder approval. The adviser has ultimate responsibility (subject to Board oversight) to oversee the sub-adviser and to recommend their hiring, termination, and replacement.


Investment Adviser and Sub-Adviser: Lincoln Investment Advisors Corporation
(LIA) is the investment adviser to the fund. LIA is a registered investment adviser and wholly-owned subsidiary of Lincoln National Corporation (LNC). LIA's address is One Granite Place, Concord, NH 03301. LIA (or its predecessors) has served as an investment adviser to mutual funds for over 20 years.


LNC is a publicly-held insurance holding company organized under Indiana law. Through its subsidiaries, LNC provides, on a national basis, insurance and financial services.

The fund uses a sub-adviser who is responsible for the day-to-day management of the fund's securities investments. The fund's sub-adviser is paid out of the fees paid to the adviser.

The fund's investment adviser (with the effective advisory fee rate for the most recently completed fiscal year), sub-adviser and portfolio manager are shown below. The fund's SAI provides additional information about the portfolio manager's compensation, other accounts managed by the portfolio manager(s), and the portfolio manager's ownership of securities in the fund.


                                                                               9



Adviser                LIA (aggregate advisory fee paid to LIA for fiscal year ended December 31, 2009 was 0.65% of the fund's average net assets).
Sub-Adviser            Delaware Management Company (DMC). DMC and its predecessors have been managing mutual funds since 1938. As of December 31, 2009, DMC and its affiliates were managing in excess of $130 billion in assets in various institutional or separately managed investment company and insurance accounts. DMC is a series of Delaware Management Business Trust (DMBT), a Delaware statutory trust registered with the
                       SEC as an investment adviser. DMBT's address is 2005 Market Street, Philadelphia, Pennsylvania 19103.
                       DMBT is an indirect subsidiary of Delaware Management Holdings (DMH). DMH is an indirect subsidiary of Macquarie Group Limited.
Portfolio Manager(s)   A team consisting of Michael J. Hogan, Paul Grillo, Sharon Hill, Francis X. Morris and Babak (Bob) Zenouzi
                       are responsible for making the day-to-day investment decisions for the funds. Mr. Hogan is the lead mem-
                       ber of the team and has the authority to override any decision made by the team in his discretion. Mr.
                       Hogan, Executive Vice President, Chief Executive Officer and Head of Equity Investments, joined DMC in
                       2007. Mr. Hogan previously spent eleven years at SEI Investments, with the last three of those as the man-
                       aging director and global head of equity. Mr. Hogan graduated from the University of Delaware with bach-
                       elor's and master's degrees in economics. Mr. Grillo, Senior Vice President and Senior Portfolio Manager,
                       joined DMC in 1992. Mr. Grillo has been a SVP, Senior Portfolio Manager, most recently named a Co-CIO within the Fixed Income Division of DMC for the past five years. Mr. Grillo holds a bachelor's degree in business management from North Carolina State University and an MBA with a concentration in finance from Pace University. Ms. Hill, Senior Vice President and Senior Portfolio Manager, joined DMC in 2000 as a Senior Programmer/Analyst of Investment Systems. Ms. Hill has been the Head of Equity Quantitative
                       Research and Analytics at DMC for the past five years. Ms. Hill holds a bachelor's degree, with honors, in mathematics from the City University of New York, at Brooklyn College and a master's degree and Ph.D in mathematics from the University of Connecticut. Mr. Morris, Senior Vice President and Chief Investment
                       Officer - Core Equity, joined DMC in 1997. Mr. Morris has been the CIO of the Core Equity Team at DMC for the past five years. Mr. Morris holds a bachelor's degree from Providence College and an MBA from Wid-
                       ener University. Mr. Zenouzi, Senior Vice President and Senior Portfolio Manager, rejoined DMC in 2006 after having spent seven years as an analyst and portfolio manager with the firm and prior to leaving to work at Chartwell Investment Partners, where from 1999 to 2006 he was a partner and senior portfolio manager. Mr. Zenouzi has a master's degree in finance from Boston College and a bachelor's degree from
                       Babson College. Mr. Hogan and Mr. Grillo are CFA charterholders.


The fund may have a name, investment objective and investment policy that is very similar to certain publicly available mutual funds that are managed by the same sub-adviser. The fund will not have the same performance as those publicly available mutual funds. Different performance will result from many factors, including, but not limited to, different cash flows into and out of the fund, different fees, and different asset levels.

A discussion regarding the basis for the Trust's Board of Trustees approving the investment advisory and sub-advisory contracts for the fund is available in the annual report to shareholders for the twelve month period ended December 31, 2009 or the semi-annual report to shareholders for the six month period ended June 30, 2009.


Pricing of Fund Shares

The fund determines its net asset value per share (NAV) as of close of regular trading (normally 4:00 p.m., New York time) on the New York Stock Exchange
(NYSE) on each day the NYSE is open for trading. The fund determines its NAV by:
  o adding the values of all securities investments and other assets;
  o subtracting liabilities (including dividends payable); and
  o dividing by the number of shares outstanding.

The fund's securities may be traded in other markets on days when the NYSE is closed. Therefore, the fund's NAV may fluctuate on days when you do not have access to the fund to purchase or redeem shares.

The fund typically values its securities investments as follows:
  o equity securities, at their last sale prices on national securities exchanges or over-the-counter, or, in the absence of recorded sales, at the mean between the bid and asked prices on exchanges or over-the-counter; and
  o U.S. Government and Agency securities, at the mean between the bid and asked prices, and other debt securities, at the price established by an independent pricing service.

In certain circumstances, the fund may value its portfolio securities at fair value as estimated in good faith under procedures established by the fund's board of trustees. When the fund uses fair value pricing, it may take into account any factors it deems appropriate. The price of securities used by the fund to calculate its NAV may differ from quoted or published prices for the same securities. Fair value pricing may involve subjective judgments, and it is possible that the fair value determined for a security is materially different than the value that could be realized upon the sale of that security.


10

The fund anticipates using fair value pricing for securities primarily traded on U.S. exchanges only under very limited circumstances, such as the unexpected early closing of the exchange on which a security is traded or suspension of trading in the security. The fund may use fair value pricing more frequently for securities primarily traded in non-U.S. markets because, among other things, most foreign markets close well before the fund values its securities, normally at 4:00 p.m. Eastern time. The earlier close of these foreign markets gives rise to the possibility that significant events, including broad market moves, may have occurred in the interim. To account for this, the fund may frequently value many foreign equity securities using fair value prices based on third party vendor modeling tools to the extent available.


Purchase and Sale of Fund Shares

The fund sells its shares directly or indirectly to The Lincoln National Life Insurance Company (Lincoln Life), Lincoln Life & Annuity Company of New York
(LNY), and other insurance companies. The insurance companies hold the fund shares in separate accounts (variable accounts) that support various variable annuity contracts and variable life insurance contracts.

The fund sells and redeems its shares, without charge, at their NAV next determined after the fund or its agent receives a purchase or redemption request. The value of shares redeemed may be more or less than original cost.

The fund normally pays for shares redeemed within seven days after the fund receives the redemption request. However, a fund may suspend redemption or postpone payment for any period when (a) the NYSE closes for other than weekends and holidays; (b) the SEC restricts trading on the NYSE; (c) the SEC determines that an emergency exists, so that a fund's disposal of investment securities, or determination of net asset value is not reasonably practicable; or (d) the SEC permits, by order, for the protection of fund shareholders.


LIA and its affiliates, including Lincoln Financial Distributors, Inc. ("LFD") and/or the fund's sub-adviser, may pay additional compensation (at their own expense and not as an expense of the fund) to certain affiliated or unaffiliated brokers, dealers, or other financial intermediaries (collectively, "financial intermediaries") in connection with the sale or retention of fund shares or insurance products that contain the fund and/or shareholder servicing ("distribution assistance"). The level of payments made to a qualifying financial intermediary in any given year will vary. To the extent permitted by SEC and FINRA rules and other applicable laws and regulations, LFD may pay or allow its affiliates to pay other promotional incentives or payments to financial intermediaries.


If a mutual fund sponsor, distributor or other party makes greater payments to your financial intermediary for distribution assistance than sponsors or distributors of other mutual funds make to your financial intermediary, your financial intermediary and its salespersons may have a financial incentive to favor sales of shares of the mutual fund complex making the higher payments over another mutual fund complex or over other investment options. You should consult with your financial intermediary and review carefully any disclosure provided by such intermediary as to compensation it receives in connection with investment products it recommends or sells to you. In certain instances, the payments could be significant and may cause a conflict of interest for your financial intermediary. Any such payments will not change the net asset value or the price of the fund's shares, as such payments are not made from fund assets.

For more information, please see the Statement of Additional Information.


Market Timing

Frequent, large, or short-term transfers among the funds, such as those associated with "market timing" transactions, may adversely affect the funds and their investment returns. Such transfers may dilute the value of fund shares, interfere with the efficient management of the fund's portfolio, and increase brokerage and administrative costs of the funds. As a result, the funds discourage such trading activity. The risks of frequent trading are more pronounced for funds investing a substantial percentage of assets in overseas markets. This is due to the time differential in pricing between U.S. and overseas markets, which market timers attempt to use to their advantage. As an effort to protect our fund investors and the funds from potentially harmful trading activity, we utilize certain market timing policies and procedures that have been approved by the fund's board of trustees (the "Market Timing Procedures").

The fund reserves the right to reject or restrict any purchase order (including exchanges) from any investor. The fund will exercise this right if, among other things, an investor's trading, in the judgment of the fund, has been or may be disruptive to any fund. In making this judgment, a fund may consider trading done in multiple accounts under common ownership or control.

The fund has entered into an agreement with each insurance company that holds fund shares to help detect and prevent market timing in the fund's shares. The agreement generally requires such insurance company to (i) provide, upon request by the fund, certain identifying and account information regarding contract owners who invest in fund shares through the omnibus account; and (ii) execute instructions from the fund to restrict further purchases or exchanges of fund shares by a contract owner who the fund has identified as a market timer.

The fund may rely on frequent trading policies established by insurance companies that hold shares of the fund in separate accounts to support the insurance contracts. In the event the fund detects potential market timing, the fund will contact the applicable insurance company. In addition to any action taken by the applicable insurance company in response to such market timing activity, the fund may request that the insurance company take additional action, if appropriate, based on the particular circumstances.


                                                                              11

Fund investors seeking to engage in frequent, large, or short-term transfer activity may deploy a variety of strategies to avoid detection. Our ability to detect and deter such transfer activity may be limited by operational systems and technological limitations. The identification of fund investors determined to be engaged in such transfer activity that may adversely affect other fund investors involves judgments that are inherently subjective.

As a result of these noted limitations, there is no guarantee that the fund will be able to identify possible market timing activity or that market timing will not occur in the fund. If we are unable to detect market timers, you may experience dilution in the value of your fund shares and increased brokerage and administrative costs in the fund. This may result in lower long-term returns for your investments.

In our sole discretion, we may revise our Market Timing Procedures at any time without prior notice as necessary to better detect and deter frequent, large, or short-term transfer activity to comply with state or federal regulatory requirements, and/or to impose additional or alternate restrictions on market timers (such as dollar or percentage limits on transfers). We also reserve the right to implement and administer redemption fees imposed by the fund in the future.

Insurance company sponsors of your contract may impose transfer limitations and other limitations designed to curtail market timing. Please refer to the prospectus and SAI for your variable annuity or variable life contract for details.


Portfolio Holdings Disclosure


A description of the fund's policies and procedures with respect to the disclosure of the fund's portfolio securities is available in the fund's Statement of Additional Information.



Share Classes and Distribution Arrangements

The fund offers two classes of shares: the Standard Class and the Service Class. The two classes of shares are identical, except that Service Class shares are subject to a distribution (Rule 12b-1) fee, which is described in the prospectus offering Service Class shares. This prospectus only offers Standard Class shares.


Distribution Policy and Federal Income Tax Considerations

The fund's policy is to distribute substantially all of its net investment income and net realized capital gains each year to its shareholders. The fund may distribute net realized capital gains only once a year. Dividends and capital gain distributions will be automatically reinvested in additional fund shares of the same class of the fund at no charge.


Since all the shares of the fund are owned directly or indirectly by Lincoln Life, LNY and other insurance companies, this prospectus does not discuss the federal income tax consequence at the shareholder level. For information concerning the federal income tax consequences to owners of variable annuity contracts or variable life insurance contracts (contract owners), see the prospectus for the variable account.



12

Financial Highlights


The financial highlights table is intended to help you understand the financial performance of each fund's Standard Class shares since their inception. Certain information reflects financial results for a single fund share. Total investment return is based on the change in net asset value of a share during the period and assumes reinvestment of dividends and distributions at net asset value. Total investment return reflects any waivers and payment of fees by the manager, as applicable. If this is the case, performance would have been lower had the expense limitation not been in effect. This table does not reflect any variable contract expenses. If variable contract expenses were included, the expenses shown would be higher. This information has been audited by Ernst & Young LLP, Independent Registered Public Accounting Firm, whose report, along with each fund's financial statements, is included in the annual report, which is available upon request.




                                                        LVIP Delaware Foundation Conservative Allocation Fund Standard
                                                                                    Class1
                                                                                  Year Ended
                                                         12/31/2009   12/31/2008   12/31/2007   12/31/2006   12/31/2005
                                                        ------------ ------------ ------------ ------------ -----------
Net asset value, beginning of period...................   $ 10.834     $ 16.910     $ 16.957     $ 15.708    $ 15.391
Income (loss) from investment operations:
Net investment income (loss)2..........................      0.402        0.347        0.416        0.366       0.305
Net realized and unrealized gain (loss) on investments       2.065       (4.569)       0.353        1.285       0.384
                                                          --------     --------     --------     --------    --------
Total from investment operations.......................      2.467       (4.222)       0.769        1.651       0.689
                                                          --------     --------     --------     --------    --------
Less dividends and distributions from:
Net investment income..................................     (0.344)      (0.351)      (0.421)      (0.402)     (0.372)
Net realized gain on investments.......................          -       (1.503)      (0.395)           -           -
                                                          --------     --------     --------     --------    --------
Total dividends and distributions......................     (0.344)      (1.854)      (0.816)      (0.402)     (0.372)
                                                          --------     --------     --------     --------    --------
Net asset value, end of period.........................   $ 12.957     $ 10.834     $ 16.910     $ 16.957    $ 15.708
                                                          ########     ########     ########     ########    ########
Total return3..........................................      22.85%      (26.96%)       4.58%       10.57%       4.49%
Ratios and supplemental data:
Net assets, end of period (000's omitted)..............   $341,991     $290,659     $477,666     $525,479    $545,772
Ratio of expenses to average net assets................       0.67%        0.52%        0.48%        0.50%       0.51%
Ratio of expenses to average net assets prior to
 expenses waived/reimbursed and expense paid
 indirectly............................................       0.79%        0.52%        0.48%        0.50%       0.51%
Ratio of net investment income (loss) to average net
 assets................................................       3.48%        2.39%        2.38%        2.25%       1.96%
Ratio of net investment income to average net assets
 prior to expenses waived/reimbursed and expense
 paid indirectly.......................................       3.36%        2.39%        2.38%        2.25%       1.96%
Portfolio turnover.....................................        178%         116%         174%         143%         92%



1 Effective June 15, 2009, the LVIP Delaware Managed Fund (the Managed Fund) was reorganized into the Fund. The financial highlights for the periods prior to June 15, 2009 reflect the performance of the Managed Fund.

2 The average shares outstanding method has been applied for per share information.

3 Total investment return is based on the change in net asset value of a share during the period and assumes reinvestment of dividends and distributions at net asset value. Total investment return reflects a waiver by the manager, as applicable. Performance would have been lowed had the waiver not been in effect.



                                                                              13

General Information
You may examine the registration statements for this fund at the SEC in Washington, D.C. Statements made in the prospectus about any variable annuity contract, variable life insurance contract, or other document referred to in a contract, are not necessarily complete. In each instance, we refer you to the copy of that contract or other document filed as an exhibit to the related registration statement. We qualify each statement in all respects by that reference.

The use of the fund by both annuity and life insurance variable accounts is called mixed funding. Due to differences in redemption rates, tax treatment, or other considerations, the interests of contract owners under the variable life accounts may conflict with those of contract owners under the variable annuity accounts. Violation of the federal tax laws by one variable account investing in the fund could cause the contracts funded through another variable account to lose their tax-deferred status, unless remedial action was taken. The fund's board of trustees will monitor for any material conflicts and determine what action, if any, the fund or a variable account should take.

A conflict could arise that requires a variable account to redeem a substantial amount of assets from the fund. The redemption could disrupt orderly portfolio management to the detriment of those contract owners still investing in the fund. Also, the fund could determine that it has become so large that its size materially impairs investment performance. The fund would then examine its options.


You can find additional information in the fund's statement of additional information (SAI), which is on file with the SEC. The fund incorporates its SAI, dated April 30, 2010, into its prospectus. The fund will provide a free copy of its SAI upon request.


You can find further information about the fund's investments in the fund's annual and semi-annual reports to shareholders, when available. The annual report discusses the market conditions and investment strategies that significantly affected the fund's performance during its last fiscal year. The fund will provide a free copy of its annual and semi-annual report upon request, when available.

The Trust will issue unaudited semi-annual reports showing current investments and other information; and annual financial statements audited by the Trust's independent auditors. For an SAI, annual or semi-annual report, either write The Lincoln National Life Insurance Company, P.O. Box 2340, Fort Wayne, Indiana 46801, or call 1-800-4LINCOLN (454-6265). Also call this number to request other information about the fund, or to make inquiries. The Trust does not maintain an internet website.

You can review and copy information about the fund (including the SAI) at the SEC's public reference room in Washington, D.C. You can get information on the operation of the public reference room by calling the SEC at 1-202-551-8090. You can also get reports and other information about the fund on the EDGAR Database on the SEC's Internet site at http://www.sec.gov. You can get copies of this information, after paying a duplicating fee, by writing the SEC Public Reference Section, Washington, D.C. 20549-0102, or by electronic request at the following e-mail address: publicinfo@sec.gov.


                            SEC File No: 811-08090

                Lincoln Variable Insurance Products Trust


                     LVIP Delaware Foundation (Reg. TM) Moderate Allocation
                Fund



                Standard Class


                1300 South Clinton Street
                Fort Wayne, Indiana 46802


                Prospectus April 30, 2010





The fund is a series of the Lincoln Variable Insurance Products Trust (referred to as "fund"). Shares of the fund are currently offered only to separate accounts that fund variable annuity and variable life insurance contracts of The Lincoln National Life Insurance Company, its affiliates, and third-party insurance companies. You cannot purchase shares of the fund directly. This prospectus discusses the information about the fund that you should know before choosing to invest your contract assets in the fund.




As with all mutual funds, the Securities and Exchange Commission (SEC) has not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
-------------------------------------------------------------------------------

We have not authorized any dealer, salesperson, or any other person to give any information, or to make any representation, other than what this prospectus states.

Table of Contents




Item                                                         Page
Summary Section                                               1
 Investment Objective                                         1
 Fees and Expenses                                            1
   Shareholder Fees                                           1
   Annual Fund Operating Expenses                             1
   Expense Example                                            2
   Portfolio Turnover                                         2
 Principal Investment Strategies                              2
 Principal Risks                                              3
 Fund Performance                                             4
 Investment Adviser and Sub-Adviser                           4
 Payments to Insurance Companies and their Affiliates         4
Investment Objective and Strategies                           6
Investment Risks                                              8
Management and Organization                                   9
Pricing of Fund Shares                                       10
Purchase and Sale of Fund Shares                             11
Market Timing                                                11
Portfolio Holdings Disclosure                                12
Share Classes and Distribution Arrangements                  12
Distribution Policy and Federal Income Tax Considerations    12
Financial Highlights                                         13




LVIP Delaware Foundation (Reg. TM) Moderate Allocation Fund

(Standard Class)

Investment Objective
The investment objective of the LVIP Delaware Foundation (Reg. TM) Moderate Allocation Fund (fund) is to seek capital appreciation with current income as a secondary objective.


Fees and Expenses


The following table describes the fees and expenses that are incurred if you buy, hold, or sell Service Class shares of the funds. This table does not reflect any variable contract expenses. If variable contract expenses were included, the expenses shown would be higher.





Shareholder Fees (fees paid directly from your investment)
 Sales Charge (Load) Imposed on Purchases                                                         N/A
 Deferred Sales Charge (Load)                                                                     N/A
 Maximum Sales Charge (Load) Imposed on Reinvested Dividends                                      N/A
 Redemption Fee                                                                                   N/A
 Exchange Fee                                                                                     N/A
 Account Maintenance Fee                                                                          N/A
Annual Fund Operating Expenses (fees that you pay each year as a percentage of the value of your
investment)
 Management Fee                                                                                      0.75%
 Distribution and/or Service (12b-1 fees)                                                            0.00%
 Other Expenses                                                                                      0.41%
 Acquired Fund Fees and Expenses (AFFE)                                                              0.03%
 Total Annual Fund Operating Expenses                                                                1.19%
 Less Fee Waiver and Expense Reimbursement                                                          (0.43%)1,2
 Net Expenses (including AFFE)                                                                       0.76%



1 Lincoln Investment Advisors Corporation (LIA) has contractually agreed to waive the following portion of its advisory fee for the fund: 0.10% of average daily net assets of the fund. The fee waiver will continue at least through April 30, 2011 and renew automatically for one-year terms unless the adviser provides written notice of termination to the fund.


2 LIA has contractually agreed to reimburse each funds' Standard Class to the extent that the funds' Total Annual Fund Operating Expenses (excluding underlying fund fees and expenses) exceed 0.73% of average daily net assets. The agreement will continue at least through April 30, 2011 and renew automatically for one-year terms unless the adviser provides written notice of termination to the fund.

LVIP Delaware Foundation (Reg. TM) Moderate Allocation Fund                  1

Expense Example



The following example helps you compare the cost of investing in the funds with the cost of investing in other mutual funds. The example illustrates the hypothetical expenses that you would incur over the time periods indicated if you invest $10,000 in the fund's shares. The example also assumes that the fund provides a return of 5% a year and that operating expenses remain the same. Your actual costs may be higher or lower than this example. This example does not reflect any variable contract expenses. If variable contract expenses were included, the expenses shown would be higher. The results apply whether or not you redeem your investment at the end of the given period.




 1 year   3 years   5 years   10 years
-------- --------- --------- ---------
   $78      $335      $613    $1,405

Portfolio Turnover


The fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs. These costs, which are not reflected in annual fund operating expenses or in the expense example, affect the fund's performance. During the most recent fiscal year, the fund's portfolio turnover rate was 00% of the average value of its portfolio.



Principal Investment Strategies


The fund is a "target risk fund", which bases its asset allocation around a level of risk consistent with the fund's investment objective. The fund invests in a diversified portfolio of securities of different asset classes and investment styles as it strives to attain its objective. By allocating the investments across several different asset classes and investment styles, the fund offers broad diversification while seeking to achieve its investment objective.


The following table shows the target allocation and allowable ranges (based on percentage of net assets) that the fund expects to invest in for each asset class. Allocations for each asset class may vary within the allowable ranges from the target percentages set for the fund.


                                     LVIP Delaware Foundation (Reg.
                                      TM) Moderate Allocation Fund
                                    --------------------------------
Asset Class                          Target Allocation     Ranges
----------------------------------- ------------------- ------------
  U.S. Equity......................           30%       10 - 40%
  International Equity.............         22.5%       10-40%
  Emerging Markets.................          7.5%        0 - 15%
  Global Real Estate...............            0%        0 - 15%
  Bonds............................           38%       20 - 50%
  Cash Equivalents.................            2%        0 - 15%


An active allocation approach is used when selecting investments for the fund. The sub-adviser has the flexibility to determine the level of investment in each asset class within the allowable range. Within each asset class the sub-advisor has flexibility to select the approximate investment styles for investment. Descriptions of the primary investment styles utilized for the fund within each asset class are listed below:


U.S. Equity Large Cap Core: large-sized companies evaluated based on both growth potential and value.

U.S. Equity Mid and Large Cap Growth: medium and large-sized companies expected to grow faster than the U.S. economy.

U.S. Equity Large Cap Value: large-sized companies believed to be undervalued with long-term capital appreciation potential.


International Equity Value: equity securities in any foreign country believed to be undervalued with capital appreciation potential.


International Equity Growth: equity securities in any foreign country believed to provide growth potential (includes exchange traded funds).

Emerging Markets: stocks of companies from an emerging country with economies believed to be developing strongly.


Fixed Income (bonds and cash equivalents): fixed income securities principally among the U.S. Investment Grade, U.S. High Yield International Developed Markets and Emerging Markets sectors. The sub-adviser may invest up to 50% of the assets allocated to this investment sleeve in high yield bonds (aka "junk bonds").

Lincoln Investment Advisors Corporation (LIA) serves as the investment adviser to the fund. Day-to-day management of the fund's securities investments has been sub-advised to Delaware Management Company (DMC), which is a wholly-owned subsidiary of the Macquarie Group, Inc.



2  LVIP Delaware Foundation (Reg. TM) Moderate Allocation Fund


Investments in the LVIP Delaware Foundation (Reg. TM) Moderate Allocation Fund are not and will not be deposits with or liabilities of Macquarie Bank Limited ABN 46 008 583 542 and its holding companies, including their subsidiaries or related companies (the "Macquarie Group"), and are subject to investment risk, including possible delays in repayment and loss of income and capital invested. No Macquarie Group company guarantees or will guarantee the performance of the fund, the repayment of capital from the fund, or any particular rate of return.



Principal Risks

All mutual funds carry a certain amount of risk. Accordingly, loss of money is a risk of investing in the fund. Here are specific principal risks of investing in the fund.

 o Market Risk: Prices of securities held by the fund may fall. As a result, your investment may decline in value and you could lose money.
 o Asset Allocation Risk: The fund maintains an asset allocation strategy and the amount invested in various asset classes of securities may change over time. The fund is subject to the risk that the fund may allocate assets to an asset class that underperforms other asset classes.

 o Growth Stocks Risks: Growth stocks are typically more volatile than value stocks. The growth style may, over time, go in and out of favor. At times when the growth investing style is out of favor, the fund may underperform other equity funds that use different investment styles.
 o Value Stocks Risk: Value stocks may never reach what is believed to be their full value, or may even go down in price. Value stocks tend to shift in and out of favor depending on market conditions, and as a result the fund's performance my sometimes be lower than that of other types of funds.

 o Medium-Cap Companies Risk: Investments in medium-cap companies may be subject to more abrupt market movements and may involve greater risks than investments in larger companies. Medium-cap company stocks generally trade less frequently and in lower volumes, and the fund may experience difficulty closing out positions at prevailing market prices.
 o Interest Rate Risk: The value of debt obligations will typically fluctuate with interest rate changes. These fluctuations can be greater for debt obligations with longer maturities. When interest rates rise, debt obligations will generally decline in value and you could lose money as a result.
 o Credit Risk: Credit risk is the risk that the issuer of the debt obligation will be unable to make interest or principal payments on time. A decrease in an issuer's credit rating may cause a decline in the value of the debt obligations held.
 o Below Investment Grade Bonds: Investing in below investment grade bonds, including high yield bonds ("junk bonds"), entails greater risk of principal loss than the risk involved in investment grade bonds. These bonds are often considered speculative and involve significantly higher credit risk. The value of these bonds may fluctuate more than the value of higher-rated debt obligations, and may decline significantly in periods of general economic difficulty or periods of rising interest rates.

 o Foreign Securities Risk: Foreign currency fluctuations and economic or financial instability could cause the value of the fund's foreign investments to fluctuate. Investing in foreign stocks or debt obligations involves the risk of loss from foreign government or political actions. Investing in foreign securities also involves risks resulting from the reduced availability of public information. Foreign investments may be less liquid and their prices more volatile than comparable investments in securities of U.S. issuers.
 o Emerging Markets Risk: Risk of loss is typically higher for issuers in emerging markets. Emerging market countries may have especially unstable governments, economies based on only a few industries and securities markets that trade a small number of securities. Investments located in emerging markets tend to have volatile prices and may offer significant potential for loss as well as gain.

 o Exchange-Traded Funds Risk: The risks of exchange traded funds (ETFs) generally reflect the risks of owning the underlying securities they are designed to track, although lack of liquidity in an ETF could result in it being more volatile and ETFs have management fees that increase their costs.


LVIP Delaware Foundation (Reg. TM) Moderate Allocation Fund                  3

Fund Performance


The following bar chart and table provide some indication of the risks of choosing to invest your contract assets in the fund. The information shows: (a) changes in the performance of the fund's Standard Class from year to year; and
(b) how the average annual returns of the fund's Standard Class for one year, five year and ten year periods compare with those of a broad measure of market performance. Please note that the past performance of the fund is not necessarily an indication of how the fund will perform in the future. Further, the returns shown do not reflect variable contract expenses. If variable contract expenses were included, the returns shown would be lower.


[GRAPHIC OMITTED]







[CHART]
Annual Total Return
2000                2001         2002          2003     2004    2005    2006      2007           2008    2009
(3.12%)              (7.66%)      (16.27%)     19.21%   5.84%   3.68%   16.20%    0.33%        (22.48%)
                                                                                                         21.04







During the periods shown in the above chart, the fund's highest return for a quarter occurred in the fourth quarter of 2001 at: 15.47%.

The fund's lowest return for a quarter occurred in the third quarter of 2001 at: (16.97%).




                                                                   Average Annual Total Return
                                                                   For periods ended 12/31/09
                                                                ---------------------------------
                                                                  1 year    5 years    10 Years
                                                                ---------- --------- ------------
  LVIP Delaware Foundation (Reg. TM) Moderate Allocation Fund      21.04%  2.55%          0.70%
                                               S&P 500 Index*      26.46%  0.42%         (0.95%)
                 Barclays Capital U.S. Aggregate Bond Index**       5.93%  4.97%          6.23%
                                        Moderate Composite***      23.90%  4.58%          4.23%


* The S&P 500 Index measures the performance of 500 mostly large-cap stocks weighted by market value, and its often used to represent performance of the U.S. stock market.

** The Barclays Capital U.S. Aggregate Bond Index is composed of securities from the Barclays Capital Government/Credit Index, the Mortgage-Backed Securities Index, and the Asset-Backed Securities Index.

*** The Moderate Composite is an unmanaged index compiled by the LIA, the fund's adviser. The Moderate Composite is constructed as follows: 38% Barclays Capital Global Aggregate Index, 13.5% MSCI EAFE Value Index, 9% Russell 1000 Growth Index, 9% Russell 1000 Value Index, 9% MSCI EAFE Growth Index, 7.5% Russell 1000 Index, 7.5% MSCI Emerging Markets Index, 4.5% Russell 2000 Index, and 2% Citigroup 3-month T-Bill Index.



When comparing the fund's performance to that of the indices, you should note that the fund generally invests the largest amount in U.S. stocks and debt obligations, but the amount invested in any one category, or in the securities of U.S. or foreign issuers, varies. The fund uses the Moderate Composite to evaluate the success of the fund's investment strategy.



Investment Adviser and Sub-Adviser

Investment Adviser: Lincoln Investment Advisors Corporation

Investment Sub-Adviser: Delaware Management Company



Portfolio Manager(s)   Company Title                                                      Experience w/Fund
---------------------- ------------------------------------------------------------------ ------------------
Michael J. Hogan       Executive Vice President, Chief Executive Officer and Head of
                       Equity Investments                                                 Since May 2009
Paul Grillo            Senior Vice President and Senior Portfolio Manager                 Since May 2009
Sharon Hill            Vice President and Senior Portfolio Manager                        Since May 2009
Francis X. Morris      Senior Vice President and Chief Investment Officer - Core Equity   Since May 2009
Babak (Bob) Zenouzi    Senior Vice President and Senior Portfolio Manager                 Since May 2009

Payments to Insurance Companies and their Affiliates


Shares of the fund are available only through the purchase of variable contracts issued by certain life insurance companies. Parties that are related to the fund (such as the fund's principal underwriter or investment adviser) may pay such insurance companies (or



4  LVIP Delaware Foundation (Reg. TM) Moderate Allocation Fund


their related companies) for the sale of shares of the fund and related services. Such insurance companies (or their related companies) may pay broker-dealers or other financial intermediaries (such as banks) for the sale and retention of variable contracts which offer fund shares. When received by an insurance company, such payments may be a factor that the insurance company considers in including a fund as an investment option in its variable contracts. The prospectus or other disclosure document for the variable contracts may contain additional information about these payments.


LVIP Delaware Foundation (Reg. TM) Moderate Allocation Fund                  5


Investment Objective and Strategies

The investment objective of the LVIP Delaware Foundation (Reg. TM) Moderate Allocation Fund (fund) is to seek capital appreciation with current income as a secondary objective. The objective is non-fundamental and may be changed without shareholder approval. The fund is a "target risk fund", which bases its asset allocation around a specified level of risk with a corresponding variation of income and growth.


From the most conservative (LVIP Delaware Foundation (Reg. TM) Conservative Allocation Fund) to the moderate (LVIP Delaware Foundation (Reg. TM) Moderate Allocation Fund) to the most aggressive (LVIP Foundation (Reg. TM) Delaware Aggressive Allocation Fund), each Foundation (Reg. TM) Fund invests in a diversified portfolio of securities of different asset classes and investment styles as it strives to attain its objective(s). By allocating the investments across several different asset classes and investment styles, each of the Foundation (Reg. TM) Funds offers broad diversification while seeking to achieve its investment objective.


The following table shows the target allocation and allowable ranges (based on percentage of net assets) that the fund expects to invest in for each asset class. Allocations for each asset class may vary within the allowable ranges from the target percentages set for the fund.




                                    LVIP Delaware Foundation (Reg.
                                    TM) Moderate Allocation Fund
                                    -----------------------------
Asset Class                          Target Allocation    Ranges
----------------------------------- ------------------- ---------
  U.S. Equity......................           30%       10 - 40%
  International Equity.............         22.5%       10 - 40%
  Emerging Markets.................          7.5%        0 - 15%
  Global Real Estate...............            0%        0 - 15%
  Bonds............................           38%       20 - 50%
  Cash Equivalents.................            2%        0 - 15%

An active allocation approach is used when selecting investments for the fund. The sub-adviser has the flexibility to determine the level of investment in each asset class within the allowable range. In setting the asset allocation strategy for the fund, the sub-adviser focuses on three key factors:
  o the returns and risk associated with different asset classes;
  o the correlation between different asset classes (their tendency to move up or down together); and
  o the changing universe of global investment opportunities.

This information is used to determine how much of the fund will be allocated to each asset class within the allowable range. Within each asset class, the sub-adviser has flexibility to select the appropriate investment styles for investment. Descriptions of the investment styles within each asset class are listed below:


U.S. EQUITY ASSET CLASS

U.S. Large Cap Core

The large cap core investment sleeve (style) employs a bottom-up security selection utilizing quantitative data, fundamental research, and risk control to evaluate stocks based on both growth potential and value. The manager also considers factors such as business conditions in the company's industry and its competitive position in that industry. The large cap core investment sleeve will generally invest primarily in common stock of companies with market capitalizations of at least $2 billion at the time of purchase.

U.S. Mid and Large Cap Growth

The mid and large cap growth investment sleeve (style) invests primarily in common stocks, generally in medium and large-size companies that are expected to grow faster than the U.S. economy. Medium and large-sized companies generally have market capitalizations exceeding $1 billion. Using a bottom up approach, the manager looks for companies that are believed to have the potential for increased market share, dominant business models and strong free cash flow generation, and demonstrate operational efficiencies.

U.S. Large Cap Value

The large cap value investment sleeve (style) invests primarily in securities of large-capitalization companies that are believed to have long-term capital appreciation potential. Companies in the "large cap value" category generally are within the market capitalization range of the Russell 1000 (Reg. TM) Value Index (as of 12/31/08, the market capitalization range of this index was $24 million to $421.8 billion). A value-oriented investment philosophy is followed in selecting stocks for the portfolio using a research-intensive approach that considers factors such as 1) a security price that reflects a market valuation that is judged to be below the estimated present or future value of the company; 2) favorable earnings prospects and dividend yield potential; and 3) the financial condition of the issuer.

U.S. Small Cap Core

6

Stocks of small companies are identified that are believed offer above average opportunities for long-term appreciation based on 1) attractive valuations; 2) growth prospects; and 3) strong cash flow. Companies in the "small cap core" category generally are within the market capitalization range of the Russell 2000 (Reg. TM) Index (as of 12/31/08, the market capitalization range of this index was $7 million to $3.3 billion). The small cap core investment sleeve (style) employs a bottom-up security selection utilizing quantitative data, fundamental research, and risk control to evaluate stocks based on both growth potential and value.


INTERNATIONAL EQUITY ASSET CLASS

International Value Equity

The international value investment sleeve (style) uses a value strategy, investing in equity securities which provide the potential for capital appreciation. The portfolio may purchase securities in any foreign country (developed or emerging) and seeks companies that are expected to perform well over the next three to five years.

International Growth

The international growth investment sleeve (style) uses a growth strategy that seeks to invest primarily in equity securities that provide the potential for capital appreciation. The manager may purchase securities in any foreign, developed or emerging country. In pursuing the investment strategy, the manager may invest in individual companies or in exchange traded funds that utilize an international growth investment style.


EMERGING MARKETS ASSET CLASS

Emerging Markets

The emerging markets investment style (sleeve) focuses on stocks of companies considered to be from an emerging country. An "emerging country" is considered to be 1) generally recognized as an emerging country by the international financial community including the World Bank and the International Finance Corporation; 2) classified by the United Nations as developing; or 3) included in the International Finance Corporation Free Index or the MSCI Emerging Markets Index. The manager focuses on investing in emerging countries which have economies that are believed to be developing strongly and markets that are becoming more sophisticated. The manager additionally focuses on investments believed to be trading at a discount to intrinsic value.


GLOBAL REAL ESTATE ASSET CLASS

Global Real Estate Securities

The global real estate securities sleeve (style) invests in securities issued by U.S. and non-U.S. companies in the real estate sector. A company in the real estate sector generally derives at least 50% of its revenue from real estate or has at least 50% of its assets in real estate. Assets will be allocated among real estate companies in various regions and countries throughout the world, including the U.S. and developed, developing and emerging market non-U.S. countries. The portfolio's investment strategy is based on both a top-down and bottom-up assessment of countries and specific markets. A real estate company's financials, cash flow, dividend growth rates, and management strategy are also evaluated in selecting the portfolio's investments.


FIXED INCOME (BONDS AND CASH EQUIVALENTS) ASSET CLASS

Diversified Fixed Income

The fixed income investment sleeve (style) allocates its investments principally among the U.S. Investment Grade, U.S. High Yield, International Developed Markets, and Emerging Markets sectors. The manager analyzes economic and market conditions to identify the sector(s) that offer the best investment opportunities. The manager will determine the amount of assets allocated to each of the four sectors based on this analysis of economic and market conditions, and on an assessment of the returns and potential for appreciation from each sector. Assets allocated to the investment grade sector will invest principally in debt obligations issued or guaranteed by the U.S. government, its agencies or instrumentalities, and by U.S. corporations. Assets allocated to the domestic high yield sector will be primarily in those high yield bonds (aka "junk bonds") having a liberal and consistent yield and those tending to reduce the risk of market fluctuations. The manager may invest up to 50% of the assets allocated to the fixed income investment sleeve in high yield bonds. Assets allocated to the international developed markets sector will be primarily in fixed income securities of issuers organized or having a majority of their operating income in international developed markets. Assets allocated to the emerging markets sector may be made in fixed income securities of issuers in any foreign country, developed and underdeveloped. Fixed income securities in the international developed markets sector and the emerging markets sector may include securities issued by foreign governments, debt obligations of foreign companies, and securities issued by supranational entities. A supranational entity is an entity established or financially supported by the national governments of one or more countries to promote reconstruction or development.

Cash equivalents may include: 1) time deposits, certificates of deposit, and bankers acceptances issued by a U.S. commercial bank; 2) commercial paper of the highest quality rating; 3) short-term debt obligations with the highest quality rating; 4) U.S. government securities; and 5) repurchase agreements collateralized by those instruments.


                                                                               7

In response to market, economic, political or other conditions, a fund may temporarily use a different investment strategy for defensive purposes. If a fund does so, different factors could affect fund performance and the fund may not achieve its investment objective.



Investment Risks


Asset allocation risk is the risk that the fund may allocate assets to an asset class that underperforms other asset classes. For example, the fund may be overweighted in equity securities when the stock market is falling and the fixed income market is rising. Therefore, the value of the fund's shares held under your contract depends on:
  o the performance of each asset class and sub-class (where applicable); and
  o the amount of the fund's total assets invested in each asset class and sub-class (where applicable).

Accordingly, the value of the fund's shares may be negatively affected if:
  o the securities in one of the fund's asset classes or sub-classes do not perform as well as securities in the other asset classes or sub-class;
  o the fund invests large amounts in an asset class or sub-class that does not perform as well as the other asset classes or sub-class and
  o when selecting asset classes and sub-classes of investment, poor timing causes the fund to suffer losses or miss gains generated in a specific asset class or sub-class.


Equity Investments (Stocks). Investing in securities involves the risk that the value of the securities purchased will fluctuate. These fluctuations could occur for a single company, an industry, a sector of the economy, or the stock market as a whole. These fluctuations could cause the value of the fund's securities to fluctuate and therefore, the value of the shares held under your contract could fluctuate, and you could lose money.


Some of the investment styles may invest in the securities of medium and small-sized, less mature, lesser-known companies, which may involve greater risks than those normally associated with larger, more mature, well-known companies. The stock of companies with medium and small stock market capitalizations may trade less frequently and in limited volume. Medium and small-sized companies also may have less certain prospects for growth and greater sensitivity to changing economic conditions.


Because the LVIP Delaware Foundation (Reg. TM) Aggressive Allocation Fund has a greater target percentage of assets allocated to equities than the LVIP Delaware Foundation (Reg. TM) Moderate Allocation Fund or the LVIP Delaware Foundation (Reg. TM) Conservative Allocation Fund, it will be more susceptible to the risks associated with equities. The LVIP Delaware Foundation (Reg. TM) Moderate Allocation Fund will be more susceptible to the risks associated with equities than the LVIP Delaware Foundation (Reg. TM) Conservative Allocation Fund.


Fixed Income Investments (Bonds). For investment styles allocated to fixed-income, the primary risks are interest rate risk and credit risk. Interest rate risk is the risk that the value of the debt obligations held by the fund and, therefore, the value of the fund's shares will fluctuate with changes in interest rates. These fluctuations can be greater for debt obligations with longer maturities and for mortgage securities. When interest rates rise, debt obligations decline in value, and when interest rates fall, debt securities obligations increase in value. Accordingly, during periods when interest rates are fluctuating, you could lose money investing in the fund.

Credit risk is the risk that the issuer of the debt obligation will be unable to make interest or principal payments on time. A debt obligation's credit rating reflects the credit risk associated with that debt obligation. Higher-rated debt obligations involve lower credit risk than lower-rated debt obligations. Generally, credit risk is higher for corporate and foreign government debt obligations than for U.S. government securities, and higher still for debt rated below investment grade (high yield bonds). The value of the debt obligations held by a fund and, therefore, the value of the fund's shares, will fluctuate with the changes in the credit ratings of the debt obligations held.

Investing in "junk" or "high yield" bonds entails greater risk of principal loss than the risk involved in investment grade bonds. If debt obligations held by the funds are assigned a lower credit rating, the value of these debt obligations and, therefore, the value of the funds' shares could fall. High yield bonds are often considered speculative and involve significantly higher credit risk. These bonds are also more likely to experience significant fluctuation in value due to changes in the issuer's credit rating. The value of these bonds may fluctuate more than the value of higher-rated debt obligations, and may decline significantly in periods of general economic difficulty or periods of rising interest rates.


Because the LVIP Delaware Foundation (Reg. TM) Conservative Allocation Fund has a greater target percentage of assets allocated to fixed income investments and high yield bonds than the LVIP Delaware Foundation (Reg. TM) Moderate Allocation Fund and the LVIP Delaware Foundation (Reg. TM) Aggressive Allocation Fund, it will be more susceptible to the risks associated with fixed income investments and high yield bonds. The LVIP Delaware Foundation (Reg. TM) Moderate Allocation Fund will be more susceptible to the risks associated with fixed income investments and high yield bonds than the LVIP Delaware Foundation (Reg. TM) Aggressive Allocation Fund.


Foreign Investments (Equity or Bonds). Investing in foreign equity securities involves additional risks not present when investing in U.S. securities. Foreign currency fluctuations or economic or financial instability could cause the value of the fund's investments and, therefore, the value of the fund's shares to fluctuate, and you could lose money.


8

Additionally, Investing in foreign securities involves risks resulting from the reduced availability of public information concerning issuers and the fact that foreign issuers generally are not subject to uniform accounting, auditing, and financial reporting standards or to other regulatory practices and requirements comparable to those applicable to U.S. issuers. Further, the volume of securities transactions effected on foreign markets in most cases remains considerably below that of the U.S. markets. Accordingly, the fund's foreign investments may be less liquid and their prices may be more volatile than comparable investments in securities of U.S. issuers. Foreign brokerage commissions and custodian fees are generally higher than in the U.S.

As a general matter, risk of loss is typically higher for issuers in emerging markets. Emerging market countries may have especially unstable governments, economies based on only a few industries and securities markets that trade a small number of securities. Securities of issuers located in these countries tend to have volatile prices and may offer significant potential for loss as well as gain.


Because the LVIP Delaware Foundation (Reg. TM) Aggressive Allocation Fund has a greater target percentage of assets allocated to foreign investments than the LVIP Delaware Foundation (Reg. TM) Moderate Allocation Fund and the LVIP Delaware Foundation (Reg. TM) Conservative Allocation Fund, it will be more susceptible to the risks associated with foreign investments. The LVIP Delaware Foundation (Reg. TM) Moderate Allocation Fund will be more susceptible to the risks associated with foreign investments than the LVIP Delaware Foundation (Reg. TM) Conservative Allocation Fund.


Global Real Estate Securities. Risk related to global real estate securities includes possible declines in the value of real estate, lack of availability of mortgage funds, overbuilding, extended vacancies of properties, property taxes and operating expenses, changes in zoning laws, environmental costs and liability damages from natural disasters, and changes in interest rates. Real estate investment trusts (REITs) are subject to substantial cash flow dependency, defaults, self-liquidation and the risk of failure to qualify for the free pass through of income. Investing in global real estate securities involves the additional risks of foreign investing which are not present when investing in U.S. real estate.

Exchange Traded Funds (ETFs). The risks of owning an ETF generally reflect the risks of owning the underlying securities they are designed to track, although lack of liquidity in an ETF could result in it being more volatile and ETFs have management fees that increase their costs.


Management and Organization

The fund's business and affairs are managed under the direction of their board of trustees. The board of trustees has the power to amend the fund's bylaws, to declare and pay dividends, and to exercise all the powers of the fund except those granted to the shareholders.

Manager of Managers: The fund employs a "manager of managers" structure. In this regard, the fund has received an exemptive order from the SEC (Release No. IC-27512) to permit the fund's investment adviser, without further shareholder approval, to enter into and materially amend the sub-advisory agreement with its sub-adviser upon approval of the Trust's Board of Trustees. The SEC order is subject to certain conditions. For example, within ninety days of the hiring of any new sub-adviser, shareholders will be furnished with information that would be included in a proxy statement regarding the new sub-adviser. Moreover, the fund's adviser will not enter into a sub-advisory agreement with any affiliated sub-adviser without shareholder approval. The adviser has ultimate responsibility (subject to Board oversight) to oversee the sub-adviser and to recommend their hiring, termination, and replacement.


Investment Adviser and Sub-Adviser: Lincoln Investment Advisors Corporation
(LIA) is the investment adviser to the fund. LIA is a registered investment adviser and wholly-owned subsidiary of Lincoln National Corporation (LNC). LIA's address is One Granite Place, Concord, NH 03301. LIA (or its predecessors) has served as an investment adviser to mutual funds for over 20 years.


LNC is a publicly-held insurance holding company organized under Indiana law. Through its subsidiaries, LNC provides, on a national basis, insurance and financial services.

The fund uses a sub-adviser who is responsible for the day-to-day management of the fund's securities investments. The fund's sub-adviser is paid out of the fees paid to the adviser.

The fund's investment adviser (with the effective advisory fee rate for the most recently completed fiscal year), sub-adviser and portfolio manager are shown below. The fund's SAI provides additional information about the portfolio manager's compensation, other accounts managed by the portfolio manager(s), and the portfolio manager's ownership of securities in the fund.


                                                                               9



Adviser                LIA (aggregate advisory fee paid to LIA for fiscal year ended December 31, 2009 was 0.65% of the fund's average net assets).
Sub-Adviser            Delaware Management Company (DMC). DMC and its predecessors have been managing mutual funds since 1938. As of December 31, 2009, DMC and its affiliates were managing in excess of $130 billion in assets in various institutional or separately managed investment company and insurance accounts. DMC is a series of Delaware Management Business Trust (DMBT), a Delaware statutory trust registered with the
                       SEC as an investment adviser. DMBT's address is 2005 Market Street, Philadelphia, Pennsylvania 19103.
                       DMBT is an indirect subsidiary of Delaware Management Holdings (DMH). DMH is an indirect subsidiary of Macquarie Group Limited.
Portfolio Manager(s)   A team consisting of Michael J. Hogan, Paul Grillo, Sharon Hill, Francis X. Morris and Babak (Bob) Zenouzi
                       are responsible for making the day-to-day investment decisions for the funds. Mr. Hogan is the lead mem-
                       ber of the team and has the authority to override any decision made by the team in his discretion. Mr.
                       Hogan, Executive Vice President, Chief Executive Officer and Head of Equity Investments, joined DMC in
                       2007. Mr. Hogan previously spent eleven years at SEI Investments, with the last three of those as the man-
                       aging director and global head of equity. Mr. Hogan graduated from the University of Delaware with bach-
                       elor's and master's degrees in economics. Mr. Grillo, Senior Vice President and Senior Portfolio Manager,
                       joined DMC in 1992. Mr. Grillo has been a SVP, Senior Portfolio Manager, most recently named a Co-CIO within the Fixed Income Division of DMC for the past five years. Mr. Grillo holds a bachelor's degree in business management from North Carolina State University and an MBA with a concentration in finance from Pace University. Ms. Hill, Senior Vice President and Senior Portfolio Manager, joined DMC in 2000 as a Senior Programmer/Analyst of Investment Systems. Ms. Hill has been the Head of Equity Quantitative
                       Research and Analytics at DMC for the past five years. Ms. Hill holds a bachelor's degree, with honors, in mathematics from the City University of New York, at Brooklyn College and a master's degree and Ph.D in mathematics from the University of Connecticut. Mr. Morris, Senior Vice President and Chief Investment
                       Officer - Core Equity, joined DMC in 1997. Mr. Morris has been the CIO of the Core Equity Team at DMC for the past five years. Mr. Morris holds a bachelor's degree from Providence College and an MBA from Wid-
                       ener University. Mr. Zenouzi, Senior Vice President and Senior Portfolio Manager, rejoined DMC in 2006 after having spent seven years as an analyst and portfolio manager with the firm and prior to leaving to work at Chartwell Investment Partners, where from 1999 to 2006 he was a partner and senior portfolio manager. Mr. Zenouzi has a master's degree in finance from Boston College and a bachelor's degree from
                       Babson College. Mr. Hogan and Mr. Grillo are CFA charterholders.


The fund may have a name, investment objective and investment policy that is very similar to certain publicly available mutual funds that are managed by the same sub-adviser. The fund will not have the same performance as those publicly available mutual funds. Different performance will result from many factors, including, but not limited to, different cash flows into and out of the fund, different fees, and different asset levels.

A discussion regarding the basis for the Trust's Board of Trustees approving the investment advisory and sub-advisory contracts for the fund is available in the annual report to shareholders for the twelve month period ended December 31, 2009 or the semi-annual report to shareholders for the six month period ended June 30, 2009.


Pricing of Fund Shares

The fund determines its net asset value per share (NAV) as of close of regular trading (normally 4:00 p.m., New York time) on the New York Stock Exchange
(NYSE) on each day the NYSE is open for trading. The fund determines its NAV by:
  o adding the values of all securities investments and other assets;
  o subtracting liabilities (including dividends payable); and
  o dividing by the number of shares outstanding.

The fund's securities may be traded in other markets on days when the NYSE is closed. Therefore, the fund's NAV may fluctuate on days when you do not have access to the fund to purchase or redeem shares.

The fund typically values its securities investments as follows:
  o equity securities, at their last sale prices on national securities exchanges or over-the-counter, or, in the absence of recorded sales, at the mean between the bid and asked prices on exchanges or over-the-counter; and
  o U.S. Government and Agency securities, at the mean between the bid and asked prices, and other debt securities, at the price established by an independent pricing service.

In certain circumstances, the fund may value its portfolio securities at fair value as estimated in good faith under procedures established by the fund's board of trustees. When the fund uses fair value pricing, it may take into account any factors it deems appropriate. The price of securities used by the fund to calculate its NAV may differ from quoted or published prices for the same securities. Fair value pricing may involve subjective judgments, and it is possible that the fair value determined for a security is materially different than the value that could be realized upon the sale of that security.


10

The fund anticipates using fair value pricing for securities primarily traded on U.S. exchanges only under very limited circumstances, such as the unexpected early closing of the exchange on which a security is traded or suspension of trading in the security. The fund may use fair value pricing more frequently for securities primarily traded in non-U.S. markets because, among other things, most foreign markets close well before the fund values its securities, normally at 4:00 p.m. Eastern time. The earlier close of these foreign markets gives rise to the possibility that significant events, including broad market moves, may have occurred in the interim. To account for this, the fund may frequently value many foreign equity securities using fair value prices based on third party vendor modeling tools to the extent available.


Purchase and Sale of Fund Shares

The fund sells its shares directly or indirectly to The Lincoln National Life Insurance Company (Lincoln Life), Lincoln Life & Annuity Company of New York
(LNY), and other insurance companies. The insurance companies hold the fund shares in separate accounts (variable accounts) that support various variable annuity contracts and variable life insurance contracts.

The fund sells and redeems its shares, without charge, at their NAV next determined after the fund or its agent receives a purchase or redemption request. The value of shares redeemed may be more or less than original cost.

The fund normally pays for shares redeemed within seven days after the fund receives the redemption request. However, a fund may suspend redemption or postpone payment for any period when (a) the NYSE closes for other than weekends and holidays; (b) the SEC restricts trading on the NYSE; (c) the SEC determines that an emergency exists, so that a fund's disposal of investment securities, or determination of net asset value is not reasonably practicable; or (d) the SEC permits, by order, for the protection of fund shareholders.


LIA and its affiliates, including Lincoln Financial Distributors, Inc. ("LFD") and/or the fund's sub-adviser, may pay additional compensation (at their own expense and not as an expense of the fund) to certain affiliated or unaffiliated brokers, dealers, or other financial intermediaries (collectively, "financial intermediaries") in connection with the sale or retention of fund shares or insurance products that contain the fund and/or shareholder servicing ("distribution assistance"). The level of payments made to a qualifying financial intermediary in any given year will vary. To the extent permitted by SEC and FINRA rules and other applicable laws and regulations, LFD may pay or allow its affiliates to pay other promotional incentives or payments to financial intermediaries.


If a mutual fund sponsor, distributor or other party makes greater payments to your financial intermediary for distribution assistance than sponsors or distributors of other mutual funds make to your financial intermediary, your financial intermediary and its salespersons may have a financial incentive to favor sales of shares of the mutual fund complex making the higher payments over another mutual fund complex or over other investment options. You should consult with your financial intermediary and review carefully any disclosure provided by such intermediary as to compensation it receives in connection with investment products it recommends or sells to you. In certain instances, the payments could be significant and may cause a conflict of interest for your financial intermediary. Any such payments will not change the net asset value or the price of the fund's shares, as such payments are not made from fund assets.

For more information, please see the Statement of Additional Information.


Market Timing

Frequent, large, or short-term transfers among the funds, such as those associated with "market timing" transactions, may adversely affect the funds and their investment returns. Such transfers may dilute the value of fund shares, interfere with the efficient management of the fund's portfolio, and increase brokerage and administrative costs of the funds. As a result, the funds discourage such trading activity. The risks of frequent trading are more pronounced for funds investing a substantial percentage of assets in overseas markets. This is due to the time differential in pricing between U.S. and overseas markets, which market timers attempt to use to their advantage. As an effort to protect our fund investors and the funds from potentially harmful trading activity, we utilize certain market timing policies and procedures that have been approved by the fund's board of trustees (the "Market Timing Procedures").

The fund reserves the right to reject or restrict any purchase order (including exchanges) from any investor. The fund will exercise this right if, among other things, an investor's trading, in the judgment of the fund, has been or may be disruptive to any fund. In making this judgment, a fund may consider trading done in multiple accounts under common ownership or control.

The fund has entered into an agreement with each insurance company that holds fund shares to help detect and prevent market timing in the fund's shares. The agreement generally requires such insurance company to (i) provide, upon request by the fund, certain identifying and account information regarding contract owners who invest in fund shares through the omnibus account; and (ii) execute instructions from the fund to restrict further purchases or exchanges of fund shares by a contract owner who the fund has identified as a market timer.

The fund may rely on frequent trading policies established by insurance companies that hold shares of the fund in separate accounts to support the insurance contracts. In the event the fund detects potential market timing, the fund will contact the applicable insurance company. In addition to any action taken by the applicable insurance company in response to such market timing activity, the fund may request that the insurance company take additional action, if appropriate, based on the particular circumstances.


                                                                              11

Fund investors seeking to engage in frequent, large, or short-term transfer activity may deploy a variety of strategies to avoid detection. Our ability to detect and deter such transfer activity may be limited by operational systems and technological limitations. The identification of fund investors determined to be engaged in such transfer activity that may adversely affect other fund investors involves judgments that are inherently subjective.

As a result of these noted limitations, there is no guarantee that the fund will be able to identify possible market timing activity or that market timing will not occur in the fund. If we are unable to detect market timers, you may experience dilution in the value of your fund shares and increased brokerage and administrative costs in the fund. This may result in lower long-term returns for your investments.

In our sole discretion, we may revise our Market Timing Procedures at any time without prior notice as necessary to better detect and deter frequent, large, or short-term transfer activity to comply with state or federal regulatory requirements, and/or to impose additional or alternate restrictions on market timers (such as dollar or percentage limits on transfers). We also reserve the right to implement and administer redemption fees imposed by the fund in the future.

Insurance company sponsors of your contract may impose transfer limitations and other limitations designed to curtail market timing. Please refer to the prospectus and SAI for your variable annuity or variable life contract for details.


Portfolio Holdings Disclosure


A description of the fund's policies and procedures with respect to the disclosure of the fund's portfolio securities is available in the fund's Statement of Additional Information.



Share Classes and Distribution Arrangements

The fund offers two classes of shares: the Standard Class and the Service Class. The two classes of shares are identical, except that Service Class shares are subject to a distribution (Rule 12b-1) fee, which is described in the prospectus offering Service Class shares. This prospectus only offers Standard Class shares.


Distribution Policy and Federal Income Tax Considerations

The fund's policy is to distribute substantially all of its net investment income and net realized capital gains each year to its shareholders. The fund may distribute net realized capital gains only once a year. Dividends and capital gain distributions will be automatically reinvested in additional fund shares of the same class of the fund at no charge.


Since all the shares of the fund are owned directly or indirectly by Lincoln Life, LNY and other insurance companies, this prospectus does not discuss the federal income tax consequence at the shareholder level. For information concerning the federal income tax consequences to owners of variable annuity contracts or variable life insurance contracts (contract owners), see the prospectus for the variable account.



12

Financial Highlights


The financial highlights table is intended to help you understand the financial performance of each fund's Standard Class shares since their inception. Certain information reflects financial results for a single fund share. Total investment return is based on the change in net asset value of a share during the period and assumes reinvestment of dividends and distributions at net asset value. Total investment return reflects any waivers and payment of fees by the manager, as applicable. If this is the case, performance would have been lower had the expense limitation not been in effect. This table does not reflect any variable contract expenses. If variable contract expenses were included, the expenses shown would be higher. This information has been audited by Ernst & Young LLP, Independent Registered Public Accounting Firm, whose report, along with each fund's financial statements, is included in the annual report, which is available upon request.




                                                              LVIP Delaware Foundaton Moderate Allocation Fund1
                                                                                 Year Ended
                                                        12/31/2009   12/31/2008   12/31/2007   12/31/2006   12/31/2005
                                                       ------------ ------------ ------------ ------------ -----------
Net asset value, beginning of period..................   $11.050      $ 14.800     $ 15.260     $ 13.530    $ 13.360
Income (loss) from investment operations:
Net investment income (loss)2.........................     0.363         0.411        0.441        0.405       0.341
Net realized and unrealized gain (loss) on investments
 and foreign currencies...............................     1.841        (3.622)      (0.404)       1.739       0.135
                                                         -------      --------     --------     --------    --------
Total from investment operations......................     2.204        (3.211)       0.037        2.144       0.476
                                                         -------      --------     --------     --------    --------
Less dividends and distributions from:
Net investment income.................................    (0.641)       (0.539)      (0.497)      (0.414)     (0.306)
                                                         -------      --------     --------     --------    --------
Total dividends and distributions.....................    (0.641)       (0.539)      (0.497)      (0.414)     (0.306)
                                                         -------      --------     --------     --------    --------
Net asset value, end of period........................   $12.613      $ 11.050     $ 14.800     $ 15.260    $ 13.530
                                                         #######      ########     ########     ########    ########
Total return3.........................................     21.04%       (22.48%)       0.33%       16.20%       3.68%
Ratios and supplemental data:
Net assets, end of period (000's omitted).............   $83,514      $ 16,687     $ 27,018     $ 35,626    $ 38,227
Ratio of expenses to average net assets...............      0.77%         0.99%        0.83%        0.81%       0.80%
Ratio of expenses to average net assets prior to
 expenses waived/reimbursed and expense paid
 indirectly...........................................      1.01%         0.99%        0.86%        0.84%       0.85%
Ratio of net investment income (loss) to average net
 assets...............................................      3.10%         3.19%        2.89%        2.88%       2.57%
Ratio of net investment income to average net assets
 prior to expenses waived/reimbursed and expense
 paid indirectly......................................      2.86%         3.19%        2.86%        2.85%       2.52%
Portfolio turnover....................................        67%4         131%         134%         131%        200%



1 Effective June 12, 2009, the Delaware VIP Balanced Series of Delaware VIP
  Trust (the Balanced Series), was reorganized into the Fund. The financial highlights for the periods prior to June 15, 2009 reflect the performance of the Balanced Series.

2 The average shares outstanding method has been applied for per share information

3 Total investment return is based on the change in net asset value of a share during the period and assumes reinvestment of dividends and distributions at net asset value. Total investment return reflects a waiver by the manager, as applicable. Performance would have been lower had the waiver not been in effect.

4 Due to the Fund's reorganization on June 12, 2009, portfolio turnover is representative for the period June 15, 2009 through December 21, 2009.


                                                                              13

General Information
You may examine the registration statements for this fund at the SEC in Washington, D.C. Statements made in the prospectus about any variable annuity contract, variable life insurance contract, or other document referred to in a contract, are not necessarily complete. In each instance, we refer you to the copy of that contract or other document filed as an exhibit to the related registration statement. We qualify each statement in all respects by that reference.

The use of the fund by both annuity and life insurance variable accounts is called mixed funding. Due to differences in redemption rates, tax treatment, or other considerations, the interests of contract owners under the variable life accounts may conflict with those of contract owners under the variable annuity accounts. Violation of the federal tax laws by one variable account investing in the fund could cause the contracts funded through another variable account to lose their tax-deferred status, unless remedial action was taken. The fund's board of trustees will monitor for any material conflicts and determine what action, if any, the fund or a variable account should take.

A conflict could arise that requires a variable account to redeem a substantial amount of assets from the fund. The redemption could disrupt orderly portfolio management to the detriment of those contract owners still investing in the fund. Also, the fund could determine that it has become so large that its size materially impairs investment performance. The fund would then examine its options.


You can find additional information in the fund's statement of additional information (SAI), which is on file with the SEC. The fund incorporates its SAI, dated April 30, 2010, into its prospectus. The fund will provide a free copy of its SAI upon request.


You can find further information about the fund's investments in the fund's annual and semi-annual reports to shareholders, when available. The annual report discusses the market conditions and investment strategies that significantly affected the fund's performance during its last fiscal year. The fund will provide a free copy of its annual and semi-annual report upon request, when available.

The Trust will issue unaudited semi-annual reports showing current investments and other information; and annual financial statements audited by the Trust's independent auditors. For an SAI, annual or semi-annual report, either write The Lincoln National Life Insurance Company, P.O. Box 2340, Fort Wayne, Indiana 46801, or call 1-800-4LINCOLN (454-6265). Also call this number to request other information about the fund, or to make inquiries. The Trust does not maintain an internet website.

You can review and copy information about the fund (including the SAI) at the SEC's public reference room in Washington, D.C. You can get information on the operation of the public reference room by calling the SEC at 1-202-551-8090. You can also get reports and other information about the fund on the EDGAR Database on the SEC's Internet site at http://www.sec.gov. You can get copies of this information, after paying a duplicating fee, by writing the SEC Public Reference Section, Washington, D.C. 20549-0102, or by electronic request at the following e-mail address: publicinfo@sec.gov.


                            SEC File No: 811-08090

                Lincoln Variable Insurance Products Trust


                     LVIP Delaware Foundation (Reg. TM) Aggressive Allocation
                Fund



                Service Class


                1300 South Clinton Street
                Fort Wayne, Indiana 46802


                Prospectus April 30, 2010





The fund is a series of the Lincoln Variable Insurance Products Trust (referred to as "fund"). Shares of the fund are currently offered only to separate accounts that fund variable annuity and variable life insurance contracts of The Lincoln National Life Insurance Company, its affiliates, and third-party insurance companies. You cannot purchase shares of the fund directly. This prospectus discusses the information about the fund that you should know before choosing to invest your contract assets in the fund.




As with all mutual funds, the Securities and Exchange Commission (SEC) has not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
-------------------------------------------------------------------------------

We have not authorized any dealer, salesperson, or any other person to give any information, or to make any representation, other than what this prospectus states.

Table of Contents




Item                                                         Page
Summary Section                                               1
 Investment Objective                                         1
 Fees and Expenses                                            1
   Shareholder Fees                                           1
   Annual Fund Operating Expenses                             1
   Expense Example                                            2
   Portfolio Turnover                                         2
 Principal Investment Strategies                              2
 Principal Risks                                              3
 Fund Performance                                             4
 Investment Adviser and Sub-Adviser                           5
 Payments to Insurance Companies and their Affiliates         5
Investment Objective and Strategies                           6
Investment Risks                                              8
Management and Organization                                   9
Pricing of Fund Shares                                       10
Purchase and Sale of Fund Shares                             11
Market Timing                                                11
Portfolio Holdings Disclosure                                12
Share Classes and Distribution Arrangements                  12
Distribution Policy and Federal Income Tax Considerations    12
Financial Highlights                                         13




LVIP Delaware Foundation (Reg. TM) Aggressive Allocation Fund

(Service Class)

Investment Objective
The investment objective of the LVIP Delaware Foundation (Reg. TM) Aggressive Allocation Fund (fund) is to seek long-term capital growth.


Fees and Expenses


The following table describes the fees and expenses that are incurred if you buy, hold, or sell Service Class shares of the fund. The fees and expenses are based on information for the fund's most recent fiscal year. If the fund's net assets decrease, the fund's expense ratio may increase. This table does not reflect any variable contract expenses. If variable contract expenses were included the expenses shown would be higher.





Shareholder Fees (fees paid directly from your investment)
 Sales Charge (Load) Imposed on Purchases                                                       N/A
 Deferred Sales Charge (Load)                                                                   N/A
 Maximum Sales Charge (Load) Imposed on Reinvested Dividends                                    N/A
 Redemption Fee                                                                                 N/A
 Exchange Fee                                                                                   N/A
 Account Maintenance Fee                                                                        N/A
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of
your investment)
 Management Fee                                                                                    0.75
 Distribution and/or Service (12b-1) fees                                                          0.25%
 Other Expenses                                                                                    0.11%
 Acquired Fund Fees and Expenses (AFFE)                                                            0.03%
 Total Annual Fund Operating Expenses                                                              1.14%
 Less Fee Waiver and Expense Reimbursement                                                        (0.13%)1,2
 Net Expenses (including AFFE)                                                                     1.01%



1 Lincoln Investment Advisors Corporation (LIA) has contractually agreed to waive the following portion of its advisory fee for the fund: 0.10% of average daily net assets of the fund. The fee waiver will continue at least through April 30, 2011 and renew automatically for one-year terms unless the adviser provides written notice of termination to the funds.


2 LIA has contractually agreed to reimburse each funds' Service Class to the extent that the funds' Total Annual Fund Operating Expenses (excluding underlying fund fees and expenses) exceed 0.98% of average daily net assets. The agreement will continue at least through April 30, 2011 and renew automatically for one-year terms unless the adviser provides written notice of termination to the fund.

LVIP Delaware Foundation (Reg. TM) Aggressive Allocation Fund                1

Expense Example



The following example helps you compare the cost of investing in the fund with the cost of investing in other mutual funds. The example illustrates the hypothetical expenses that you would incur over the time periods indicated if you invest $10,000 in the fund's shares. The example also assumes that the fund provides a return of 5% a year and that operating expenses remain the same. These examples reflect the net operating expenses with expense waivers for the one year contractual period and the total operating expenses without expense waivers for years two through ten. Your actual costs may be higher or lower than this example. This example does not reflect any variable contract expenses. If variable contract expenses were included the expenses shown would be higher. The results apply whether or not you redeem your investment at the end of the given period.




 1 year   3 years   5 years   10 years
-------- --------- --------- ---------
   $103     $349      $615    $1,374

Portfolio Turnover


The fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs. These costs, which are not reflected in annual fund operating expenses or in the expense example, affect the fund's performance. During the most recent fiscal year, the fund's portfolio turnover rate was 00% of the average value of its portfolio.



Principal Investment Strategies


The fund is a "target risk fund", which bases its asset allocation around a level of risk consistant with the fund's investment objective. The fund invests in a diversified portfolio of securities of different asset classes and investment styles as it strives to attain its objective. By allocating the investments across several different asset classes and investment styles, the fund offers broad diversification while seeking to achieve its investment objective.


The following table shows the target allocation and allowable ranges (based on percentage of net assets) that the fund expects to invest in for each asset class. Allocations for each asset class may vary within the allowable ranges from the target percentages set for the fund.




                                    LVIP Delaware Foundation (Reg.
                                    TM) Aggressive Allocation Fund
                                    ------------------------------
Asset Class                          Target Allocation    Ranges
----------------------------------- ------------------- ---------
  U.S. Equity......................          40%        15 - 50%
  International Equity.............          30%        15 - 50%
  Emerging Markets.................          10%         0 - 20%
  Global Real Estate...............           0%         0 - 20%
  Bonds............................          18%        10 - 40%
  Cash Equivalents.................           2%         0 - 10%


An active allocation approach is used when selecting investments for the fund. The sub-adviser has the flexibility to determine the level of investment in each asset class within the allowable range. Within each asset class the sub-advisor has flexibility to select the approximate investment styles for investment. Descriptions of the primary investment styles utilized for the fund within each asset class are listed below:


U.S. Equity Large Cap Core: large-sized companies evaluated based on both growth potential and value.

U.S. Equity Mid and Large Cap Growth: medium and large-sized companies expected to grow faster than the U.S. economy.

U.S. Equity Large Cap Value: large-sized companies believed to be undervalued with long-term capital appreciation potential.

U.S. Equity Small Cap Core: small companies evaluated based on both growth potential and value.

International Equity Value: equity securities in any foreign country believed to be undervalued with capital appreciation potential.

International Equity Growth: equity securities in any foreign country believed to provide growth potential (includes exchange traded funds).

Emerging Markets: stocks of companies from an emerging country with economies believed to be developing strongly.


Fixed Income (bonds and cash equivalents): fixed income securities principally among the U.S. Investment Grade, U.S. High Yield International Developed Markets and Emerging Markets sectors. The sub-adviser may invest up to 50% of the assets allocated to this investment sleeve in high yield bonds (aka "junk bonds").



2  LVIP Delaware Foundation (Reg. TM) Aggressive Allocation Fund


Lincoln Investment Advisors Corporation (LIA) serves as the investment adviser to the fund. Day-to-day management of the fund's securities investments has been sub-advised to Delaware Management Company (DMC), which is a wholly-owned subsidiary of the Macquarie Group, Inc.

Investments in the LVIP Delaware Foundation (Reg. TM) Agressive Allocation Fund are not and will not be deposits with or liabilities of Macquarie Bank Limited ABN 46 008 583 542 and its holding companies, including their subsidiaries or related companies (the "Macquarie Group"), and are subject to investment risk, including possible delays in repayment and loss of income and capital invested. No Macquarie Group company guarantees or will guarantee the performance of the fund, the repayment of capital from the fund, or any particular rate of return.



Principal Risks

All mutual funds carry a certain amount of risk. Accordingly, loss of money is a risk of investing in the fund. Here are specific principal risks of investing in the fund.

 o Market Risk: Prices of securities held by the fund may fall. As a result, your investment may decline in value and you could lose money.
 o Asset Allocation Risk: The fund maintains an asset allocation strategy and the amount invested in various asset classes of securities may change over time. The fund is subject to the risk that the fund may allocate assets to an asset class that underperforms other asset classes.

 o Growth Stocks Risks: Growth stocks are typically more volatile than value stocks. The growth style may, over time, go in and out of favor. At times when the growth investing style is out of favor, the fund may underperform other equity funds that use different investment styles.
 o Value Stocks Risk: Value stocks may never reach what is believed to be their full value, or may even go down in price. Value stocks tend to shift in and out of favor depending on market conditions, and as a result the fund's performance my sometimes be lower than that of other types of funds.

 o Medium-Cap Companies Risk: Investments in medium-cap companies may be subject to more abrupt market movements and may involve greater risks than investments in larger companies. Medium-cap company stocks generally trade less frequently and in lower volumes, and the fund may experience difficulty closing out positions at prevailing market prices.

 o Small-Cap Companies Risk: Investments in small companies may be subject to more abrupt market movements and may involve greater risks than investments in larger companies. Small company securities generally trade less frequently and in lower volumes, and the fund may experience difficulty closing out positions at prevailing market prices.

 o Interest Rate Risk: The value of debt obligations will typically fluctuate with interest rate changes. These fluctuations can be greater for debt obligations with longer maturities. When interest rates rise, debt obligations will generally decline in value and you could lose money as a result.
 o Credit Risk: Credit risk is the risk that the issuer of the debt obligation will be unable to make interest or principal payments on time. A decrease in an issuer's credit rating may cause a decline in the value of the debt obligations held.
 o Below Investment Grade Bonds: Investing in below investment grade bonds, including high yield bonds ("junk bonds"), entails greater risk of principal loss than the risk involved in investment grade bonds. These bonds are often considered speculative and involve significantly higher credit risk. The value of these bonds may fluctuate more than the value of higher-rated debt obligations, and may decline significantly in periods of general economic difficulty or periods of rising interest rates.

 o Foreign Securities Risk: Foreign currency fluctuations and economic or financial instability could cause the value of the fund's foreign investments to fluctuate. Investing in foreign stocks or debt obligations involves the risk of loss from foreign government or political actions. Investing in foreign securities also involves risks resulting from the reduced availability of public information. Foreign investments may be less liquid and their prices more volatile than comparable investments in securities of U.S. issuers.
 o Emerging Markets Risk: Risk of loss is typically higher for issuers in emerging markets. Emerging market countries may have especially unstable governments, economies based on only a few industries and securities markets that trade a small number of securities. Investments located in emerging markets tend to have volatile prices and may offer significant potential for loss as well as gain.

 o Exchange-Traded Funds Risk: The risks of exchange traded funds (ETFs) generally reflect the risks of owning the underlying securities they are designed to track, although lack of liquidity in an ETF could result in it being more volatile and ETFs have management fees that increase their costs.


LVIP Delaware Foundation (Reg. TM) Aggressive Allocation Fund                3

Fund Performance


The following bar chart and table provide some indication of the risks of choosing to invest your contract assets in the fund. The information shows: (a) changes in the performance of the fund's Service Class from year to year; and
(b) how the average annual returns of the fund's Service Class for one year, five year and lifetime periods compare with those of a broad measure of market performance. Please note that the past performance of the fund is not necessarily an indication of how the fund will perform in the future. Further, the returns shown do not reflect variable contract expenses. If variable contract expenses were included, the returns shown would be lower.


[GRAPHIC OMITTED]







[CHART]
Annual Total Returns
2004                 2005    2006     2007    2008          2009
13.27%               6.53%   14.23%   6.11%    (33.38%)     31.66%







During the periods shown in the above chart, the fund's highest return for a quarter occurred in the fourth quarter of 2004 at: 9.76%.

The fund's lowest return for a quarter occurred in the fourth quarter of 2008 at: (20.07%).




                                                                       Average Annual Total Return
                                                                       For periods ended 12/31/08
                                                                  -------------------------------------
                                                                      1 year       5 years    Lifetime*
                                                                  ------------- ------------ ----------
  LVIP Delaware Foundation (Reg. TM) Aggressive Allocation Fund       (33.38%)      (0.52%)      1.73%
                                                S&P 500 Index**       (37.00%)      (2.19%)      1.24%
                                        Aggressive Composite***       (33.74%)       1.96%       5.59%
                               Russell 3000 (Reg. TM) Index****       (37.31%)      (1.95%)      1.71%
                                          MSCI World Index*****       (40.71%)      (0.51%)      3.55%
                                     Citigroup WGBI Index******        10.89%        6.05%       6.58%
                                                    GSMI*******       (26.86%)       1.89%       4.74%



Effective June 15, 2009, the performance indexes of the fund changed from the Russell 3000 Index, MSCI World Index, Citigroup WGBI Index and GSMI to the S&P 500 Index and the Aggressive Composite. This change is due to a reorganization of the Fund which resulted in a change in investment strategy.

*The fund's lifetime and indices performance began May 15, 2003.



**The fund's returns above are compared to the performance of the S&P 500
   Index, which consists of the common stocks of 500 major corporations selected according to size, frequency, and ease by which their stocks trade, and range and diversity of the American economy.

***The Aggressive Composite is an unmanaged index compiled by LIA, the fund's adviser. The Aggressive Composite is constructed as follows: 18% Barclays Capital Global Aggregate Index, 18% MSCI EAFE Value Index, 12% Russell 1000 Growth Index, 12% Russell 1000 Value Index, 12% MSCI EAFE Growth Index, 10% Russell 1000 Index, 10% MSCI Emerging Markets Index, 6% Russell 2000 Index, and 2% Citigroup 3-month T-Bill Index.



**** The Russell 3000 Index represents a broad U.S. equities universe representing approximately 98% of the market. It is designed to provide a representative indication of the capitalization and return for the U.S. equity market. The Index does not reflect the deduction of fees, expenses or taxes. It was added as a basis of comparison for the fund because it was viewed as being widely recognized and used in the area of global asset allocation.

***** The MSCI World Index is a broad-based securities index that represents the U.S. and developed international equity markets in terms of capitalization and performance. It is designed to provide a representative total return for all major stock exchanges located inside and outside the United States. The Index does not reflect the deduction of fees, expenses or taxes. It was added as a basis of comparison for the fund because it was viewed as being widely recognized and used in the area of global asset allocation.

******   The Citigroup World Government Bond Index (WGBI) represents the broad global fixed income markets and includes debt issues of U.S. and most developed international governments, governmental entities and supranationals. The Index does not reflect the deduction of fees, expenses or taxes. It was added as a basis of comparison for the fund because it was viewed as being widely recognized and used in the area of global asset allocation.

*******   The Global Securities Markets Index (GSMI) is an unmanaged index compiled by UBS Global AM, the fund's sub-adviser. The GSMI is constructed as follows: 40% Russell 3000 Index; 22% MSCI World Ex USA (Free) Index; 21% Citigroup U.S. Broad Investment Grade Bond Index; 9% Citigroup Non-U.S. World Government Bond Index; 3% Merrill Lynch High Yield Cash Pay Constrained Index; 3% MSCI Emerging Markets (Free) Index; and 2% JP Morgan EMBI Global.


When comparing the fund's performance to that of the indices, you should note that the fund generally invests the largest amount in U.S. stocks and debt obligations, but the amount invested in any one category, or in the securities of U.S. or foreign issuers, varies. The fund uses the Aggressive Composite to evaluate the success of the fund's investment strategy.



4  LVIP Delaware Foundation (Reg. TM) Aggressive Allocation Fund

Investment Adviser and Sub-Adviser

Investment Adviser: Lincoln Investment Advisors Corporation

Investment Sub-Adviser: Delaware Management Company



Portfolio Manager(s)   Company Title                                                      Experience w/Fund
---------------------- ------------------------------------------------------------------ ------------------
Michael J. Hogan       Executive Vice President, Chief Executive Officer and Head of
                       Equity Investments                                                 Since May 2009
Paul Grillo            Senior Vice President and Senior Portfolio Manager                 Since May 2009
Sharon Hill            Vice President and Senior Portfolio Manager                        Since May 2009
Francis X. Morris      Senior Vice President and Chief Investment Officer - Core Equity   Since May 2009
Babak (Bob) Zenouzi    Senior Vice President and Senior Portfolio Manager                 Since May 2009

Payments to Insurance Companies and their Affiliates


Shares of the fund are available only through the purchase of variable contracts issued by certain life insurance companies. Parties that are related to the fund (such as the fund's principal underwriter or investment adviser) may pay such insurance companies (or their related companies) for the sale of shares of the fund and related services. Such insurance companies (or their related companies) may pay broker-dealers or other financial intermediaries (such as banks) for the sale and retention of variable contracts which offer fund shares. When received by an insurance company, such payments may be a factor that the insurance company considers in including a fund as an investment option in its variable contracts. The prospectus or other disclosure document for the variable contracts may contain additional information about these payments.


LVIP Delaware Foundation (Reg. TM) Aggressive Allocation Fund                5


Investment Objective and Strategies

The investment objective of the LVIP Delaware Foundation (Reg. TM) Aggressive Allocation Fund (fund) is to seek long-term capital growth. The objective is non-fundamental and may be changed without sharheolder approval. The fund is a "target risk fund", which bases its asset allocation around a specified level of risk with a corresponding variation of income and growth.


From the most conservative (LVIP Delaware Foundation (Reg. TM) Conservative Allocation Fund) to the moderate (LVIP Delaware Foundation (Reg. TM) Moderate Allocation Fund) to the most aggressive (LVIP Foundation (Reg. TM) Delaware Aggressive Allocation Fund), each Foundation (Reg. TM) Fund invests in a diversified portfolio of securities of different asset classes and investment styles as it strives to attain its objective(s). By allocating the investments across several different asset classes and investment styles, each of the Foundation (Reg. TM) Funds offers broad diversification while seeking to achieve its investment objective.


The following table shows the target allocation and allowable ranges (based on percentage of net assets) that the fund expects to invest in for each asset class. Allocations for each asset class may vary within the allowable ranges from the target percentages set for the fund.




                                    LVIP Delaware Foundation (Reg.
                                    TM) Aggressive Allocation Fund
                                    ------------------------------
Asset Class                          Target Allocation    Ranges
----------------------------------- ------------------- ---------
  U.S. Equity......................          40%        15 - 50%
  International Equity.............          30%        15 - 50%
  Emerging Markets.................          10%         0 - 20%
  Global Real Estate...............           0%         0 - 20%
  Bonds............................          18%        10 - 40%
  Cash Equivalents.................           2%         0 - 10%

An active allocation approach is used when selecting investments for the fund. The sub-adviser has the flexibility to determine the level of investment in each asset class within the allowable range. In setting the asset allocation strategy for the fund, the sub-adviser focuses on three key factors:
  o the returns and risk associated with different asset classes;
  o the correlation between different asset classes (their tendency to move up or down together); and
  o the changing universe of global investment opportunities.

This information is used to determine how much of the fund will be allocated to each asset class within the allowable range. Within each asset class, the sub-adviser has flexibility to select the appropriate investment styles for investment. Descriptions of the investment styles within each asset class are listed below:


U.S. EQUITY ASSET CLASS

U.S. Large Cap Core

The large cap core investment sleeve (style) employs a bottom-up security selection utilizing quantitative data, fundamental research, and risk control to evaluate stocks based on both growth potential and value. The manager also considers factors such as business conditions in the company's industry and its competitive position in that industry. The large cap core investment sleeve will generally invest primarily in common stock of companies with market capitalizations of at least $2 billion at the time of purchase.

U.S. Mid and Large Cap Growth

The mid and large cap growth investment sleeve (style) invests primarily in common stocks, generally in medium and large-size companies that are expected to grow faster than the U.S. economy. Medium and large-sized companies generally have market capitalizations exceeding $1 billion. Using a bottom up approach, the manager looks for companies that are believed to have the potential for increased market share, dominant business models and strong free cash flow generation, and demonstrate operational efficiencies.

U.S. Large Cap Value

The large cap value investment sleeve (style) invests primarily in securities of large-capitalization companies that are believed to have long-term capital appreciation potential. Companies in the "large cap value" category generally are within the market capitalization range of the Russell 1000 (Reg. TM) Value Index (as of 12/31/08, the market capitalization range of this index was $24 million to $421.8 billion). A value-oriented investment philosophy is followed in selecting stocks for the portfolio using a research-intensive approach that considers factors such as 1) a security price that reflects a market valuation that is judged to be below the estimated present or future value of the company; 2) favorable earnings prospects and dividend yield potential; and 3) the financial condition of the issuer.

U.S. Small Cap Core

Stocks of small companies are identified that are believed offer above average opportunities for long-term appreciation based on 1) attractive valuations; 2) growth prospects; and 3) strong cash flow. Companies in the "small cap core" category generally are within


6

the market capitalization range of the Russell 2000 (Reg. TM) Index (as of 12/31/08, the market capitalization range of this index was $7 million to $3.3 billion). The small cap core investment sleeve (style) employs a bottom-up security selection utilizing quantitative data, fundamental research, and risk control to evaluate stocks based on both growth potential and value.


INTERNATIONAL EQUITY ASSET CLASS

International Value Equity

The international value investment sleeve (style) uses a value strategy, investing in equity securities which provide the potential for capital appreciation. The portfolio may purchase securities in any foreign country (developed or emerging) and seeks companies that are expected to perform well over the next three to five years.

International Growth

The international growth investment sleeve (style) uses a growth strategy that seeks to invest primarily in equity securities that provide the potential for capital appreciation. The manager may purchase securities in any foreign, developed or emerging country. In pursuing the investment strategy, the manager may invest in individual companies or in exchange traded funds that utilize an international growth investment style.


EMERGING MARKETS ASSET CLASS

Emerging Markets

The emerging markets investment style (sleeve) focuses on stocks of companies considered to be from an emerging country. An "emerging country" is considered to be 1) generally recognized as an emerging country by the international financial community including the World Bank and the International Finance Corporation; 2) classified by the United Nations as developing; or 3) included in the International Finance Corporation Free Index or the MSCI Emerging Markets Index. The manager focuses on investing in emerging countries which have economies that are believed to be developing strongly and markets that are becoming more sophisticated. The manager additionally focuses on investments believed to be trading at a discount to intrinsic value.


GLOBAL REAL ESTATE ASSET CLASS

Global Real Estate Securities

The global real estate securities sleeve (style) invests in securities issued by U.S. and non-U.S. companies in the real estate sector. A company in the real estate sector generally derives at least 50% of its revenue from real estate or has at least 50% of its assets in real estate. Assets will be allocated among real estate companies in various regions and countries throughout the world, including the U.S. and developed, developing and emerging market non-U.S. countries. The portfolio's investment strategy is based on both a top-down and bottom-up assessment of countries and specific markets. A real estate company's financials, cash flow, dividend growth rates, and management strategy are also evaluated in selecting the portfolio's investments.


FIXED INCOME (BONDS AND CASH EQUIVALENTS) ASSET CLASS

Diversified Fixed Income

The fixed income investment sleeve (style) allocates its investments principally among the U.S. Investment Grade, U.S. High Yield, International Developed Markets, and Emerging Markets sectors. The manager analyzes economic and market conditions to identify the sector(s) that offer the best investment opportunities. The manager will determine the amount of assets allocated to each of the four sectors based on this analysis of economic and market conditions, and on an assessment of the returns and potential for appreciation from each sector. Assets allocated to the investment grade sector will invest principally in debt obligations issued or guaranteed by the U.S. government, its agencies or instrumentalities, and by U.S. corporations. Assets allocated to the domestic high yield sector will be primarily in those high yield bonds (aka "junk bonds") having a liberal and consistent yield and those tending to reduce the risk of market fluctuations. The manager may invest up to 50% of the assets allocated to the fixed income investment sleeve in high yield bonds. Assets allocated to the international developed markets sector will be primarily in fixed income securities of issuers organized or having a majority of their operating income in international developed markets. Assets allocated to the emerging markets sector may be made in fixed income securities of issuers in any foreign country, developed and underdeveloped. Fixed income securities in the international developed markets sector and the emerging markets sector may include securities issued by foreign governments, debt obligations of foreign companies, and securities issued by supranational entities. A supranational entity is an entity established or financially supported by the national governments of one or more countries to promote reconstruction or development.

Cash equivalents may include: 1) time deposits, certificates of deposit, and bankers acceptances issued by a U.S. commercial bank; 2) commercial paper of the highest quality rating; 3) short-term debt obligations with the highest quality rating; 4) U.S. government securities; and 5) repurchase agreements collateralized by those instruments.

In response to market, economic, political or other conditions, a fund may temporarily use a different investment strategy for defensive purposes. If a fund does so, different factors could affect fund performance and the fund may not achieve its investment objective.


                                                                               7


Investment Risks


Asset allocation risk is the risk that the fund may allocate assets to an asset class that underperforms other asset classes. For example, the fund may be overweighted in equity securities when the stock market is falling and the fixed income market is rising. Therefore, the value of the fund's shares held under your contract depends on:
  o the performance of each asset class and sub-class (where applicable); and
  o the amount of the fund's total assets invested in each asset class and sub-class (where applicable).

Accordingly, the value of the fund's shares may be negatively affected if:
  o the securities in one of the fund's asset classes or sub-classes do not perform as well as securities in the other asset classes or sub-class;
  o the fund invests large amounts in an asset class or sub-class that does not perform as well as the other asset classes or sub-class and
  o when selecting asset classes and sub-classes of investment, poor timing causes the fund to suffer losses or miss gains generated in a specific asset class or sub-class.


Equity Investments (Stocks). Investing in securities involves the risk that the value of the securities purchased will fluctuate. These fluctuations could occur for a single company, an industry, a sector of the economy, or the stock market as a whole. These fluctuations could cause the value of the fund's securities to fluctuate and therefore, the value of the shares held under your contract could fluctuate, and you could lose money.


Some of the investment styles may invest in the securities of medium and small-sized, less mature, lesser-known companies, which may involve greater risks than those normally associated with larger, more mature, well-known companies. The stock of companies with medium and small stock market capitalizations may trade less frequently and in limited volume. Medium and small-sized companies also may have less certain prospects for growth and greater sensitivity to changing economic conditions.


Because the LVIP Delaware Foundation (Reg. TM) Aggressive Allocation Fund has a greater target percentage of assets allocated to equities than the LVIP Delaware Foundation (Reg. TM) Moderate Allocation Fund or the LVIP Delaware Foundation (Reg. TM) Conservative Allocation Fund, it will be more susceptible to the risks associated with equities. The LVIP Delaware Foundation (Reg. TM) Moderate Allocation Fund will be more susceptible to the risks associated with equities than the LVIP Delaware Foundation (Reg. TM) Conservative Allocation Fund.


Fixed Income Investments (Bonds). For investment styles allocated to fixed-income, the primary risks are interest rate risk and credit risk. Interest rate risk is the risk that the value of the debt obligations held by the fund and, therefore, the value of the fund's shares will fluctuate with changes in interest rates. These fluctuations can be greater for debt obligations with longer maturities and for mortgage securities. When interest rates rise, debt obligations decline in value, and when interest rates fall, debt securities obligations increase in value. Accordingly, during periods when interest rates are fluctuating, you could lose money investing in the fund.

Credit risk is the risk that the issuer of the debt obligation will be unable to make interest or principal payments on time. A debt obligation's credit rating reflects the credit risk associated with that debt obligation. Higher-rated debt obligations involve lower credit risk than lower-rated debt obligations. Generally, credit risk is higher for corporate and foreign government debt obligations than for U.S. government securities, and higher still for debt rated below investment grade (high yield bonds). The value of the debt obligations held by a fund and, therefore, the value of the fund's shares, will fluctuate with the changes in the credit ratings of the debt obligations held.

Investing in "junk" or "high yield" bonds entails greater risk of principal loss than the risk involved in investment grade bonds. If debt obligations held by the funds are assigned a lower credit rating, the value of these debt obligations and, therefore, the value of the funds' shares could fall. High yield bonds are often considered speculative and involve significantly higher credit risk. These bonds are also more likely to experience significant fluctuation in value due to changes in the issuer's credit rating. The value of these bonds may fluctuate more than the value of higher-rated debt obligations, and may decline significantly in periods of general economic difficulty or periods of rising interest rates.


Because the LVIP Delaware Foundation (Reg. TM) Conservative Allocation Fund has a greater target percentage of assets allocated to fixed income investments and high yield bonds than the LVIP Delaware Foundation (Reg. TM) Moderate Allocation Fund and the LVIP Delaware Foundation (Reg. TM) Aggressive Allocation Fund, it will be more susceptible to the risks associated with fixed income investments and high yield bonds. The LVIP Delaware Foundation (Reg. TM) Moderate Allocation Fund will be more susceptible to the risks associated with fixed income investments and high yield bonds than the LVIP Delaware Foundation (Reg. TM) Aggressive Allocation Fund.


Foreign Investments (Equity or Bonds). Investing in foreign equity securities involves additional risks not present when investing in U.S. securities. Foreign currency fluctuations or economic or financial instability could cause the value of the fund's investments and, therefore, the value of the fund's shares to fluctuate, and you could lose money.

Additionally, Investing in foreign securities involves risks resulting from the reduced availability of public information concerning issuers and the fact that foreign issuers generally are not subject to uniform accounting, auditing, and financial reporting standards or to


8

other regulatory practices and requirements comparable to those applicable to U.S. issuers. Further, the volume of securities transactions effected on foreign markets in most cases remains considerably below that of the U.S. markets. Accordingly, the fund's foreign investments may be less liquid and their prices may be more volatile than comparable investments in securities of U.S. issuers. Foreign brokerage commissions and custodian fees are generally higher than in the U.S.

As a general matter, risk of loss is typically higher for issuers in emerging markets. Emerging market countries may have especially unstable governments, economies based on only a few industries and securities markets that trade a small number of securities. Securities of issuers located in these countries tend to have volatile prices and may offer significant potential for loss as well as gain.


Because the LVIP Delaware Foundation (Reg. TM) Aggressive Allocation Fund has a greater target percentage of assets allocated to foreign investments than the LVIP Delaware Foundation (Reg. TM) Moderate Allocation Fund and the LVIP Delaware Foundation (Reg. TM) Conservative Allocation Fund, it will be more susceptible to the risks associated with foreign investments. The LVIP Delaware Foundation (Reg. TM) Moderate Allocation Fund will be more susceptible to the risks associated with foreign investments than the LVIP Delaware Foundation (Reg. TM) Conservative Allocation Fund.


Global Real Estate Securities. Risk related to global real estate securities includes possible declines in the value of real estate, lack of availability of mortgage funds, overbuilding, extended vacancies of properties, property taxes and operating expenses, changes in zoning laws, environmental costs and liability damages from natural disasters, and changes in interest rates. Real estate investment trusts (REITs) are subject to substantial cash flow dependency, defaults, self-liquidation and the risk of failure to qualify for the free pass through of income. Investing in global real estate securities involves the additional risks of foreign investing which are not present when investing in U.S. real estate.

Exchange Traded Funds (ETFs). The risks of owning an ETF generally reflect the risks of owning the underlying securities they are designed to track, although lack of liquidity in an ETF could result in it being more volatile and ETFs have management fees that increase their costs.


Management and Organization

The fund's business and affairs are managed under the direction of their board of trustees. The board of trustees has the power to amend the fund's bylaws, to declare and pay dividends, and to exercise all the powers of the fund except those granted to the shareholders.

Manager of Managers: The fund employs a "manager of managers" structure. In this regard, the fund has received an exemptive order from the SEC (Release No. IC-27512) to permit the fund's investment adviser, without further shareholder approval, to enter into and materially amend the sub-advisory agreement with its sub-adviser upon approval of the Trust's Board of Trustees. The SEC order is subject to certain conditions. For example, within ninety days of the hiring of any new sub-adviser, shareholders will be furnished with information that would be included in a proxy statement regarding the new sub-adviser. Moreover, the fund's adviser will not enter into a sub-advisory agreement with any affiliated sub-adviser without shareholder approval. The adviser has ultimate responsibility (subject to Board oversight) to oversee the sub-adviser and to recommend their hiring, termination, and replacement.


Investment Adviser and Sub-Adviser: Lincoln Investment Advisors Corporation
(LIA) is the investment adviser to the fund. LIA is a registered investment adviser and wholly-owned subsidiary of Lincoln National Corporation (LNC). LIA's address is One Granite Place, Concord, NH 03301. LIA (or its predecessors) has served as an investment adviser to mutual funds for over 20 years.


LNC is a publicly-held insurance holding company organized under Indiana law. Through its subsidiaries, LNC provides, on a national basis, insurance and financial services.

The fund uses a sub-adviser who is responsible for the day-to-day management of the fund's securities investments. The fund's sub-adviser is paid out of the fees paid to the adviser.

The fund's investment adviser (with the effective advisory fee rate for the most recently completed fiscal year), sub-adviser and portfolio manager are shown below. The fund's SAI provides additional information about the portfolio manager's compensation, other accounts managed by the portfolio manager(s), and the portfolio manager's ownership of securities in the fund.


                                                                               9



Adviser                LIA (aggregate advisory fee paid to LIA for fiscal year ended December 31, 2009 was 0.65% of the fund's average net assets).
Sub-Adviser            Delaware Management Company (DMC). DMC and its predecessors have been managing mutual funds since 1938. As of December 31, 2009, DMC and its affiliates were managing in excess of $130 billion in assets in various institutional or separately managed investment company and insurance accounts. DMC is a series of Delaware Management Business Trust (DMBT), a Delaware statutory trust registered with the
                       SEC as an investment adviser. DMBT's address is 2005 Market Street, Philadelphia, Pennsylvania 19103.
                       DMBT is an indirect subsidiary of Delaware Management Holdings (DMH). DMH is an indirect subsidiary of Macquarie Group Limited.
Portfolio Manager(s)   A team consisting of Michael J. Hogan, Paul Grillo, Sharon Hill, Francis X. Morris and Babak (Bob) Zenouzi
                       are responsible for making the day-to-day investment decisions for the funds. Mr. Hogan is the lead mem-
                       ber of the team and has the authority to override any decision made by the team in his discretion. Mr.
                       Hogan, Executive Vice President, Chief Executive Officer and Head of Equity Investments, joined DMC in
                       2007. Mr. Hogan previously spent eleven years at SEI Investments, with the last three of those as the man-
                       aging director and global head of equity. Mr. Hogan graduated from the University of Delaware with bach-
                       elor's and master's degrees in economics. Mr. Grillo, Senior Vice President and Senior Portfolio Manager,
                       joined DMC in 1992. Mr. Grillo has been a SVP, Senior Portfolio Manager, most recently named a Co-CIO within the Fixed Income Division of DMC for the past five years. Mr. Grillo holds a bachelor's degree in business management from North Carolina State University and an MBA with a concentration in finance from Pace University. Ms. Hill, Senior Vice President and Senior Portfolio Manager, joined DMC in 2000 as a Senior Programmer/Analyst of Investment Systems. Ms. Hill has been the Head of Equity Quantitative
                       Research and Analytics at DMC for the past five years. Ms. Hill holds a bachelor's degree, with honors, in mathematics from the City University of New York, at Brooklyn College and a master's degree and Ph.D in mathematics from the University of Connecticut. Mr. Morris, Senior Vice President and Chief Investment
                       Officer - Core Equity, joined DMC in 1997. Mr. Morris has been the CIO of the Core Equity Team at DMC for the past five years. Mr. Morris holds a bachelor's degree from Providence College and an MBA from Wid-
                       ener University. Mr. Zenouzi, Senior Vice President and Senior Portfolio Manager, rejoined DMC in 2006 after having spent seven years as an analyst and portfolio manager with the firm and prior to leaving to work at Chartwell Investment Partners, where from 1999 to 2006 he was a partner and senior portfolio manager. Mr. Zenouzi has a master's degree in finance from Boston College and a bachelor's degree from
                       Babson College. Mr. Hogan and Mr. Grillo are CFA charterholders.


The fund may have a name, investment objective and investment policy that is very similar to certain publicly available mutual funds that are managed by the same sub-adviser. The fund will not have the same performance as those publicly available mutual funds. Different performance will result from many factors, including, but not limited to, different cash flows into and out of the fund, different fees, and different asset levels.

A discussion regarding the basis for the Trust's Board of Trustees approving the investment advisory and sub-advisory contracts for the fund is available in the annual report to shareholders for the twelve month period ended December 31, 2009 or the semi-annual report to shareholders for the six month period ended June 30, 2009.


Pricing of Fund Shares

The fund determines its net asset value per share (NAV) as of close of regular trading (normally 4:00 p.m., New York time) on the New York Stock Exchange
(NYSE) on each day the NYSE is open for trading. The fund determines its NAV by:
  o adding the values of all securities investments and other assets;
  o subtracting liabilities (including dividends payable); and
  o dividing by the number of shares outstanding.

The fund's securities may be traded in other markets on days when the NYSE is closed. Therefore, the fund's NAV may fluctuate on days when you do not have access to the fund to purchase or redeem shares.

The fund typically values its securities investments as follows:
  o equity securities, at their last sale prices on national securities exchanges or over-the-counter, or, in the absence of recorded sales, at the mean between the bid and asked prices on exchanges or over-the-counter; and
  o U.S. Government and Agency securities, at the mean between the bid and asked prices, and other debt securities, at the price established by an independent pricing service.

In certain circumstances, the fund may value its portfolio securities at fair value as estimated in good faith under procedures established by the fund's board of trustees. When the fund uses fair value pricing, it may take into account any factors it deems appropriate. The price of securities used by the fund to calculate its NAV may differ from quoted or published prices for the same securities. Fair value pricing may involve subjective judgments, and it is possible that the fair value determined for a security is materially different than the value that could be realized upon the sale of that security.


10

The fund anticipates using fair value pricing for securities primarily traded on U.S. exchanges only under very limited circumstances, such as the unexpected early closing of the exchange on which a security is traded or suspension of trading in the security. The fund may use fair value pricing more frequently for securities primarily traded in non-U.S. markets because, among other things, most foreign markets close well before the fund values its securities, normally at 4:00 p.m. Eastern time. The earlier close of these foreign markets gives rise to the possibility that significant events, including broad market moves, may have occurred in the interim. To account for this, the fund may frequently value many foreign equity securities using fair value prices based on third party vendor modeling tools to the extent available.


Purchase and Sale of Fund Shares

The fund sells its shares directly or indirectly to The Lincoln National Life Insurance Company (Lincoln Life), Lincoln Life & Annuity Company of New York
(LNY), and other insurance companies. The insurance companies hold the fund shares in separate accounts (variable accounts) that support various variable annuity contracts and variable life insurance contracts.

The fund sells and redeems its shares, without charge, at their NAV next determined after the fund or its agent receives a purchase or redemption request. The value of shares redeemed may be more or less than original cost.

The fund normally pays for shares redeemed within seven days after the fund receives the redemption request. However, a fund may suspend redemption or postpone payment for any period when (a) the NYSE closes for other than weekends and holidays; (b) the SEC restricts trading on the NYSE; (c) the SEC determines that an emergency exists, so that a fund's disposal of investment securities, or determination of net asset value is not reasonably practicable; or (d) the SEC permits, by order, for the protection of fund shareholders.


LIA and its affiliates, including Lincoln Financial Distributors, Inc. ("LFD") and/or the fund's sub-adviser, may pay additional compensation (at their own expense and not as an expense of the fund) to certain affiliated or unaffiliated brokers, dealers, or other financial intermediaries (collectively, "financial intermediaries") in connection with the sale or retention of fund shares or insurance products that contain the fund and/or shareholder servicing ("distribution assistance"). The level of payments made to a qualifying financial intermediary in any given year will vary. To the extent permitted by SEC and FINRA rules and other applicable laws and regulations, LFD may pay or allow its affiliates to pay other promotional incentives or payments to financial intermediaries.


If a mutual fund sponsor, distributor or other party makes greater payments to your financial intermediary for distribution assistance than sponsors or distributors of other mutual funds make to your financial intermediary, your financial intermediary and its salespersons may have a financial incentive to favor sales of shares of the mutual fund complex making the higher payments over another mutual fund complex or over other investment options. You should consult with your financial intermediary and review carefully any disclosure provided by such intermediary as to compensation it receives in connection with investment products it recommends or sells to you. In certain instances, the payments could be significant and may cause a conflict of interest for your financial intermediary. Any such payments will not change the net asset value or the price of the fund's shares, as such payments are not made from fund assets.

For more information, please see the Statement of Additional Information.


Market Timing

Frequent, large, or short-term transfers among the funds, such as those associated with "market timing" transactions, may adversely affect the funds and their investment returns. Such transfers may dilute the value of fund shares, interfere with the efficient management of the fund's portfolio, and increase brokerage and administrative costs of the funds. As a result, the funds discourage such trading activity. The risks of frequent trading are more pronounced for funds investing a substantial percentage of assets in overseas markets. This is due to the time differential in pricing between U.S. and overseas markets, which market timers attempt to use to their advantage. As an effort to protect our fund investors and the funds from potentially harmful trading activity, we utilize certain market timing policies and procedures that have been approved by the fund's board of trustees (the "Market Timing Procedures").

The fund reserves the right to reject or restrict any purchase order (including exchanges) from any investor. The fund will exercise this right if, among other things, an investor's trading, in the judgment of the fund, has been or may be disruptive to any fund. In making this judgment, a fund may consider trading done in multiple accounts under common ownership or control.

The fund has entered into an agreement with each insurance company that holds fund shares to help detect and prevent market timing in the fund's shares. The agreement generally requires such insurance company to (i) provide, upon request by the fund, certain identifying and account information regarding contract owners who invest in fund shares through the omnibus account; and (ii) execute instructions from the fund to restrict further purchases or exchanges of fund shares by a contract owner who the fund has identified as a market timer.

The fund may rely on frequent trading policies established by insurance companies that hold shares of the fund in separate accounts to support the insurance contracts. In the event the fund detects potential market timing, the fund will contact the applicable insurance company. In addition to any action taken by the applicable insurance company in response to such market timing activity, the fund may request that the insurance company take additional action, if appropriate, based on the particular circumstances.


                                                                              11

Fund investors seeking to engage in frequent, large, or short-term transfer activity may deploy a variety of strategies to avoid detection. Our ability to detect and deter such transfer activity may be limited by operational systems and technological limitations. The identification of fund investors determined to be engaged in such transfer activity that may adversely affect other fund investors involves judgments that are inherently subjective.

As a result of these noted limitations, there is no guarantee that the fund will be able to identify possible market timing activity or that market timing will not occur in the fund. If we are unable to detect market timers, you may experience dilution in the value of your fund shares and increased brokerage and administrative costs in the fund. This may result in lower long-term returns for your investments.

In our sole discretion, we may revise our Market Timing Procedures at any time without prior notice as necessary to better detect and deter frequent, large, or short-term transfer activity to comply with state or federal regulatory requirements, and/or to impose additional or alternate restrictions on market timers (such as dollar or percentage limits on transfers). We also reserve the right to implement and administer redemption fees imposed by the fund in the future.

Insurance company sponsors of your contract may impose transfer limitations and other limitations designed to curtail market timing. Please refer to the prospectus and SAI for your variable annuity or variable life contract for details.


Portfolio Holdings Disclosure


A description of the fund's policies and procedures with respect to the disclosure of the fund's portfolio securities is available in the fund's Statement of Additional Information.



Share Classes and Distribution Arrangements


Each fund offers two classes of shares: the Standard Class and the Service Class. The two classes of shares are identical, except that Service Class shares are subject to a distribution (Rule 12b-1) fee, which has been adopted pursuant to a distribution and service plan (the Plan). The Trust offers shares of beneficial interest to insurance companies for allocation to certain of their variable contracts. The Trust pays the Trust's principal underwriter, Lincoln Financial Distributors, Inc. (LFD) out of the assets of a Service Class, for activities primarily intended to sell Service Class shares or variable contracts offering Service Class shares. LFD pays each third party for these services pursuant to a written agreement with that third party.


The 12b-1 fee may be adjusted by the Trust's board of trustees from time to time. These fees are paid out of the assets of the respective class on an on-going basis, and over time will increase the cost of your investment and may cost you more than when you pay other types of sales charges.


Distribution Policy and Federal Income Tax Considerations

The fund's policy is to distribute substantially all of its net investment income and net realized capital gains each year to its shareholders. The fund may distribute net realized capital gains only once a year. Dividends and capital gain distributions will be automatically reinvested in additional fund shares of the same class of the fund at no charge.


Since all the shares of the fund are owned directly or indirectly by Lincoln Life, LNY and other insurance companies, this prospectus does not discuss the federal income tax consequence at the shareholder level. For information concerning the federal income tax consequences to owners of variable annuity contracts or variable life insurance contracts (contract owners), see the prospectus for the variable account.



12

Financial Highlights


The financial highlights table is intended to help you understand the financial performance of each fund's Service Class shares since their inception. Certain information reflects financial results for a single fund share. Total investment return is based on the change in net asset value of a share during the period and assumes reinvestment of dividends and distributions at net asset value. Total investment return reflects any waivers and payment of fees by the manager, as applicable. If this is the case, performance would have been lower had the expense limitation not been in effect. This table does not reflect any variable contract expenses. If variable contract expenses were included, the expenses shown would be higher. This information has been audited by Ernst & Young LLP, Independent Registered Public Accounting Firm, whose report, along with each fund's financial statements, is included in the annual report, which is available upon request.



                                                        LVIP Delaware Foundation Aggressive Allocation Fund Service Class1,2
                                                                                     Year Ended
                                                        12/31/2009     12/31/2008     12/31/2007     12/31/2006     12/31/2005
                                                       ------------   ------------   ------------   ------------   -----------
Net asset value, beginning of period................                    $ 15.573       $ 15.631       $ 14.528      $ 14.179
Income (loss) from investment operations:
Net investment income (loss)........................                       0.243          0.261          0.235         0.152
Net realized and unrealized gain (loss) on investments                    (5.048)         0.667          1.765         0.729
                                                       ------------     --------       --------       --------      --------
Total from investment operations....................                      (4.805)         0.928          2.000         0.881
                                                       ------------     --------       --------       --------      --------
Less dividends and distributions from:
Net investment income...............................                      (0.788)        (0.232)        (0.165)       (0.142)
Net realized gain on investments....................                      (1.267)        (0.754)        (0.732)       (0.390)
                                                       ------------     --------       --------       --------      --------
Total dividends and distributions...................                      (2.072)3       (0.986)        (0.897)       (0.532)
                                                       ------------     ----------     --------       --------      --------
Net asset value, end of period......................                    $  8.696       $ 15.573       $ 15.631      $ 14.528
                                                       ############     ##########     ########       ########      ########
Total return........................................                      (33.38%)         6.11%         14.23%         6.53%
Ratios and supplemental data:
Net assets, end of period (000's omitted)...........                    $ 46,292       $ 63,912       $ 34,215      $ 10,517
Ratio of expenses to average net assets.............                        1.10%          1.12%          1.16%         1.18%
Ratio of net investment income (loss) to average net
 assets.............................................                        1.85%          1.63%          1.58%         1.08%
Portfolio turnover..................................                         116%            99%            78%           91%

1 The average shares outstanding method has been applied for per share information.

2 Total investment return is based on the change in net asset value of a share during the period and assumes reinvestment of dividends and distributions at net asset value.

3 Total dividends and distributions for 2008 include a return of capital of (0.017).

                                                                              13

General Information
You may examine the registration statements for this fund at the SEC in Washington, D.C. Statements made in the prospectus about any variable annuity contract, variable life insurance contract, or other document referred to in a contract, are not necessarily complete. In each instance, we refer you to the copy of that contract or other document filed as an exhibit to the related registration statement. We qualify each statement in all respects by that reference.

The use of the fund by both annuity and life insurance variable accounts is called mixed funding. Due to differences in redemption rates, tax treatment, or other considerations, the interests of contract owners under the variable life accounts may conflict with those of contract owners under the variable annuity accounts. Violation of the federal tax laws by one variable account investing in the fund could cause the contracts funded through another variable account to lose their tax-deferred status, unless remedial action was taken. The fund's board of trustees will monitor for any material conflicts and determine what action, if any, the fund or a variable account should take.

A conflict could arise that requires a variable account to redeem a substantial amount of assets from the fund. The redemption could disrupt orderly portfolio management to the detriment of those contract owners still investing in the fund. Also, the fund could determine that it has become so large that its size materially impairs investment performance. The fund would then examine its options.


You can find additional information in the fund's statement of additional information (SAI), which is on file with the SEC. The fund incorporates its SAI, dated April 30, 2010, into its prospectus. The fund will provide a free copy of its SAI upon request.


You can find further information about the fund's investments in the fund's annual and semi-annual reports to shareholders, when available. The annual report discusses the market conditions and investment strategies that significantly affected the fund's performance during its last fiscal year. The fund will provide a free copy of its annual and semi-annual report upon request, when available.

The Trust will issue unaudited semi-annual reports showing current investments and other information; and annual financial statements audited by the Trust's independent auditors. For an SAI, annual or semi-annual report, either write The Lincoln National Life Insurance Company, P.O. Box 2340, Fort Wayne, Indiana 46801, or call 1-800-4LINCOLN (454-6265). Also call this number to request other information about the fund, or to make inquiries. The Trust does not maintain an internet website.

You can review and copy information about the fund (including the SAI) at the SEC's public reference room in Washington, D.C. You can get information on the operation of the public reference room by calling the SEC at 1-202-551-8090. You can also get reports and other information about the fund on the EDGAR Database on the SEC's Internet site at http://www.sec.gov. You can get copies of this information, after paying a duplicating fee, by writing the SEC Public Reference Section, Washington, D.C. 20549-0102, or by electronic request at the following e-mail address: publicinfo@sec.gov.


                            SEC File No: 811-08090

                Lincoln Variable Insurance Products Trust


                     LVIP Delaware Foundation (Reg. TM) Conservative Allocation
                Fund



                Service Class


                1300 South Clinton Street
                Fort Wayne, Indiana 46802


                Prospectus April 30, 2010





The fund is a series of the Lincoln Variable Insurance Products Trust (referred to as "fund"). Shares of the fund are currently offered only to separate accounts that fund variable annuity and variable life insurance contracts of The Lincoln National Life Insurance Company, its affiliates, and third-party insurance companies. You cannot purchase shares of the fund directly. This prospectus discusses the information about the fund that you should know before choosing to invest your contract assets in the fund.




As with all mutual funds, the Securities and Exchange Commission (SEC) has not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
-------------------------------------------------------------------------------

We have not authorized any dealer, salesperson, or any other person to give any information, or to make any representation, other than what this prospectus states.

Table of Contents




Item                                                         Page
Summary Section                                               1
 Investment Objective                                         1
 Fees and Expenses                                            1
   Shareholder Fees                                           1
   Annual Fund Operating Expenses                             1
   Expense Example                                            1
   Portfolio Turnover                                         1
 Principal Investment Strategies                              2
 Principal Risks                                              2
 Fund Performance                                             4
 Investment Adviser and Sub-Adviser                           5
 Payments to Insurance Companies and their Affiliates         5
Investment Objective and Strategies                           6
Investment Risk                                               8
Management and Organization                                   9
Pricing of Fund Shares                                       10
Purchase and Sale of Fund Shares                             11
Market Timing                                                11
Portfolio Holdings Disclosure                                12
Share Classes and Distribution Arrangements                  12
Distribution Policy and Federal Income Tax Considerations    12
Financial Highlights                                         13




LVIP Delaware Foundation (Reg. TM) Conservative Allocation Fund

(Service Class)

Investment Objective
The investment objective of the LVIP Delaware Foundation (Reg. TM) Conservative Allocation Fund (fund) is to seek a combination of current income and preservation of capital with capital appreciation.


Fees and Expenses


The following table describes the fees and expenses that are incurred if you buy, hold, or sell Service Class shares of the fund. The fees and expenses are based on information for the fund's most recent fiscal year. If the fund's net assets decrease, the fund's expense ratio may increase. This table does not reflect any variable contract expenses. If variable contract expenses were included, the expenses shown would be higher.





Shareholder Fees (fees paid directly from your investment)
 Sales Charge (Load) Imposed on Purchases                                                       N/A
 Deferred Sales Charge (Load)                                                                   N/A
 Maximum Sales Charge (Load) Imposed on Reinvested Dividends                                    N/A
 Redemption Fee                                                                                 N/A
 Exchange Fee                                                                                   N/A
 Account Maintenance Fee                                                                        N/A
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of
your investment)
 Management Fee                                                                                    0.75%
 Distribution and/or Service (12b-1) fees                                                          0.25%
 Other Expenses                                                                                    0.10%
 Acquired Fund Fees and Expenses (AFFE)                                                            0.02%
 Total Annual Fund Operating Expenses                                                              1.12%
 Less Fee Waiver and Expense Reimbursement                                                        (0.12%)1,2
 Net Expenses (including AFFE)                                                                     1.00%



1 Lincoln Investment Advisor Corporation (LIA) has contractually agreed to waive the following portion of its advisory fee for the fund: 0.10% of average daily net assets of the fund. The fee waiver will continue at least through April 30, 2011 and renew automatically for one-year terms unless the adviser provides written notice of termination to the funds.


2 LIA has contractually agreed to reimburse each funds' Service Class to the extent that the funds' Total Annual Fund Operating Expenses (excluding underlying fund fees and expenses) exceed 0.98% of average daily net assets. The agreement will continue at least through April 30, 2011 and renew automatically for one-year terms unless the adviser provides written notice of termination to the fund.


Expense Example



The following example helps you compare the cost of investing in the fund with the cost of investing in other mutual funds. The example illustrates the hypothetical expenses that you would incur over the time periods indicated if you invest $10,000 in the fund's shares. The example also assumes that the fund provides a return of 5% a year and that operating expenses remain the same. These examples reflect the net operating expenses with expense waivers for the one year contractual period and the total operating expenses without expense waivers for years two through ten. Your actual costs may be higher or lower than this example. This example does not reflect any variable contract expenses. If variable contract expenses were included, the expenses shown would be higher. The results apply whether or not you redeem your investment at the end of the given period.




 1 year   3 years   5 years   10 years
-------- --------- --------- ---------
   $102     $344      $605    $1,352

Portfolio Turnover


The fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs. These costs, which are not reflected in annual fund operating expenses or in the expense example, affect the fund's performance. During the most recent fiscal year, the fund's portfolio turnover rate was 00% of the average value of its portfolio.



LVIP Delaware Foundation (Reg. TM) Conservative Allocation Fund              1

Principal Investment Strategies


The fund is a "target risk fund", which bases its asset allocation around a level of risk consistent with the fund's investment objective. The fund invests in a diversified portfolio of securities of different asset classes and investment styles as it strives to attain its objective. By allocating the investments across several different asset classes and investment styles, the fund offers broad diversification while seeking to achieve its investment objective.


The following table shows the target allocation and allowable ranges (based on percentage of net assets) that the fund expects to invest in for each asset class. Allocations for each asset class may vary within the allowable ranges from the target percentages set for the fund.


                                    LVIP Delaware Foundation (Reg.
                                     TM) Conservative Allocation
                                                Fund
                                    -----------------------------
Asset Class                          Target Allocation    Ranges
----------------------------------- ------------------- ---------
  U.S. Equity......................          20%         5 - 30%
  International Equity.............          15%         5 - 30%
  Emerging Markets.................           5%         0 - 10%
  Global Real Estate...............           0%         0 - 15%
  Bonds............................          58%        30 - 70%
  Cash Equivalents.................           2%         0 - 20%


An active allocation approach is used when selecting investments for the fund. The sub-adviser has the flexibility to determine the level of investment in each asset class within the allowable range. Within each asset class the sub-advisor has flexibility to select the approximate investment styles for investment. Descriptions of the primary investment styles utilized for the fund within each asset class are listed below:


U.S. Equity Large Cap Core: large-sized companies evaluated based on both growth potential and value.

U.S. Equity Mid and Large Cap Growth: medium and large-sized companies expected to grow faster than the U.S. economy.

U.S. Equity Large Cap Value: large-sized companies believed to be undervalued with long-term capital appreciation potential.


International Equity Value: equity securities in any foreign country believed to be undervalued with capital appreciation potential.


International Equity Growth: equity securities in any foreign country believed to provide growth potential (includes exchange traded funds).

Emerging Markets: stocks of companies from an emerging country with economies believed to be developing strongly.


Fixed Income (bonds and cash equivalents): fixed income securities principally among the U.S. Investment Grade, U.S. High Yield International Developed Markets and Emerging Markets sectors. The sub-adviser may invest up to 50% of the assets allocated to this investment sleeve in high yield bonds (aka "junk bonds").

Lincoln Investment Advisors Corporation (LIA) serves as the investment adviser to the fund. Day-to-day management of the fund's securities investments has been sub-advised to Delaware Management Company (DMC), which is a wholly-owned subsidiary of the Macquarie Group, Inc.

Investments in the LVIP Delaware Foundation (Reg. TM) Conservative Allocation Fund are not and will not be deposits with or liabilities of Macquarie Bank Limited ABN 46 008 583 542 and its holding companies, including their subsidiaries or related companies (the "Macquarie Group"), and are subject to investment risk, including possible delays in repayment and loss of income and capital invested. No Macquarie Group company guarantees or will guarantee the performance of the fund, the repayment of capital from the fund, or any particular rate of return.


Principal Risks

All mutual funds carry a certain amount of risk. Accordingly, loss of money is a risk of investing in the fund. Here are specific principal risks of investing in the fund.

 o Market Risk: Prices of securities held by the fund may fall. As a result, your investment may decline in value and you could lose money.
 o Asset Allocation Risk: The fund maintains an asset allocation strategy and the amount invested in various asset classes of securities may change over time. The fund is subject to the risk that the fund may allocate assets to an asset class that underperforms other asset classes.

 o Growth Stocks Risks: Growth stocks are typically more volatile than value stocks. The growth style may, over time, go in and out of favor. At times when the growth investing style is out of favor, the fund may underperform other equity funds that use different investment styles.



2  LVIP Delaware Foundation (Reg. TM) Conservative Allocation Fund


 o Value Stocks Risk: Value stocks may never reach what is believed to be their full value, or may even go down in price. Value stocks tend to shift in and out of favor depending on market conditions, and as a result the fund's performance my sometimes be lower than that of other types of funds.

 o Medium-Cap Companies Risk: Investments in medium-cap companies may be subject to more abrupt market movements and may involve greater risks than investments in larger companies. Medium-cap company stocks generally trade less frequently and in lower volumes, and the fund may experience difficulty closing out positions at prevailing market prices.
 o Interest Rate Risk: The value of debt obligations will typically fluctuate with interest rate changes. These fluctuations can be greater for debt obligations with longer maturities. When interest rates rise, debt obligations will generally decline in value and you could lose money as a result.
 o Credit Risk: Credit risk is the risk that the issuer of the debt obligation will be unable to make interest or principal payments on time. A decrease in an issuer's credit rating may cause a decline in the value of the debt obligations held.
 o Below Investment Grade Bonds: Investing in below investment grade bonds, including high yield bonds ("junk bonds"), entails greater risk of principal loss than the risk involved in investment grade bonds. These bonds are often considered speculative and involve significantly higher credit risk. The value of these bonds may fluctuate more than the value of higher-rated debt obligations, and may decline significantly in periods of general economic difficulty or periods of rising interest rates.

 o Foreign Securities Risk: Foreign currency fluctuations and economic or financial instability could cause the value of the fund's foreign investments to fluctuate. Investing in foreign stocks or debt obligations involves the risk of loss from foreign government or political actions. Investing in foreign securities also involves risks resulting from the reduced availability of public information. Foreign investments may be less liquid and their prices more volatile than comparable investments in securities of U.S. issuers.
 o Emerging Markets Risk: Risk of loss is typically higher for issuers in emerging markets. Emerging market countries may have especially unstable governments, economies based on only a few industries and securities markets that trade a small number of securities. Investments located in emerging markets tend to have volatile prices and may offer significant potential for loss as well as gain.

 o Exchange-Traded Funds Risk: The risks of exchange traded funds (ETFs) generally reflect the risks of owning the underlying securities they are designed to track, although lack of liquidity in an ETF could result in it being more volatile and ETFs have management fees that increase their costs.


LVIP Delaware Foundation (Reg. TM) Conservative Allocation Fund              3

Fund Performance


The following bar chart and table provide some indication of the risks of choosing to invest your contract assets in the fund. The information shows: (a) changes in the performance of the fund's Service Class from year to year; and
(b) how the average annual returns of the fund's Service Class for one year and lifetime periods compare with those of a broad measure of market performance. Please note that the past performance of the fund is not necessarily an indication of how the fund will perform in the future. Further, the returns shown do not reflect variable contract expenses. If variable contract expenses were included, the returns shown would be lower.


[GRAPHIC OMITTED]







[CHART]
Annual Total Returns
2005                 2006     2007    2008          2009
4.23%                10.30%   4.32%    (27.21%)     22.49%







During the periods shown in the above chart, the fund's highest return for a quarter occurred in the fourth quarter of 2006 at: 4.72%.

The fund's lowest return for a quarter occurred in the fourth quarter of 2008 at: (15.89%).




                                                          Average Annual Total Return
                                                          For periods ended 12/31/08
                                                          --------------------------
                                                              1 year      Lifetime*
                                                          ------------- ------------
  LVIP Delaware Foundation Conservative Allocation Fund       (27.21%)      (0.64%)
           Barclays Capital U.S. Aggregate Bond Index**         5.24%        5.26%
                              Conservative Composite***                      4.51%
                       Russell 1000 (Reg. TM) Index****       (37.60%)      (1.91%)
                      Russell 2000 (Reg. TM) Index*****       (33.79%)      (0.52%)
                    Citigroup 90-Day T-Bill Index******         1.80%        3.29%



Effective June 15, 2009, the performance indexes of the fund changed from the Barclays Capital U.S. Aggregate Bond Index, Russell 1000 Index, Russell 2000 Index, and Citigroup 90-Day T-Bill Index to the Barclays Capital U.S. Aggregate Bond Index and the Conservative Composite. This change is due to a reorganization of the Fund which resulted in a change in investment strategy.

*The fund's lifetime and indices performance began on May 19, 2004.



** The Barclays Capital U.S. Aggregate Bond Index is composed of securities from the Barclays Capital U.S. Government/Credit Index, the Mortgage-Backed Securities Index, and the Asset-Backed Securities Index.

*** The Conservative Composite is an unmanaged index compiled by LIA, the fund's adviser. The Conservative Composite is constructed as follows: 58% Barclays Capital Global Aggregate Index, 9% MSCI EAFE Value Index, 6% Russell 1000 Growth Index, 6% Russell 1000 Value Index, 6% MSCI EAFE Growth Index, 5% Russell 1000 Index, 5% MSCI Emerging Markets Index, 3% Russell 2000 Index, and 2% Citigroup 3-month T-Bill Index.

**** The Russell 1000 Index measures the performance of the 1,000 largest
   U.S. companies based on total market capitalization.

***** The Russell 2000 Index measures the performance of the 2,000 smallest companies in the Russell 3000 Index, which represents approximately 8% of the total market capitalization of the Russell 3000 Index. The Russell 3000 companies consist of the 3,000 largest U.S. companies based on total market capitalization.

*******   The Citigroup 90 day Treasury Bill (T-Bill) Index is a widely recognized unmanaged index of short-term securities.


When comparing the fund's performance to that of the indices, you should note that the fund generally invests the largest amount in U.S. stocks and debt obligations, but the amount invested in any one category, or in the securities of U.S. or foreign issuers, varies. The fund uses the Conservative Composite to evaluate the success of the fund's investment strategy.



4  LVIP Delaware Foundation (Reg. TM) Conservative Allocation Fund

Investment Adviser and Sub-Adviser

Investment Adviser: Lincoln Investment Advisors Corporation

Investment Sub-Adviser: Delaware Management Company



Portfolio Manager(s)   Company Title                                                      Experience w/Fund
---------------------- ------------------------------------------------------------------ ------------------
Michael J. Hogan       Executive Vice President, Chief Executive Officer and Head of
                       Equity Investments                                                 Since May 2009
Paul Grillo            Senior Vice President and Senior Portfolio Manager                 Since May 2009
Sharon Hill            Vice President and Senior Portfolio Manager                        Since May 2009
Francis X. Morris      Senior Vice President and Chief Investment Officer - Core Equity   Since May 2009
Babak (Bob) Zenouzi    Senior Vice President and Senior Portfolio Manager                 Since May 2009

Payments to Insurance Companies and their Affiliates


Shares of the fund are available only through the purchase of variable contracts issued by certain life insurance companies. Parties that are related to the fund (such as the fund's principal underwriter or investment adviser) may pay such insurance companies (or their related companies) for the sale of shares of the fund and related services. Such insurance companies (or their related companies) may pay broker-dealers or other financial intermediaries (such as banks) for the sale and retention of variable contracts which offer fund shares. When received by an insurance company, such payments may be a factor that the insurance company considers in including a fund as an investment option in its variable contracts. The prospectus or other disclosure document for the variable contracts may contain additional information about these payments.


LVIP Delaware Foundation (Reg. TM) Conservative Allocation Fund              5


Investment Objective and Strategies

The investment objective of the LVIP Delaware Foundation (Reg. TM) Conservative Allocation Fund (fund) is to seek a combination of current income and preservation of capital with capital appreciation. The objective is non-fundamental and may be changed without shareholder approval. The fund is a "target risk fund", which bases its asset allocation around a specified level of risk with a corresponding variation of income and growth.


From the most conservative (LVIP Delaware Foundation (Reg. TM) Conservative Allocation Fund) to the moderate (LVIP Delaware Foundation (Reg. TM) Moderate Allocation Fund) to the most aggressive (LVIP Foundation (Reg. TM) Delaware Aggressive Allocation Fund), each Foundation (Reg. TM) Fund invests in a diversified portfolio of securities of different asset classes and investment styles as it strives to attain its objective(s). By allocating the investments across several different asset classes and investment styles, each of the Foundation (Reg. TM) Funds offers broad diversification while seeking to achieve its investment objective.


The following table shows the target allocation and allowable ranges (based on percentage of net assets) that the fund expects to invest in for each asset class. Allocations for each asset class may vary within the allowable ranges from the target percentages set for the fund.




                                    LVIP Delaware Foundation (Reg.
                                     TM) Conservative Allocation
                                                Fund
                                    -----------------------------
Asset Class                          Target Allocation    Ranges
----------------------------------- ------------------- ---------
  U.S. Equity......................          20%         5 - 30%
  International Equity.............          15%         5 - 30%
  Emerging Markets.................           5%         0 - 10%
  Global Real Estate...............           0%         0 - 15%
  Bonds............................          58%        30 - 70%
  Cash Equivalents.................           2%         0 - 20%

An active allocation approach is used when selecting investments for the fund. The sub-adviser has the flexibility to determine the level of investment in each asset class within the allowable range. In setting the asset allocation strategy for the fund, the sub-adviser focuses on three key factors:
  o the returns and risk associated with different asset classes;
  o the correlation between different asset classes (their tendency to move up or down together); and
  o the changing universe of global investment opportunities.

This information is used to determine how much of the fund will be allocated to each asset class within the allowable range. Within each asset class, the sub-adviser has flexibility to select the appropriate investment styles for investment. Descriptions of the investment styles within each asset class are listed below:


U.S. EQUITY ASSET CLASS

U.S. Large Cap Core

The large cap core investment sleeve (style) employs a bottom-up security selection utilizing quantitative data, fundamental research, and risk control to evaluate stocks based on both growth potential and value. The manager also considers factors such as business conditions in the company's industry and its competitive position in that industry. The large cap core investment sleeve will generally invest primarily in common stock of companies with market capitalizations of at least $2 billion at the time of purchase.

U.S. Mid and Large Cap Growth

The mid and large cap growth investment sleeve (style) invests primarily in common stocks, generally in medium and large-size companies that are expected to grow faster than the U.S. economy. Medium and large-sized companies generally have market capitalizations exceeding $1 billion. Using a bottom up approach, the manager looks for companies that are believed to have the potential for increased market share, dominant business models and strong free cash flow generation, and demonstrate operational efficiencies.

U.S. Large Cap Value

The large cap value investment sleeve (style) invests primarily in securities of large-capitalization companies that are believed to have long-term capital appreciation potential. Companies in the "large cap value" category generally are within the market capitalization range of the Russell 1000 (Reg. TM) Value Index (as of 12/31/08, the market capitalization range of this index was $24 million to $421.8 billion). A value-oriented investment philosophy is followed in selecting stocks for the portfolio using a research-intensive approach that considers factors such as 1) a security price that reflects a market valuation that is judged to be below the estimated present or future value of the company; 2) favorable earnings prospects and dividend yield potential; and 3) the financial condition of the issuer.

U.S. Small Cap Core

6

Stocks of small companies are identified that are believed offer above average opportunities for long-term appreciation based on 1) attractive valuations; 2) growth prospects; and 3) strong cash flow. Companies in the "small cap core" category generally are within the market capitalization range of the Russell 2000 (Reg. TM) Index (as of 12/31/08, the market capitalization range of this index was $7 million to $3.3 billion). The small cap core investment sleeve (style) employs a bottom-up security selection utilizing quantitative data, fundamental research, and risk control to evaluate stocks based on both growth potential and value.


INTERNATIONAL EQUITY ASSET CLASS

International Value Equity

The international value investment sleeve (style) uses a value strategy, investing in equity securities which provide the potential for capital appreciation. The portfolio may purchase securities in any foreign country (developed or emerging) and seeks companies that are expected to perform well over the next three to five years.

International Growth

The international growth investment sleeve (style) uses a growth strategy that seeks to invest primarily in equity securities that provide the potential for capital appreciation. The manager may purchase securities in any foreign, developed or emerging country. In pursuing the investment strategy, the manager may invest in individual companies or in exchange traded funds that utilize an international growth investment style.


EMERGING MARKETS ASSET CLASS

Emerging Markets

The emerging markets investment style (sleeve) focuses on stocks of companies considered to be from an emerging country. An "emerging country" is considered to be 1) generally recognized as an emerging country by the international financial community including the World Bank and the International Finance Corporation; 2) classified by the United Nations as developing; or 3) included in the International Finance Corporation Free Index or the MSCI Emerging Markets Index. The manager focuses on investing in emerging countries which have economies that are believed to be developing strongly and markets that are becoming more sophisticated. The manager additionally focuses on investments believed to be trading at a discount to intrinsic value.


GLOBAL REAL ESTATE ASSET CLASS

Global Real Estate Securities

The global real estate securities sleeve (style) invests in securities issued by U.S. and non-U.S. companies in the real estate sector. A company in the real estate sector generally derives at least 50% of its revenue from real estate or has at least 50% of its assets in real estate. Assets will be allocated among real estate companies in various regions and countries throughout the world, including the U.S. and developed, developing and emerging market non-U.S. countries. The portfolio's investment strategy is based on both a top-down and bottom-up assessment of countries and specific markets. A real estate company's financials, cash flow, dividend growth rates, and management strategy are also evaluated in selecting the portfolio's investments.


FIXED INCOME (BONDS AND CASH EQUIVALENTS) ASSET CLASS

Diversified Fixed Income

The fixed income investment sleeve (style) allocates its investments principally among the U.S. Investment Grade, U.S. High Yield, International Developed Markets, and Emerging Markets sectors. The manager analyzes economic and market conditions to identify the sector(s) that offer the best investment opportunities. The manager will determine the amount of assets allocated to each of the four sectors based on this analysis of economic and market conditions, and on an assessment of the returns and potential for appreciation from each sector. Assets allocated to the investment grade sector will invest principally in debt obligations issued or guaranteed by the U.S. government, its agencies or instrumentalities, and by U.S. corporations. Assets allocated to the domestic high yield sector will be primarily in those high yield bonds (aka "junk bonds") having a liberal and consistent yield and those tending to reduce the risk of market fluctuations. The manager may invest up to 50% of the assets allocated to the fixed income investment sleeve in high yield bonds. Assets allocated to the international developed markets sector will be primarily in fixed income securities of issuers organized or having a majority of their operating income in international developed markets. Assets allocated to the emerging markets sector may be made in fixed income securities of issuers in any foreign country, developed and underdeveloped. Fixed income securities in the international developed markets sector and the emerging markets sector may include securities issued by foreign governments, debt obligations of foreign companies, and securities issued by supranational entities. A supranational entity is an entity established or financially supported by the national governments of one or more countries to promote reconstruction or development.

Cash equivalents may include: 1) time deposits, certificates of deposit, and bankers acceptances issued by a U.S. commercial bank; 2) commercial paper of the highest quality rating; 3) short-term debt obligations with the highest quality rating; 4) U.S. government securities; and 5) repurchase agreements collateralized by those instruments.


                                                                               7

In response to market, economic, political or other conditions, a fund may temporarily use a different investment strategy for defensive purposes. If a fund does so, different factors could affect fund performance and the fund may not achieve its investment objective.



Investment Risk


Asset allocation risk is the risk that the fund may allocate assets to an asset class that underperforms other asset classes. For example, the fund may be overweighted in equity securities when the stock market is falling and the fixed income market is rising. Therefore, the value of the fund's shares held under your contract depends on:
  o the performance of each asset class and sub-class (where applicable); and
  o the amount of the fund's total assets invested in each asset class and sub-class (where applicable).

Accordingly, the value of the fund's shares may be negatively affected if:
  o the securities in one of the fund's asset classes or sub-classes do not perform as well as securities in the other asset classes or sub-class;
  o the fund invests large amounts in an asset class or sub-class that does not perform as well as the other asset classes or sub-class and
  o when selecting asset classes and sub-classes of investment, poor timing causes the fund to suffer losses or miss gains generated in a specific asset class or sub-class.


Equity Investments (Stocks). Investing in securities involves the risk that the value of the securities purchased will fluctuate. These fluctuations could occur for a single company, an industry, a sector of the economy, or the stock market as a whole. These fluctuations could cause the value of the fund's securities to fluctuate and therefore, the value of the shares held under your contract could fluctuate, and you could lose money.


Some of the investment styles may invest in the securities of medium and small-sized, less mature, lesser-known companies, which may involve greater risks than those normally associated with larger, more mature, well-known companies. The stock of companies with medium and small stock market capitalizations may trade less frequently and in limited volume. Medium and small-sized companies also may have less certain prospects for growth and greater sensitivity to changing economic conditions.


Because the LVIP Delaware Foundation (Reg. TM) Aggressive Allocation Fund has a greater target percentage of assets allocated to equities than the LVIP Delaware Foundation (Reg. TM) Moderate Allocation Fund or the LVIP Delaware Foundation (Reg. TM) Conservative Allocation Fund, it will be more susceptible to the risks associated with equities. The LVIP Delaware Foundation (Reg. TM) Moderate Allocation Fund will be more susceptible to the risks associated with equities than the LVIP Delaware Foundation (Reg. TM) Conservative Allocation Fund.


Fixed Income Investments (Bonds). For investment styles allocated to fixed-income, the primary risks are interest rate risk and credit risk. Interest rate risk is the risk that the value of the debt obligations held by the fund and, therefore, the value of the fund's shares will fluctuate with changes in interest rates. These fluctuations can be greater for debt obligations with longer maturities and for mortgage securities. When interest rates rise, debt obligations decline in value, and when interest rates fall, debt securities obligations increase in value. Accordingly, during periods when interest rates are fluctuating, you could lose money investing in the fund.

Credit risk is the risk that the issuer of the debt obligation will be unable to make interest or principal payments on time. A debt obligation's credit rating reflects the credit risk associated with that debt obligation. Higher-rated debt obligations involve lower credit risk than lower-rated debt obligations. Generally, credit risk is higher for corporate and foreign government debt obligations than for U.S. government securities, and higher still for debt rated below investment grade (high yield bonds). The value of the debt obligations held by a fund and, therefore, the value of the fund's shares, will fluctuate with the changes in the credit ratings of the debt obligations held.

Investing in "junk" or "high yield" bonds entails greater risk of principal loss than the risk involved in investment grade bonds. If debt obligations held by the funds are assigned a lower credit rating, the value of these debt obligations and, therefore, the value of the funds' shares could fall. High yield bonds are often considered speculative and involve significantly higher credit risk. These bonds are also more likely to experience significant fluctuation in value due to changes in the issuer's credit rating. The value of these bonds may fluctuate more than the value of higher-rated debt obligations, and may decline significantly in periods of general economic difficulty or periods of rising interest rates.


Because the LVIP Delaware Foundation (Reg. TM) Conservative Allocation Fund has a greater target percentage of assets allocated to fixed income investments and high yield bonds than the LVIP Delaware Foundation (Reg. TM) Moderate Allocation Fund and the LVIP Delaware Foundation (Reg. TM) Aggressive Allocation Fund, it will be more susceptible to the risks associated with fixed income investments and high yield bonds. The LVIP Delaware Foundation (Reg. TM) Moderate Allocation Fund will be more susceptible to the risks associated with fixed income investments and high yield bonds than the LVIP Delaware Foundation (Reg. TM) Aggressive Allocation Fund.


Foreign Investments (Equity or Bonds). Investing in foreign equity securities involves additional risks not present when investing in U.S. securities. Foreign currency fluctuations or economic or financial instability could cause the value of the fund's investments and, therefore, the value of the fund's shares to fluctuate, and you could lose money.


8

Additionally, Investing in foreign securities involves risks resulting from the reduced availability of public information concerning issuers and the fact that foreign issuers generally are not subject to uniform accounting, auditing, and financial reporting standards or to other regulatory practices and requirements comparable to those applicable to U.S. issuers. Further, the volume of securities transactions effected on foreign markets in most cases remains considerably below that of the U.S. markets. Accordingly, the fund's foreign investments may be less liquid and their prices may be more volatile than comparable investments in securities of U.S. issuers. Foreign brokerage commissions and custodian fees are generally higher than in the U.S.

As a general matter, risk of loss is typically higher for issuers in emerging markets. Emerging market countries may have especially unstable governments, economies based on only a few industries and securities markets that trade a small number of securities. Securities of issuers located in these countries tend to have volatile prices and may offer significant potential for loss as well as gain.


Because the LVIP Delaware Foundation (Reg. TM) Aggressive Allocation Fund has a greater target percentage of assets allocated to foreign investments than the LVIP Delaware Foundation (Reg. TM) Moderate Allocation Fund and the LVIP Delaware Foundation (Reg. TM) Conservative Allocation Fund, it will be more susceptible to the risks associated with foreign investments. The LVIP Delaware Foundation (Reg. TM) Moderate Allocation Fund will be more susceptible to the risks associated with foreign investments than the LVIP Delaware Foundation (Reg. TM) Conservative Allocation Fund.


Global Real Estate Securities. Risk related to global real estate securities includes possible declines in the value of real estate, lack of availability of mortgage funds, overbuilding, extended vacancies of properties, property taxes and operating expenses, changes in zoning laws, environmental costs and liability damages from natural disasters, and changes in interest rates. Real estate investment trusts (REITs) are subject to substantial cash flow dependency, defaults, self-liquidation and the risk of failure to qualify for the free pass through of income. Investing in global real estate securities involves the additional risks of foreign investing which are not present when investing in U.S. real estate.

Exchange Traded Funds (ETFs). The risks of owning an ETF generally reflect the risks of owning the underlying securities they are designed to track, although lack of liquidity in an ETF could result in it being more volatile and ETFs have management fees that increase their costs.


Management and Organization

The fund's business and affairs are managed under the direction of their board of trustees. The board of trustees has the power to amend the fund's bylaws, to declare and pay dividends, and to exercise all the powers of the fund except those granted to the shareholders.

Manager of Managers: The fund employs a "manager of managers" structure. In this regard, the fund has received an exemptive order from the SEC (Release No. IC-27512) to permit the fund's investment adviser, without further shareholder approval, to enter into and materially amend the sub-advisory agreement with its sub-adviser upon approval of the Trust's Board of Trustees. The SEC order is subject to certain conditions. For example, within ninety days of the hiring of any new sub-adviser, shareholders will be furnished with information that would be included in a proxy statement regarding the new sub-adviser. Moreover, the fund's adviser will not enter into a sub-advisory agreement with any affiliated sub-adviser without shareholder approval. The adviser has ultimate responsibility (subject to Board oversight) to oversee the sub-adviser and to recommend their hiring, termination, and replacement.


Investment Adviser and Sub-Adviser: Lincoln Investment Advisors Corporation
(LIA) is the investment adviser to the fund. LIA is a registered investment adviser and wholly-owned subsidiary of Lincoln National Corporation (LNC). LIA's address is One Granite Place, Concord, NH 03301. LIA (or its predecessors) has served as an investment adviser to mutual funds for over 20 years.


LNC is a publicly-held insurance holding company organized under Indiana law. Through its subsidiaries, LNC provides, on a national basis, insurance and financial services.

The fund uses a sub-adviser who is responsible for the day-to-day management of the fund's securities investments. The fund's sub-adviser is paid out of the fees paid to the adviser.

The fund's investment adviser (with the effective advisory fee rate for the most recently completed fiscal year), sub-adviser and portfolio manager are shown below. The fund's SAI provides additional information about the portfolio manager's compensation, other accounts managed by the portfolio manager(s), and the portfolio manager's ownership of securities in the fund.


                                                                               9



Adviser                LIA (aggregate advisory fee paid to LIA for fiscal year ended December 31, 2009 was 0.65% of the fund's average net assets).
Sub-Adviser            Delaware Management Company (DMC). DMC and its predecessors have been managing mutual funds since 1938. As of December 31, 2009, DMC and its affiliates were managing in excess of $130 billion in assets in various institutional or separately managed investment company and insurance accounts. DMC is a series of Delaware Management Business Trust (DMBT), a Delaware statutory trust registered with the
                       SEC as an investment adviser. DMBT's address is 2005 Market Street, Philadelphia, Pennsylvania 19103.
                       DMBT is an indirect subsidiary of Delaware Management Holdings (DMH). DMH is an indirect subsidiary of Macquarie Group Limited.
Portfolio Manager(s)   A team consisting of Michael J. Hogan, Paul Grillo, Sharon Hill, Francis X. Morris and Babak (Bob) Zenouzi
                       are responsible for making the day-to-day investment decisions for the funds. Mr. Hogan is the lead mem-
                       ber of the team and has the authority to override any decision made by the team in his discretion. Mr.
                       Hogan, Executive Vice President, Chief Executive Officer and Head of Equity Investments, joined DMC in
                       2007. Mr. Hogan previously spent eleven years at SEI Investments, with the last three of those as the man-
                       aging director and global head of equity. Mr. Hogan graduated from the University of Delaware with bach-
                       elor's and master's degrees in economics. Mr. Grillo, Senior Vice President and Senior Portfolio Manager,
                       joined DMC in 1992. Mr. Grillo has been a SVP, Senior Portfolio Manager, most recently named a Co-CIO within the Fixed Income Division of DMC for the past five years. Mr. Grillo holds a bachelor's degree in business management from North Carolina State University and an MBA with a concentration in finance from Pace University. Ms. Hill, Senior Vice President and Senior Portfolio Manager, joined DMC in 2000 as a Senior Programmer/Analyst of Investment Systems. Ms. Hill has been the Head of Equity Quantitative
                       Research and Analytics at DMC for the past five years. Ms. Hill holds a bachelor's degree, with honors, in mathematics from the City University of New York, at Brooklyn College and a master's degree and Ph.D in mathematics from the University of Connecticut. Mr. Morris, Senior Vice President and Chief Investment
                       Officer - Core Equity, joined DMC in 1997. Mr. Morris has been the CIO of the Core Equity Team at DMC for the past five years. Mr. Morris holds a bachelor's degree from Providence College and an MBA from Wid-
                       ener University. Mr. Zenouzi, Senior Vice President and Senior Portfolio Manager, rejoined DMC in 2006 after having spent seven years as an analyst and portfolio manager with the firm and prior to leaving to work at Chartwell Investment Partners, where from 1999 to 2006 he was a partner and senior portfolio manager. Mr. Zenouzi has a master's degree in finance from Boston College and a bachelor's degree from
                       Babson College. Mr. Hogan and Mr. Grillo are CFA charterholders.


The fund may have a name, investment objective and investment policy that is very similar to certain publicly available mutual funds that are managed by the same sub-adviser. The fund will not have the same performance as those publicly available mutual funds. Different performance will result from many factors, including, but not limited to, different cash flows into and out of the fund, different fees, and different asset levels.

A discussion regarding the basis for the Trust's Board of Trustees approving the investment advisory and sub-advisory contracts for the fund is available in the annual report to shareholders for the twelve month period ended December 31, 2009 or the semi-annual report to shareholders for the six month period ended June 30, 2009.


Pricing of Fund Shares

The fund determines its net asset value per share (NAV) as of close of regular trading (normally 4:00 p.m., New York time) on the New York Stock Exchange
(NYSE) on each day the NYSE is open for trading. The fund determines its NAV by:
  o adding the values of all securities investments and other assets;
  o subtracting liabilities (including dividends payable); and
  o dividing by the number of shares outstanding.

The fund's securities may be traded in other markets on days when the NYSE is closed. Therefore, the fund's NAV may fluctuate on days when you do not have access to the fund to purchase or redeem shares.

The fund typically values its securities investments as follows:
  o equity securities, at their last sale prices on national securities exchanges or over-the-counter, or, in the absence of recorded sales, at the mean between the bid and asked prices on exchanges or over-the-counter; and
  o U.S. Government and Agency securities, at the mean between the bid and asked prices, and other debt securities, at the price established by an independent pricing service.

In certain circumstances, the fund may value its portfolio securities at fair value as estimated in good faith under procedures established by the fund's board of trustees. When the fund uses fair value pricing, it may take into account any factors it deems appropriate. The price of securities used by the fund to calculate its NAV may differ from quoted or published prices for the same securities. Fair value pricing may involve subjective judgments, and it is possible that the fair value determined for a security is materially different than the value that could be realized upon the sale of that security.


10

The fund anticipates using fair value pricing for securities primarily traded on U.S. exchanges only under very limited circumstances, such as the unexpected early closing of the exchange on which a security is traded or suspension of trading in the security. The fund may use fair value pricing more frequently for securities primarily traded in non-U.S. markets because, among other things, most foreign markets close well before the fund values its securities, normally at 4:00 p.m. Eastern time. The earlier close of these foreign markets gives rise to the possibility that significant events, including broad market moves, may have occurred in the interim. To account for this, the fund may frequently value many foreign equity securities using fair value prices based on third party vendor modeling tools to the extent available.


Purchase and Sale of Fund Shares

The fund sells its shares directly or indirectly to The Lincoln National Life Insurance Company (Lincoln Life), Lincoln Life & Annuity Company of New York
(LNY), and other insurance companies. The insurance companies hold the fund shares in separate accounts (variable accounts) that support various variable annuity contracts and variable life insurance contracts.

The fund sells and redeems its shares, without charge, at their NAV next determined after the fund or its agent receives a purchase or redemption request. The value of shares redeemed may be more or less than original cost.

The fund normally pays for shares redeemed within seven days after the fund receives the redemption request. However, a fund may suspend redemption or postpone payment for any period when (a) the NYSE closes for other than weekends and holidays; (b) the SEC restricts trading on the NYSE; (c) the SEC determines that an emergency exists, so that a fund's disposal of investment securities, or determination of net asset value is not reasonably practicable; or (d) the SEC permits, by order, for the protection of fund shareholders.


LIA and its affiliates, including Lincoln Financial Distributors, Inc. ("LFD") and/or the fund's sub-adviser, may pay additional compensation (at their own expense and not as an expense of the fund) to certain affiliated or unaffiliated brokers, dealers, or other financial intermediaries (collectively, "financial intermediaries") in connection with the sale or retention of fund shares or insurance products that contain the fund and/or shareholder servicing ("distribution assistance"). The level of payments made to a qualifying financial intermediary in any given year will vary. To the extent permitted by SEC and FINRA rules and other applicable laws and regulations, LFD may pay or allow its affiliates to pay other promotional incentives or payments to financial intermediaries.


If a mutual fund sponsor, distributor or other party makes greater payments to your financial intermediary for distribution assistance than sponsors or distributors of other mutual funds make to your financial intermediary, your financial intermediary and its salespersons may have a financial incentive to favor sales of shares of the mutual fund complex making the higher payments over another mutual fund complex or over other investment options. You should consult with your financial intermediary and review carefully any disclosure provided by such intermediary as to compensation it receives in connection with investment products it recommends or sells to you. In certain instances, the payments could be significant and may cause a conflict of interest for your financial intermediary. Any such payments will not change the net asset value or the price of the fund's shares, as such payments are not made from fund assets.

For more information, please see the Statement of Additional Information.


Market Timing

Frequent, large, or short-term transfers among the funds, such as those associated with "market timing" transactions, may adversely affect the funds and their investment returns. Such transfers may dilute the value of fund shares, interfere with the efficient management of the fund's portfolio, and increase brokerage and administrative costs of the funds. As a result, the funds discourage such trading activity. The risks of frequent trading are more pronounced for funds investing a substantial percentage of assets in overseas markets. This is due to the time differential in pricing between U.S. and overseas markets, which market timers attempt to use to their advantage. As an effort to protect our fund investors and the funds from potentially harmful trading activity, we utilize certain market timing policies and procedures that have been approved by the fund's board of trustees (the "Market Timing Procedures").

The fund reserves the right to reject or restrict any purchase order (including exchanges) from any investor. The fund will exercise this right if, among other things, an investor's trading, in the judgment of the fund, has been or may be disruptive to any fund. In making this judgment, a fund may consider trading done in multiple accounts under common ownership or control.

The fund has entered into an agreement with each insurance company that holds fund shares to help detect and prevent market timing in the fund's shares. The agreement generally requires such insurance company to (i) provide, upon request by the fund, certain identifying and account information regarding contract owners who invest in fund shares through the omnibus account; and (ii) execute instructions from the fund to restrict further purchases or exchanges of fund shares by a contract owner who the fund has identified as a market timer.

The fund may rely on frequent trading policies established by insurance companies that hold shares of the fund in separate accounts to support the insurance contracts. In the event the fund detects potential market timing, the fund will contact the applicable insurance company. In addition to any action taken by the applicable insurance company in response to such market timing activity, the fund may request that the insurance company take additional action, if appropriate, based on the particular circumstances.


                                                                              11

Fund investors seeking to engage in frequent, large, or short-term transfer activity may deploy a variety of strategies to avoid detection. Our ability to detect and deter such transfer activity may be limited by operational systems and technological limitations. The identification of fund investors determined to be engaged in such transfer activity that may adversely affect other fund investors involves judgments that are inherently subjective.

As a result of these noted limitations, there is no guarantee that the fund will be able to identify possible market timing activity or that market timing will not occur in the fund. If we are unable to detect market timers, you may experience dilution in the value of your fund shares and increased brokerage and administrative costs in the fund. This may result in lower long-term returns for your investments.

In our sole discretion, we may revise our Market Timing Procedures at any time without prior notice as necessary to better detect and deter frequent, large, or short-term transfer activity to comply with state or federal regulatory requirements, and/or to impose additional or alternate restrictions on market timers (such as dollar or percentage limits on transfers). We also reserve the right to implement and administer redemption fees imposed by the fund in the future.

Insurance company sponsors of your contract may impose transfer limitations and other limitations designed to curtail market timing. Please refer to the prospectus and SAI for your variable annuity or variable life contract for details.


Portfolio Holdings Disclosure


A description of the fund's policies and procedures with respect to the disclosure of the fund's portfolio securities is available in the fund's Statement of Additional Information.



Share Classes and Distribution Arrangements


Each fund offers two classes of shares: the Standard Class and the Service Class. The two classes of shares are identical, except that Service Class shares are subject to a distribution (Rule 12b-1) fee, which has been adopted pursuant to a distribution and service plan (the Plan). The Trust offers shares of beneficial interest to insurance companies for allocation to certain of their variable contracts. The Trust pays the Trust's principal underwriter, Lincoln Financial Distributors, Inc. (LFD) out of the assets of a Service Class, for activities primarily intended to sell Service Class shares or variable contracts offering Service Class shares. LFD pays each third party for these services pursuant to a written agreement with that third party.


The 12b-1 fee may be adjusted by the Trust's board of trustees from time to time. These fees are paid out of the assets of the respective class on an on-going basis, and over time will increase the cost of your investment and may cost you more than when you pay other types of sales charges.


Distribution Policy and Federal Income Tax Considerations

The fund's policy is to distribute substantially all of its net investment income and net realized capital gains each year to its shareholders. The fund may distribute net realized capital gains only once a year. Dividends and capital gain distributions will be automatically reinvested in additional fund shares of the same class of the fund at no charge.


Since all the shares of the fund are owned directly or indirectly by Lincoln Life, LNY and other insurance companies, this prospectus does not discuss the federal income tax consequence at the shareholder level. For information concerning the federal income tax consequences to owners of variable annuity contracts or variable life insurance contracts (contract owners), see the prospectus for the variable account.



12

Financial Highlights


The financial highlights table is intended to help you understand the financial performance of each fund's Service Class shares since their inception. Certain information reflects financial results for a single fund share. Total investment return is based on the change in net asset value of a share during the period and assumes reinvestment of dividends and distributions at net asset value. Total investment return reflects any waivers and payment of fees by the manager, as applicable. If this is the case, performance would have been lower had the expense limitation not been in effect. This table does not reflect any variable contract expenses. If variable contract expenses were included, the expenses shown would be higher. This information has been audited by Ernst & Young LLP, Independent Registered Public Accounting Firm, whose report, along with each fund's financial statements, is included in the annual report, which is available upon request.



                                                         LVIP Delaware Foundation Conservative Allocation Fund Service
                                                                                   Class1,2
                                                                                  Year Ended
                                                         12/31/2009   12/31/2008   12/31/2007   12/31/2006   12/31/2005
                                                        ------------ ------------ ------------ ------------ -----------
Net asset value, beginning of period...................                $ 16.899     $ 16.946     $ 15.699    $ 15.386
Income (loss) from investment operations:
Net investment income (loss)...........................                   0.297        0.372        0.326       0.265
Net realized and unrealized gain (loss) on investments                   (4.557)       0.352        1.283       0.383
                                                        ------------   --------     --------     --------    --------
Total from investment operations.......................                  (4.260)       0.724        1.609       0.648
                                                        ------------   --------     --------     --------    --------
Less dividends and distributions from:
Net investment income..................................                  (0.295)      (0.376)      (0.362)     (0.335)
Net realized gain on investments.......................                  (1.503)      (0.395)           -           -
                                                        ------------   --------     --------     --------    --------
Total dividends and distributions......................                  (1.798)      (0.771)      (0.362)     (0.335)
                                                        ------------   --------     --------     --------    --------
Net asset value, end of period.........................                $ 10.841     $ 16.899     $ 16.946    $ 15.699
                                                        ############   ########     ########     ########    ########
Total return...........................................                  (27.21%)       4.32%       10.30%       4.23%
Ratios and supplemental data:
Net assets, end of period (000's omitted)..............                $ 46,811     $ 74,799     $  2,059    $  1,016
Ratio of expenses to average net assets................                    0.87%        0.73%        0.75%       0.76%
Ratio of net investment income (loss) to average net
 assets................................................                    2.04%        2.13%        2.00%       1.71%
Portfolio turnover.....................................                     116%         174%         143%         92%

1 The average shares outstanding method has been applied for per share information.

2 Total investment return is based on the change in net asset value of a share during the period and assumes reinvestment of dividends and distributions at net asset value.

                                                                              13

General Information
You may examine the registration statements for this fund at the SEC in Washington, D.C. Statements made in the prospectus about any variable annuity contract, variable life insurance contract, or other document referred to in a contract, are not necessarily complete. In each instance, we refer you to the copy of that contract or other document filed as an exhibit to the related registration statement. We qualify each statement in all respects by that reference.

The use of the fund by both annuity and life insurance variable accounts is called mixed funding. Due to differences in redemption rates, tax treatment, or other considerations, the interests of contract owners under the variable life accounts may conflict with those of contract owners under the variable annuity accounts. Violation of the federal tax laws by one variable account investing in the fund could cause the contracts funded through another variable account to lose their tax-deferred status, unless remedial action was taken. The fund's board of trustees will monitor for any material conflicts and determine what action, if any, the fund or a variable account should take.

A conflict could arise that requires a variable account to redeem a substantial amount of assets from the fund. The redemption could disrupt orderly portfolio management to the detriment of those contract owners still investing in the fund. Also, the fund could determine that it has become so large that its size materially impairs investment performance. The fund would then examine its options.


You can find additional information in the fund's statement of additional information (SAI), which is on file with the SEC. The fund incorporates its SAI, dated April 30, 2010, into its prospectus. The fund will provide a free copy of its SAI upon request.


You can find further information about the fund's investments in the fund's annual and semi-annual reports to shareholders, when available. The annual report discusses the market conditions and investment strategies that significantly affected the fund's performance during its last fiscal year. The fund will provide a free copy of its annual and semi-annual report upon request, when available.

The Trust will issue unaudited semi-annual reports showing current investments and other information; and annual financial statements audited by the Trust's independent auditors. For an SAI, annual or semi-annual report, either write The Lincoln National Life Insurance Company, P.O. Box 2340, Fort Wayne, Indiana 46801, or call 1-800-4LINCOLN (454-6265). Also call this number to request other information about the fund, or to make inquiries. The Trust does not maintain an internet website.

You can review and copy information about the fund (including the SAI) at the SEC's public reference room in Washington, D.C. You can get information on the operation of the public reference room by calling the SEC at 1-202-551-8090. You can also get reports and other information about the fund on the EDGAR Database on the SEC's Internet site at http://www.sec.gov. You can get copies of this information, after paying a duplicating fee, by writing the SEC Public Reference Section, Washington, D.C. 20549-0102, or by electronic request at the following e-mail address: publicinfo@sec.gov.


                            SEC File No: 811-08090

                Lincoln Variable Insurance Products Trust


                     LVIP Delaware Foundation (Reg. TM) Moderate Allocation
                Fund



                Service Class


                1300 South Clinton Street
                Fort Wayne, Indiana 46802


                Prospectus April 30, 2010





The fund is a series of the Lincoln Variable Insurance Products Trust (referred to as "fund"). Shares of the fund are currently offered only to separate accounts that fund variable annuity and variable life insurance contracts of The Lincoln National Life Insurance Company, its affiliates, and third-party insurance companies. You cannot purchase shares of the fund directly. This prospectus discusses the information about the fund that you should know before choosing to invest your contract assets in the fund.




As with all mutual funds, the Securities and Exchange Commission (SEC) has not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
-------------------------------------------------------------------------------

We have not authorized any dealer, salesperson, or any other person to give any information, or to make any representation, other than what this prospectus states.

Table of Contents




Item                                                         Page
Summary Section                                               1
 Investment Objective                                         1
 Fees and Expenses                                            1
   Shareholder Fees                                           1
   Annual Fund Operating Expenses                             1
   Expense Example                                            1
   Portfolio Turnover                                         1
 Principal Investment Strategies                              2
 Principal Risks                                              2
 Fund Performance                                             4
 Investment Adviser and Sub-Adviser                           4
 Payments to Insurance Companies and their Affiliates         5
Investment Objective and Strategies                           6
Investment Risks                                              8
Management and Organization                                   9
Pricing of Fund Shares                                       10
Purchase and Sale of Fund Shares                             11
Market Timing                                                11
Portfolio Holdings Disclosure                                12
Share Classes and Distribution Arrangements                  12
Distribution Policy and Federal Income Tax Considerations    12
Financial Highlights                                         13




LVIP Delaware Foundation (Reg. TM) Moderate Allocation Fund

(Service Class)

Investment Objective
The investment objective of the LVIP Delaware Foundation (Reg. TM) Moderate Allocation Fund (fund) is to seek capital appreciation with current income as a secondary objective.


Fees and Expenses


The following table describes the fees and expenses that are incurred if you buy, hold, or sell Service Class shares of the funds. This table does not reflect any variable contract expenses. If variable contract expenses were included, the expenses shown would be higher.





Shareholder Fees (fees paid directly from your investment)
 Sales Charge (Load) Imposed on Purchases                                                         N/A
 Deferred Sales Charge (Load)                                                                     N/A
 Maximum Sales Charge (Load) Imposed on Reinvested Dividends                                      N/A
 Redemption Fee                                                                                   N/A
 Exchange Fee                                                                                     N/A
 Account Maintenance Fee                                                                          N/A
Annual Fund Operating Expenses (fees that you pay each year as a percentage of the value of your
investment)
 Management Fee                                                                                      0.75%
 Distribution and/or Service (12b-1 fees)                                                            0.25%
 Other Expenses                                                                                      0.41%
 Acquired Fund Fees and Expenses (AFFE)                                                              0.03%
 Total Annual Fund Operating Expenses                                                                1.44%
 Less Fee Waiver and Expense Reimbursement                                                          (0.43%)1,2
 Net Expenses (including AFFE)                                                                       1.01%



1 Lincoln Investment Advisors Corporation (LIA) has contractually agreed to waive the following portion of its advisory fee for the fund: 0.10% of average daily net assets of the fund. The fee waiver will continue at least through April 30, 2011 and renew automatically for one-year terms unless the adviser provides written notice of termination to the funds.


2 LIA has contractually agreed to reimburse each funds' Service Class to the extent that the funds' Total Annual Fund Operating Expenses (excluding underlying fund fees and expenses) exceed 0.98% of average daily net assets. The agreement will continue at least through April 30, 2011 and renew automatically for one-year terms unless the adviser provides written notice of termination to the fund.


Expense Example



The following examples help you compare the cost of investing in the fund with the cost of investing in other mutual funds. The examples illustrate the hypothetical expenses that you would incur over the time periods indicated if you invest $10,000 in the fund's shares. The examples also assume that the Foundation Funds provide a return of 5% a year and that operating expenses remain the same. These examples reflect the net operating expenses with expense waivers for the one-year contractual period and the total operating expenses without expense waivers for years two through ten. Your actual costs may be higher or lower than this example. These examples do not reflect any variable contract expenses. If variable contract expenses were included, the expenses shown would be higher. The results apply whether or not you redeem your investment at the end of the given period.




 1 year   3 years   5 years   10 years
-------- --------- --------- ---------
   $103     $413      $746    $1,687

Portfolio Turnover


The fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs. These costs, which are not reflected in annual fund operating expenses or in the expense example, affect the fund's performance. During the most recent fiscal year, the fund's portfolio turnover rate was 00% of the average value of its portfolio.



LVIP Delaware Foundation (Reg. TM) Moderate Allocation Fund                  1

Principal Investment Strategies


The fund is a "target risk fund", which bases its asset allocation around a level of risk consistent with the fund's investment objective. The fund invests in a diversified portfolio of securities of different asset classes and investment styles as it strives to attain its objective. By allocating the investments across several different asset classes and investment styles, the fund offers broad diversification while seeking to achieve its investment objective.


The following table shows the target allocation and allowable ranges (based on percentage of net assets) that the fund expects to invest in for each asset class. Allocations for each asset class may vary within the allowable ranges from the target percentages set for the fund.


                                     LVIP Delaware Foundation (Reg.
                                      TM) Moderate Allocation Fund
                                    --------------------------------
Asset Class                          Target Allocation     Ranges
----------------------------------- ------------------- ------------
  U.S. Equity......................           30%       10 - 40%
  International Equity.............         22.5%       10-40%
  Emerging Markets.................          7.5%        0 - 15%
  Global Real Estate...............            0%        0 - 15%
  Bonds............................           38%       20 - 50%
  Cash Equivalents.................            2%        0 - 15%


An active allocation approach is used when selecting investments for the fund. The sub-adviser has the flexibility to determine the level of investment in each asset class within the allowable range. Within each asset class the sub-advisor has flexibility to select the approximate investment styles for investment. Descriptions of the primary investment styles utilized for the fund within each asset class are listed below:


U.S. Equity Large Cap Core: large-sized companies evaluated based on both growth potential and value.

U.S. Equity Mid and Large Cap Growth: medium and large-sized companies expected to grow faster than the U.S. economy.

U.S. Equity Large Cap Value: large-sized companies believed to be undervalued with long-term capital appreciation potential.


International Equity Value: equity securities in any foreign country believed to be undervalued with capital appreciation potential.


International Equity Growth: equity securities in any foreign country believed to provide growth potential (includes exchange traded funds).

Emerging Markets: stocks of companies from an emerging country with economies believed to be developing strongly.


Fixed Income (bonds and cash equivalents): fixed income securities principally among the U.S. Investment Grade, U.S. High Yield International Developed Markets and Emerging Markets sectors. The sub-adviser may invest up to 50% of the assets allocated to this investment sleeve in high yield bonds (aka "junk bonds").

Lincoln Investment Advisors Corporation (LIA) serves as the investment adviser to the fund. Day-to-day management of the fund's securities investments has been sub-advised to Delaware Management Company (DMC), which is a wholly-owned subsidiary of the Macquarie Group, Inc.

Investments in the LVIP Delaware Foundation (Reg. TM) Moderate Allocation Fund are not and will not be deposits with or liabilities of Macquarie Bank Limited ABN 46 008 583 542 and its holding companies, including their subsidiaries or related companies (the "Macquarie Group"), and are subject to investment risk, including possible delays in repayment and loss of income and capital invested. No Macquarie Group company guarantees or will guarantee the performance of the fund, the repayment of capital from the fund, or any particular rate of return.



Principal Risks

All mutual funds carry a certain amount of risk. Accordingly, loss of money is a risk of investing in the fund. Here are specific principal risks of investing in the fund.

 o Market Risk: Prices of securities held by the fund may fall. As a result, your investment may decline in value and you could lose money.
 o Asset Allocation Risk: The fund maintains an asset allocation strategy and the amount invested in various asset classes of securities may change over time. The fund is subject to the risk that the fund may allocate assets to an asset class that underperforms other asset classes.

 o Growth Stocks Risks: Growth stocks are typically more volatile than value stocks. The growth style may, over time, go in and out of favor. At times when the growth investing style is out of favor, the fund may underperform other equity funds that use different investment styles.



2  LVIP Delaware Foundation (Reg. TM) Moderate Allocation Fund


 o Value Stocks Risk: Value stocks may never reach what is believed to be their full value, or may even go down in price. Value stocks tend to shift in and out of favor depending on market conditions, and as a result the fund's performance my sometimes be lower than that of other types of funds.

 o Medium-Cap Companies Risk: Investments in medium-cap companies may be subject to more abrupt market movements and may involve greater risks than investments in larger companies. Medium-cap company stocks generally trade less frequently and in lower volumes, and the fund may experience difficulty closing out positions at prevailing market prices.
 o Interest Rate Risk: The value of debt obligations will typically fluctuate with interest rate changes. These fluctuations can be greater for debt obligations with longer maturities. When interest rates rise, debt obligations will generally decline in value and you could lose money as a result.
 o Credit Risk: Credit risk is the risk that the issuer of the debt obligation will be unable to make interest or principal payments on time. A decrease in an issuer's credit rating may cause a decline in the value of the debt obligations held.
 o Below Investment Grade Bonds: Investing in below investment grade bonds, including high yield bonds ("junk bonds"), entails greater risk of principal loss than the risk involved in investment grade bonds. These bonds are often considered speculative and involve significantly higher credit risk. The value of these bonds may fluctuate more than the value of higher-rated debt obligations, and may decline significantly in periods of general economic difficulty or periods of rising interest rates.

 o Foreign Securities Risk: Foreign currency fluctuations and economic or financial instability could cause the value of the fund's foreign investments to fluctuate. Investing in foreign stocks or debt obligations involves the risk of loss from foreign government or political actions. Investing in foreign securities also involves risks resulting from the reduced availability of public information. Foreign investments may be less liquid and their prices more volatile than comparable investments in securities of U.S. issuers.
 o Emerging Markets Risk: Risk of loss is typically higher for issuers in emerging markets. Emerging market countries may have especially unstable governments, economies based on only a few industries and securities markets that trade a small number of securities. Investments located in emerging markets tend to have volatile prices and may offer significant potential for loss as well as gain.

 o Exchange-Traded Funds Risk: The risks of exchange traded funds (ETFs) generally reflect the risks of owning the underlying securities they are designed to track, although lack of liquidity in an ETF could result in it being more volatile and ETFs have management fees that increase their costs.


LVIP Delaware Foundation (Reg. TM) Moderate Allocation Fund                  3

Fund Performance


The following bar chart and table provide some indication of the risks of choosing to invest your contract assets in the fund. The information shows: (a) changes in the performance of the fund's Service Class from year to year; and
(b) how the average annual returns of the fund's Service Class for one year, five year and lifetime periods compare with those of a broad measure of market performance. Please note that the past performance of the fund is not necessarily an indication of how the fund will perform in the future. Further, the returns shown do not reflect variable contract expenses. If variable contract expenses were included, the returns shown would be lower.


[GRAPHIC OMITTED]







[CHART]
Annual Total Return
2001                2002          2003      2004     2005     2006      2007     2008        2009
(7.76%)              (16.40%)     18.90%    5.55%    3.51%    15.88%    0.05%    (21.98%)    21.55%







During the periods shown in the above chart, the fund's highest return for a quarter occurred in the fourth quarter of 2001 at: 15.47%.

The fund's lowest return for a quarter occurred in the third quarter of 2001 at: (16.97%).



                                                                     Average Annual Total Return
                                                                     For periods ended 12/31/08
                                                               ---------------------------------------
                                                                   1 year       5 years     Lifetime*
                                                               ------------- ------------ ------------
  LVIP Delaware Foundation (Reg. TM) Moderate Allocation Fund
                                               Standard Class      (21.98%)      (0.24%)      (0.91%)
                                              S&P 500 Index**      (37.00%)      (2.19%)      (3.45%)
                Barclays Capital U.S. Aggregate Bond Index***        5.24%        4.65%        6.46%
                                       Moderate Composite****      (25.33%)       2.85%        2.40%

*  Returns are calculated from the inception date, May 1, 2000.

** The S&P 500 Index measures the performance of 500 mostly large-cap stocks weighted by market value, and its often used to represent performance of the U.S. stock market.

*** The Barclays Capital U.S. Aggregate Bond Index is composed of securities from the Barclays Capital Government/Credit Index, the Mortgage-Backed Securities Index, and the Asset-Backed Securities Index.

**** The Moderate Composite is an unmanaged index compiled by the LIA, the fund's adviser. The Moderate Composite is constructed as follows: 38% Barclays Capital Global Aggregate Index, 13.5% MSCI EAFE Value Index, 9% Russell 1000 Growth Index, 9% Russell 1000 Value Index, 9% MSCI EAFE Growth Index, 7.5% Russell 1000 Index, 7.5% MSCI Emerging Markets Index, 4.5% Russell 2000 Index, and 2% Citigroup 3-month T-Bill Index.



When comparing the fund's performance to that of the indices, you should note that the fund generally invests the largest amount in U.S. stocks and debt obligations, but the amount invested in any one category, or in the securities of U.S. or foreign issuers, varies. The fund uses the Moderate Composite to evaluate the success of the fund's investment strategy.



Investment Adviser and Sub-Adviser

Investment Adviser: Lincoln Investment Advisors Corporation

Investment Sub-Adviser: Delaware Management Company



Portfolio Manager(s)   Company Title                                                      Experience w/Fund
---------------------- ------------------------------------------------------------------ ------------------
Michael J. Hogan       Executive Vice President, Chief Executive Officer and Head of
                       Equity Investments                                                 Since May 2009
Paul Grillo            Senior Vice President and Senior Portfolio Manager                 Since May 2009
Sharon Hill            Vice President and Senior Portfolio Manager                        Since May 2009
Francis X. Morris      Senior Vice President and Chief Investment Officer - Core Equity   Since May 2009
Babak (Bob) Zenouzi    Senior Vice President and Senior Portfolio Manager                 Since May 2009

4  LVIP Delaware Foundation (Reg. TM) Moderate Allocation Fund

Payments to Insurance Companies and their Affiliates


Shares of the fund are available only through the purchase of variable contracts issued by certain life insurance companies. Parties that are related to the fund (such as the fund's principal underwriter or investment adviser) may pay such insurance companies (or their related companies) for the sale of shares of the fund and related services. Such insurance companies (or their related companies) may pay broker-dealers or other financial intermediaries (such as banks) for the sale and retention of variable contracts which offer fund shares. When received by an insurance company, such payments may be a factor that the insurance company considers in including a fund as an investment option in its variable contracts. The prospectus or other disclosure document for the variable contracts may contain additional information about these payments.


LVIP Delaware Foundation (Reg. TM) Moderate Allocation Fund                  5


Investment Objective and Strategies

The investment objective of the LVIP Delaware Foundation (Reg. TM) Moderate Allocation Fund (fund) is to seek capital appreciation with current income as a secondary objective. The objective is non-fundamental and may be changed without shareholder approval. The fund is a "target risk fund", which bases its asset allocation around a specified level of risk with a corresponding variation of income and growth.


From the most conservative (LVIP Delaware Foundation (Reg. TM) Conservative Allocation Fund) to the moderate (LVIP Delaware Foundation (Reg. TM) Moderate Allocation Fund) to the most aggressive (LVIP Foundation (Reg. TM) Delaware Aggressive Allocation Fund), each Foundation (Reg. TM) Fund invests in a diversified portfolio of securities of different asset classes and investment styles as it strives to attain its objective(s). By allocating the investments across several different asset classes and investment styles, each of the Foundation (Reg. TM) Funds offers broad diversification while seeking to achieve its investment objective.


The following table shows the target allocation and allowable ranges (based on percentage of net assets) that the fund expects to invest in for each asset class. Allocations for each asset class may vary within the allowable ranges from the target percentages set for the fund.




                                    LVIP Delaware Foundation (Reg.
                                    TM) Moderate Allocation Fund
                                    -----------------------------
Asset Class                          Target Allocation    Ranges
----------------------------------- ------------------- ---------
  U.S. Equity......................           30%       10 - 40%
  International Equity.............         22.5%       10 - 40%
  Emerging Markets.................          7.5%        0 - 15%
  Global Real Estate...............            0%        0 - 15%
  Bonds............................           38%       20 - 50%
  Cash Equivalents.................            2%        0 - 15%

An active allocation approach is used when selecting investments for the fund. The sub-adviser has the flexibility to determine the level of investment in each asset class within the allowable range. In setting the asset allocation strategy for the fund, the sub-adviser focuses on three key factors:
  o the returns and risk associated with different asset classes;
  o the correlation between different asset classes (their tendency to move up or down together); and
  o the changing universe of global investment opportunities.

This information is used to determine how much of the fund will be allocated to each asset class within the allowable range. Within each asset class, the sub-adviser has flexibility to select the appropriate investment styles for investment. Descriptions of the investment styles within each asset class are listed below:


U.S. EQUITY ASSET CLASS

U.S. Large Cap Core

The large cap core investment sleeve (style) employs a bottom-up security selection utilizing quantitative data, fundamental research, and risk control to evaluate stocks based on both growth potential and value. The manager also considers factors such as business conditions in the company's industry and its competitive position in that industry. The large cap core investment sleeve will generally invest primarily in common stock of companies with market capitalizations of at least $2 billion at the time of purchase.

U.S. Mid and Large Cap Growth

The mid and large cap growth investment sleeve (style) invests primarily in common stocks, generally in medium and large-size companies that are expected to grow faster than the U.S. economy. Medium and large-sized companies generally have market capitalizations exceeding $1 billion. Using a bottom up approach, the manager looks for companies that are believed to have the potential for increased market share, dominant business models and strong free cash flow generation, and demonstrate operational efficiencies.

U.S. Large Cap Value

The large cap value investment sleeve (style) invests primarily in securities of large-capitalization companies that are believed to have long-term capital appreciation potential. Companies in the "large cap value" category generally are within the market capitalization range of the Russell 1000 (Reg. TM) Value Index (as of 12/31/08, the market capitalization range of this index was $24 million to $421.8 billion). A value-oriented investment philosophy is followed in selecting stocks for the portfolio using a research-intensive approach that considers factors such as 1) a security price that reflects a market valuation that is judged to be below the estimated present or future value of the company; 2) favorable earnings prospects and dividend yield potential; and 3) the financial condition of the issuer.

U.S. Small Cap Core

6

Stocks of small companies are identified that are believed offer above average opportunities for long-term appreciation based on 1) attractive valuations; 2) growth prospects; and 3) strong cash flow. Companies in the "small cap core" category generally are within the market capitalization range of the Russell 2000 (Reg. TM) Index (as of 12/31/08, the market capitalization range of this index was $7 million to $3.3 billion). The small cap core investment sleeve (style) employs a bottom-up security selection utilizing quantitative data, fundamental research, and risk control to evaluate stocks based on both growth potential and value.


INTERNATIONAL EQUITY ASSET CLASS

International Value Equity

The international value investment sleeve (style) uses a value strategy, investing in equity securities which provide the potential for capital appreciation. The portfolio may purchase securities in any foreign country (developed or emerging) and seeks companies that are expected to perform well over the next three to five years.

International Growth

The international growth investment sleeve (style) uses a growth strategy that seeks to invest primarily in equity securities that provide the potential for capital appreciation. The manager may purchase securities in any foreign, developed or emerging country. In pursuing the investment strategy, the manager may invest in individual companies or in exchange traded funds that utilize an international growth investment style.


EMERGING MARKETS ASSET CLASS

Emerging Markets

The emerging markets investment style (sleeve) focuses on stocks of companies considered to be from an emerging country. An "emerging country" is considered to be 1) generally recognized as an emerging country by the international financial community including the World Bank and the International Finance Corporation; 2) classified by the United Nations as developing; or 3) included in the International Finance Corporation Free Index or the MSCI Emerging Markets Index. The manager focuses on investing in emerging countries which have economies that are believed to be developing strongly and markets that are becoming more sophisticated. The manager additionally focuses on investments believed to be trading at a discount to intrinsic value.


GLOBAL REAL ESTATE ASSET CLASS

Global Real Estate Securities

The global real estate securities sleeve (style) invests in securities issued by U.S. and non-U.S. companies in the real estate sector. A company in the real estate sector generally derives at least 50% of its revenue from real estate or has at least 50% of its assets in real estate. Assets will be allocated among real estate companies in various regions and countries throughout the world, including the U.S. and developed, developing and emerging market non-U.S. countries. The portfolio's investment strategy is based on both a top-down and bottom-up assessment of countries and specific markets. A real estate company's financials, cash flow, dividend growth rates, and management strategy are also evaluated in selecting the portfolio's investments.


FIXED INCOME (BONDS AND CASH EQUIVALENTS) ASSET CLASS

Diversified Fixed Income

The fixed income investment sleeve (style) allocates its investments principally among the U.S. Investment Grade, U.S. High Yield, International Developed Markets, and Emerging Markets sectors. The manager analyzes economic and market conditions to identify the sector(s) that offer the best investment opportunities. The manager will determine the amount of assets allocated to each of the four sectors based on this analysis of economic and market conditions, and on an assessment of the returns and potential for appreciation from each sector. Assets allocated to the investment grade sector will invest principally in debt obligations issued or guaranteed by the U.S. government, its agencies or instrumentalities, and by U.S. corporations. Assets allocated to the domestic high yield sector will be primarily in those high yield bonds (aka "junk bonds") having a liberal and consistent yield and those tending to reduce the risk of market fluctuations. The manager may invest up to 50% of the assets allocated to the fixed income investment sleeve in high yield bonds. Assets allocated to the international developed markets sector will be primarily in fixed income securities of issuers organized or having a majority of their operating income in international developed markets. Assets allocated to the emerging markets sector may be made in fixed income securities of issuers in any foreign country, developed and underdeveloped. Fixed income securities in the international developed markets sector and the emerging markets sector may include securities issued by foreign governments, debt obligations of foreign companies, and securities issued by supranational entities. A supranational entity is an entity established or financially supported by the national governments of one or more countries to promote reconstruction or development.

Cash equivalents may include: 1) time deposits, certificates of deposit, and bankers acceptances issued by a U.S. commercial bank; 2) commercial paper of the highest quality rating; 3) short-term debt obligations with the highest quality rating; 4) U.S. government securities; and 5) repurchase agreements collateralized by those instruments.


                                                                               7

In response to market, economic, political or other conditions, a fund may temporarily use a different investment strategy for defensive purposes. If a fund does so, different factors could affect fund performance and the fund may not achieve its investment objective.



Investment Risks


Asset allocation risk is the risk that the fund may allocate assets to an asset class that underperforms other asset classes. For example, the fund may be overweighted in equity securities when the stock market is falling and the fixed income market is rising. Therefore, the value of the fund's shares held under your contract depends on:
  o the performance of each asset class and sub-class (where applicable); and
  o the amount of the fund's total assets invested in each asset class and sub-class (where applicable).

Accordingly, the value of the fund's shares may be negatively affected if:
  o the securities in one of the fund's asset classes or sub-classes do not perform as well as securities in the other asset classes or sub-class;
  o the fund invests large amounts in an asset class or sub-class that does not perform as well as the other asset classes or sub-class and
  o when selecting asset classes and sub-classes of investment, poor timing causes the fund to suffer losses or miss gains generated in a specific asset class or sub-class.


Equity Investments (Stocks). Investing in securities involves the risk that the value of the securities purchased will fluctuate. These fluctuations could occur for a single company, an industry, a sector of the economy, or the stock market as a whole. These fluctuations could cause the value of the fund's securities to fluctuate and therefore, the value of the shares held under your contract could fluctuate, and you could lose money.


Some of the investment styles may invest in the securities of medium and small-sized, less mature, lesser-known companies, which may involve greater risks than those normally associated with larger, more mature, well-known companies. The stock of companies with medium and small stock market capitalizations may trade less frequently and in limited volume. Medium and small-sized companies also may have less certain prospects for growth and greater sensitivity to changing economic conditions.


Because the LVIP Delaware Foundation (Reg. TM) Aggressive Allocation Fund has a greater target percentage of assets allocated to equities than the LVIP Delaware Foundation (Reg. TM) Moderate Allocation Fund or the LVIP Delaware Foundation (Reg. TM) Conservative Allocation Fund, it will be more susceptible to the risks associated with equities. The LVIP Delaware Foundation (Reg. TM) Moderate Allocation Fund will be more susceptible to the risks associated with equities than the LVIP Delaware Foundation (Reg. TM) Conservative Allocation Fund.


Fixed Income Investments (Bonds). For investment styles allocated to fixed-income, the primary risks are interest rate risk and credit risk. Interest rate risk is the risk that the value of the debt obligations held by the fund and, therefore, the value of the fund's shares will fluctuate with changes in interest rates. These fluctuations can be greater for debt obligations with longer maturities and for mortgage securities. When interest rates rise, debt obligations decline in value, and when interest rates fall, debt securities obligations increase in value. Accordingly, during periods when interest rates are fluctuating, you could lose money investing in the fund.

Credit risk is the risk that the issuer of the debt obligation will be unable to make interest or principal payments on time. A debt obligation's credit rating reflects the credit risk associated with that debt obligation. Higher-rated debt obligations involve lower credit risk than lower-rated debt obligations. Generally, credit risk is higher for corporate and foreign government debt obligations than for U.S. government securities, and higher still for debt rated below investment grade (high yield bonds). The value of the debt obligations held by a fund and, therefore, the value of the fund's shares, will fluctuate with the changes in the credit ratings of the debt obligations held.

Investing in "junk" or "high yield" bonds entails greater risk of principal loss than the risk involved in investment grade bonds. If debt obligations held by the funds are assigned a lower credit rating, the value of these debt obligations and, therefore, the value of the funds' shares could fall. High yield bonds are often considered speculative and involve significantly higher credit risk. These bonds are also more likely to experience significant fluctuation in value due to changes in the issuer's credit rating. The value of these bonds may fluctuate more than the value of higher-rated debt obligations, and may decline significantly in periods of general economic difficulty or periods of rising interest rates.


Because the LVIP Delaware Foundation (Reg. TM) Conservative Allocation Fund has a greater target percentage of assets allocated to fixed income investments and high yield bonds than the LVIP Delaware Foundation (Reg. TM) Moderate Allocation Fund and the LVIP Delaware Foundation (Reg. TM) Aggressive Allocation Fund, it will be more susceptible to the risks associated with fixed income investments and high yield bonds. The LVIP Delaware Foundation (Reg. TM) Moderate Allocation Fund will be more susceptible to the risks associated with fixed income investments and high yield bonds than the LVIP Delaware Foundation (Reg. TM) Aggressive Allocation Fund.


Foreign Investments (Equity or Bonds). Investing in foreign equity securities involves additional risks not present when investing in U.S. securities. Foreign currency fluctuations or economic or financial instability could cause the value of the fund's investments and, therefore, the value of the fund's shares to fluctuate, and you could lose money.


8

Additionally, Investing in foreign securities involves risks resulting from the reduced availability of public information concerning issuers and the fact that foreign issuers generally are not subject to uniform accounting, auditing, and financial reporting standards or to other regulatory practices and requirements comparable to those applicable to U.S. issuers. Further, the volume of securities transactions effected on foreign markets in most cases remains considerably below that of the U.S. markets. Accordingly, the fund's foreign investments may be less liquid and their prices may be more volatile than comparable investments in securities of U.S. issuers. Foreign brokerage commissions and custodian fees are generally higher than in the U.S.

As a general matter, risk of loss is typically higher for issuers in emerging markets. Emerging market countries may have especially unstable governments, economies based on only a few industries and securities markets that trade a small number of securities. Securities of issuers located in these countries tend to have volatile prices and may offer significant potential for loss as well as gain.


Because the LVIP Delaware Foundation (Reg. TM) Aggressive Allocation Fund has a greater target percentage of assets allocated to foreign investments than the LVIP Delaware Foundation (Reg. TM) Moderate Allocation Fund and the LVIP Delaware Foundation (Reg. TM) Conservative Allocation Fund, it will be more susceptible to the risks associated with foreign investments. The LVIP Delaware Foundation (Reg. TM) Moderate Allocation Fund will be more susceptible to the risks associated with foreign investments than the LVIP Delaware Foundation (Reg. TM) Conservative Allocation Fund.


Global Real Estate Securities. Risk related to global real estate securities includes possible declines in the value of real estate, lack of availability of mortgage funds, overbuilding, extended vacancies of properties, property taxes and operating expenses, changes in zoning laws, environmental costs and liability damages from natural disasters, and changes in interest rates. Real estate investment trusts (REITs) are subject to substantial cash flow dependency, defaults, self-liquidation and the risk of failure to qualify for the free pass through of income. Investing in global real estate securities involves the additional risks of foreign investing which are not present when investing in U.S. real estate.

Exchange Traded Funds (ETFs). The risks of owning an ETF generally reflect the risks of owning the underlying securities they are designed to track, although lack of liquidity in an ETF could result in it being more volatile and ETFs have management fees that increase their costs.


Management and Organization

The fund's business and affairs are managed under the direction of their board of trustees. The board of trustees has the power to amend the fund's bylaws, to declare and pay dividends, and to exercise all the powers of the fund except those granted to the shareholders.

Manager of Managers: The fund employs a "manager of managers" structure. In this regard, the fund has received an exemptive order from the SEC (Release No. IC-27512) to permit the fund's investment adviser, without further shareholder approval, to enter into and materially amend the sub-advisory agreement with its sub-adviser upon approval of the Trust's Board of Trustees. The SEC order is subject to certain conditions. For example, within ninety days of the hiring of any new sub-adviser, shareholders will be furnished with information that would be included in a proxy statement regarding the new sub-adviser. Moreover, the fund's adviser will not enter into a sub-advisory agreement with any affiliated sub-adviser without shareholder approval. The adviser has ultimate responsibility (subject to Board oversight) to oversee the sub-adviser and to recommend their hiring, termination, and replacement.


Investment Adviser and Sub-Adviser: Lincoln Investment Advisors Corporation
(LIA) is the investment adviser to the fund. LIA is a registered investment adviser and wholly-owned subsidiary of Lincoln National Corporation (LNC). LIA's address is One Granite Place, Concord, NH 03301. LIA (or its predecessors) has served as an investment adviser to mutual funds for over 20 years.


LNC is a publicly-held insurance holding company organized under Indiana law. Through its subsidiaries, LNC provides, on a national basis, insurance and financial services.

The fund uses a sub-adviser who is responsible for the day-to-day management of the fund's securities investments. The fund's sub-adviser is paid out of the fees paid to the adviser.

The fund's investment adviser (with the effective advisory fee rate for the most recently completed fiscal year), sub-adviser and portfolio manager are shown below. The fund's SAI provides additional information about the portfolio manager's compensation, other accounts managed by the portfolio manager(s), and the portfolio manager's ownership of securities in the fund.


                                                                               9



Adviser                LIA (aggregate advisory fee paid to LIA for fiscal year ended December 31, 2009 was 0.65% of the fund's average net assets).
Sub-Adviser            Delaware Management Company (DMC). DMC and its predecessors have been managing mutual funds since 1938. As of December 31, 2009, DMC and its affiliates were managing in excess of $130 billion in assets in various institutional or separately managed investment company and insurance accounts. DMC is a series of Delaware Management Business Trust (DMBT), a Delaware statutory trust registered with the
                       SEC as an investment adviser. DMBT's address is 2005 Market Street, Philadelphia, Pennsylvania 19103.
                       DMBT is an indirect subsidiary of Delaware Management Holdings (DMH). DMH is an indirect subsidiary of Macquarie Group Limited.
Portfolio Manager(s)   A team consisting of Michael J. Hogan, Paul Grillo, Sharon Hill, Francis X. Morris and Babak (Bob) Zenouzi
                       are responsible for making the day-to-day investment decisions for the funds. Mr. Hogan is the lead mem-
                       ber of the team and has the authority to override any decision made by the team in his discretion. Mr.
                       Hogan, Executive Vice President, Chief Executive Officer and Head of Equity Investments, joined DMC in
                       2007. Mr. Hogan previously spent eleven years at SEI Investments, with the last three of those as the man-
                       aging director and global head of equity. Mr. Hogan graduated from the University of Delaware with bach-
                       elor's and master's degrees in economics. Mr. Grillo, Senior Vice President and Senior Portfolio Manager,
                       joined DMC in 1992. Mr. Grillo has been a SVP, Senior Portfolio Manager, most recently named a Co-CIO within the Fixed Income Division of DMC for the past five years. Mr. Grillo holds a bachelor's degree in business management from North Carolina State University and an MBA with a concentration in finance from Pace University. Ms. Hill, Senior Vice President and Senior Portfolio Manager, joined DMC in 2000 as a Senior Programmer/Analyst of Investment Systems. Ms. Hill has been the Head of Equity Quantitative
                       Research and Analytics at DMC for the past five years. Ms. Hill holds a bachelor's degree, with honors, in mathematics from the City University of New York, at Brooklyn College and a master's degree and Ph.D in mathematics from the University of Connecticut. Mr. Morris, Senior Vice President and Chief Investment
                       Officer - Core Equity, joined DMC in 1997. Mr. Morris has been the CIO of the Core Equity Team at DMC for the past five years. Mr. Morris holds a bachelor's degree from Providence College and an MBA from Wid-
                       ener University. Mr. Zenouzi, Senior Vice President and Senior Portfolio Manager, rejoined DMC in 2006 after having spent seven years as an analyst and portfolio manager with the firm and prior to leaving to work at Chartwell Investment Partners, where from 1999 to 2006 he was a partner and senior portfolio manager. Mr. Zenouzi has a master's degree in finance from Boston College and a bachelor's degree from
                       Babson College. Mr. Hogan and Mr. Grillo are CFA charterholders.


The fund may have a name, investment objective and investment policy that is very similar to certain publicly available mutual funds that are managed by the same sub-adviser. The fund will not have the same performance as those publicly available mutual funds. Different performance will result from many factors, including, but not limited to, different cash flows into and out of the fund, different fees, and different asset levels.

A discussion regarding the basis for the Trust's Board of Trustees approving the investment advisory and sub-advisory contracts for the fund is available in the annual report to shareholders for the twelve month period ended December 31, 2009 or the semi-annual report to shareholders for the six month period ended June 30, 2009.


Pricing of Fund Shares

The fund determines its net asset value per share (NAV) as of close of regular trading (normally 4:00 p.m., New York time) on the New York Stock Exchange
(NYSE) on each day the NYSE is open for trading. The fund determines its NAV by:
  o adding the values of all securities investments and other assets;
  o subtracting liabilities (including dividends payable); and
  o dividing by the number of shares outstanding.

The fund's securities may be traded in other markets on days when the NYSE is closed. Therefore, the fund's NAV may fluctuate on days when you do not have access to the fund to purchase or redeem shares.

The fund typically values its securities investments as follows:
  o equity securities, at their last sale prices on national securities exchanges or over-the-counter, or, in the absence of recorded sales, at the mean between the bid and asked prices on exchanges or over-the-counter; and
  o U.S. Government and Agency securities, at the mean between the bid and asked prices, and other debt securities, at the price established by an independent pricing service.

In certain circumstances, the fund may value its portfolio securities at fair value as estimated in good faith under procedures established by the fund's board of trustees. When the fund uses fair value pricing, it may take into account any factors it deems appropriate. The price of securities used by the fund to calculate its NAV may differ from quoted or published prices for the same securities. Fair value pricing may involve subjective judgments, and it is possible that the fair value determined for a security is materially different than the value that could be realized upon the sale of that security.


10

The fund anticipates using fair value pricing for securities primarily traded on U.S. exchanges only under very limited circumstances, such as the unexpected early closing of the exchange on which a security is traded or suspension of trading in the security. The fund may use fair value pricing more frequently for securities primarily traded in non-U.S. markets because, among other things, most foreign markets close well before the fund values its securities, normally at 4:00 p.m. Eastern time. The earlier close of these foreign markets gives rise to the possibility that significant events, including broad market moves, may have occurred in the interim. To account for this, the fund may frequently value many foreign equity securities using fair value prices based on third party vendor modeling tools to the extent available.


Purchase and Sale of Fund Shares

The fund sells its shares directly or indirectly to The Lincoln National Life Insurance Company (Lincoln Life), Lincoln Life & Annuity Company of New York
(LNY), and other insurance companies. The insurance companies hold the fund shares in separate accounts (variable accounts) that support various variable annuity contracts and variable life insurance contracts.

The fund sells and redeems its shares, without charge, at their NAV next determined after the fund or its agent receives a purchase or redemption request. The value of shares redeemed may be more or less than original cost.

The fund normally pays for shares redeemed within seven days after the fund receives the redemption request. However, a fund may suspend redemption or postpone payment for any period when (a) the NYSE closes for other than weekends and holidays; (b) the SEC restricts trading on the NYSE; (c) the SEC determines that an emergency exists, so that a fund's disposal of investment securities, or determination of net asset value is not reasonably practicable; or (d) the SEC permits, by order, for the protection of fund shareholders.


LIA and its affiliates, including Lincoln Financial Distributors, Inc. ("LFD") and/or the fund's sub-adviser, may pay additional compensation (at their own expense and not as an expense of the fund) to certain affiliated or unaffiliated brokers, dealers, or other financial intermediaries (collectively, "financial intermediaries") in connection with the sale or retention of fund shares or insurance products that contain the fund and/or shareholder servicing ("distribution assistance"). The level of payments made to a qualifying financial intermediary in any given year will vary. To the extent permitted by SEC and FINRA rules and other applicable laws and regulations, LFD may pay or allow its affiliates to pay other promotional incentives or payments to financial intermediaries.


If a mutual fund sponsor, distributor or other party makes greater payments to your financial intermediary for distribution assistance than sponsors or distributors of other mutual funds make to your financial intermediary, your financial intermediary and its salespersons may have a financial incentive to favor sales of shares of the mutual fund complex making the higher payments over another mutual fund complex or over other investment options. You should consult with your financial intermediary and review carefully any disclosure provided by such intermediary as to compensation it receives in connection with investment products it recommends or sells to you. In certain instances, the payments could be significant and may cause a conflict of interest for your financial intermediary. Any such payments will not change the net asset value or the price of the fund's shares, as such payments are not made from fund assets.

For more information, please see the Statement of Additional Information.


Market Timing

Frequent, large, or short-term transfers among the funds, such as those associated with "market timing" transactions, may adversely affect the funds and their investment returns. Such transfers may dilute the value of fund shares, interfere with the efficient management of the fund's portfolio, and increase brokerage and administrative costs of the funds. As a result, the funds discourage such trading activity. The risks of frequent trading are more pronounced for funds investing a substantial percentage of assets in overseas markets. This is due to the time differential in pricing between U.S. and overseas markets, which market timers attempt to use to their advantage. As an effort to protect our fund investors and the funds from potentially harmful trading activity, we utilize certain market timing policies and procedures that have been approved by the fund's board of trustees (the "Market Timing Procedures").

The fund reserves the right to reject or restrict any purchase order (including exchanges) from any investor. The fund will exercise this right if, among other things, an investor's trading, in the judgment of the fund, has been or may be disruptive to any fund. In making this judgment, a fund may consider trading done in multiple accounts under common ownership or control.

The fund has entered into an agreement with each insurance company that holds fund shares to help detect and prevent market timing in the fund's shares. The agreement generally requires such insurance company to (i) provide, upon request by the fund, certain identifying and account information regarding contract owners who invest in fund shares through the omnibus account; and (ii) execute instructions from the fund to restrict further purchases or exchanges of fund shares by a contract owner who the fund has identified as a market timer.

The fund may rely on frequent trading policies established by insurance companies that hold shares of the fund in separate accounts to support the insurance contracts. In the event the fund detects potential market timing, the fund will contact the applicable insurance company. In addition to any action taken by the applicable insurance company in response to such market timing activity, the fund may request that the insurance company take additional action, if appropriate, based on the particular circumstances.


                                                                              11

Fund investors seeking to engage in frequent, large, or short-term transfer activity may deploy a variety of strategies to avoid detection. Our ability to detect and deter such transfer activity may be limited by operational systems and technological limitations. The identification of fund investors determined to be engaged in such transfer activity that may adversely affect other fund investors involves judgments that are inherently subjective.

As a result of these noted limitations, there is no guarantee that the fund will be able to identify possible market timing activity or that market timing will not occur in the fund. If we are unable to detect market timers, you may experience dilution in the value of your fund shares and increased brokerage and administrative costs in the fund. This may result in lower long-term returns for your investments.

In our sole discretion, we may revise our Market Timing Procedures at any time without prior notice as necessary to better detect and deter frequent, large, or short-term transfer activity to comply with state or federal regulatory requirements, and/or to impose additional or alternate restrictions on market timers (such as dollar or percentage limits on transfers). We also reserve the right to implement and administer redemption fees imposed by the fund in the future.

Insurance company sponsors of your contract may impose transfer limitations and other limitations designed to curtail market timing. Please refer to the prospectus and SAI for your variable annuity or variable life contract for details.


Portfolio Holdings Disclosure


A description of the fund's policies and procedures with respect to the disclosure of the fund's portfolio securities is available in the fund's Statement of Additional Information.



Share Classes and Distribution Arrangements


Each fund offers two classes of shares: the Standard Class and the Service Class. The two classes of shares are identical, except that Service Class shares are subject to a distribution (Rule 12b-1) fee, which has been adopted pursuant to a distribution and service plan (the Plan). The Trust offers shares of beneficial interest to insurance companies for allocation to certain of their variable contracts. The Trust pays the Trust's principal underwriter, Lincoln Financial Distributors, Inc. (LFD) out of the assets of a Service Class, for activities primarily intended to sell Service Class shares or variable contracts offering Service Class shares. LFD pays each third party for these services pursuant to a written agreement with that third party.


The 12b-1 fee may be adjusted by the Trust's board of trustees from time to time. These fees are paid out of the assets of the respective class on an on-going basis, and over time will increase the cost of your investment and may cost you more than when you pay other types of sales charges.


Distribution Policy and Federal Income Tax Considerations

The fund's policy is to distribute substantially all of its net investment income and net realized capital gains each year to its shareholders. The fund may distribute net realized capital gains only once a year. Dividends and capital gain distributions will be automatically reinvested in additional fund shares of the same class of the fund at no charge.


Since all the shares of the fund are owned directly or indirectly by Lincoln Life, LNY and other insurance companies, this prospectus does not discuss the federal income tax consequence at the shareholder level. For information concerning the federal income tax consequences to owners of variable annuity contracts or variable life insurance contracts (contract owners), see the prospectus for the variable account.



12

Financial Highlights


The financial highlights table is intended to help you understand the financial performance of each fund's Service Class shares since their inception. Certain information reflects financial results for a single fund share. Total investment return is based on the change in net asset value of a share during the period and assumes reinvestment of dividends and distributions at net asset value. Total investment return reflects any waivers and payment of fees by the manager, as applicable. If this is the case, performance would have been lower had the expense limitation not been in effect. This table does not reflect any variable contract expenses. If variable contract expenses were included, the expenses shown would be higher. This information has been audited by Ernst & Young LLP, Independent Registered Public Accounting Firm, whose report, along with each fund's financial statements, is included in the annual report, which is available upon request.



                                                           LVIP Delaware Foundation Moderate Allocation Fund1
                                                                               Year Ended
                                                      12/31/2009   12/31/2008   12/31/2007   12/31/2006   12/31/2005
                                                     ------------ ------------ ------------ ------------ -----------
Net asset value, beginning of period................                $ 14.770     $ 15.240     $ 13.520    $ 13.340
Income (loss) from investment operations:
Net investment income (loss)........................                   0.376        0.403        0.371       0.310
Net realized and unrealized gain (loss) on investment                 (3.515)      (0.409)       1.732       0.145
                                                     ------------   --------     --------     --------    --------
Total from investment operations....................                  (3.139)       0.006        2.103       0.455
                                                     ------------   --------     --------     --------    --------
Less dividends and distributions from:
Net investment income...............................                  (0.501)      (0.464)      (0.383)     (0.275)
Net realized gain on investments....................                       -            -            -           -
                                                     ------------   --------     --------     --------    --------
Total dividends and distributions...................                  (0.501)      (0.464)      (0.383)     (0.275)
                                                     ------------   --------     --------     --------    --------
Net asset value, end of period......................                $ 11.130     $ 14.770     $ 15.240    $ 13.520
                                                     ############   ########     ########     ########    ########
Total return........................................                  (21.98%)       0.05%       15.88%       3.51%
Ratios and supplemental data:
Net assets, end of period (000's omitted)...........                       -     $      6     $      6    $      5
Ratio of expenses to average net assets.............                    1.24%        1.08%        1.06%       1.05%
Ratio of net investment income (loss) to average net
 assets.............................................                    2.94%        2.64%        2.63%       2.32%
Portfolio turnover..................................                     131%         134%         131%        200%

1 Effective June 12, 2009, the fund received all of the assets and liabilities of the Delaware VIP Balanced Series. The financial highlights presented reflect the performance of the Delaware VIP Balanced Series.


                                                                              13

General Information
You may examine the registration statements for this fund at the SEC in Washington, D.C. Statements made in the prospectus about any variable annuity contract, variable life insurance contract, or other document referred to in a contract, are not necessarily complete. In each instance, we refer you to the copy of that contract or other document filed as an exhibit to the related registration statement. We qualify each statement in all respects by that reference.

The use of the fund by both annuity and life insurance variable accounts is called mixed funding. Due to differences in redemption rates, tax treatment, or other considerations, the interests of contract owners under the variable life accounts may conflict with those of contract owners under the variable annuity accounts. Violation of the federal tax laws by one variable account investing in the fund could cause the contracts funded through another variable account to lose their tax-deferred status, unless remedial action was taken. The fund's board of trustees will monitor for any material conflicts and determine what action, if any, the fund or a variable account should take.

A conflict could arise that requires a variable account to redeem a substantial amount of assets from the fund. The redemption could disrupt orderly portfolio management to the detriment of those contract owners still investing in the fund. Also, the fund could determine that it has become so large that its size materially impairs investment performance. The fund would then examine its options.


You can find additional information in the fund's statement of additional information (SAI), which is on file with the SEC. The fund incorporates its SAI, dated April 30, 2010, into its prospectus. The fund will provide a free copy of its SAI upon request.


You can find further information about the fund's investments in the fund's annual and semi-annual reports to shareholders, when available. The annual report discusses the market conditions and investment strategies that significantly affected the fund's performance during its last fiscal year. The fund will provide a free copy of its annual and semi-annual report upon request, when available.

The Trust will issue unaudited semi-annual reports showing current investments and other information; and annual financial statements audited by the Trust's independent auditors. For an SAI, annual or semi-annual report, either write The Lincoln National Life Insurance Company, P.O. Box 2340, Fort Wayne, Indiana 46801, or call 1-800-4LINCOLN (454-6265). Also call this number to request other information about the fund, or to make inquiries. The Trust does not maintain an internet website.

You can review and copy information about the fund (including the SAI) at the SEC's public reference room in Washington, D.C. You can get information on the operation of the public reference room by calling the SEC at 1-202-551-8090. You can also get reports and other information about the fund on the EDGAR Database on the SEC's Internet site at http://www.sec.gov. You can get copies of this information, after paying a duplicating fee, by writing the SEC Public Reference Section, Washington, D.C. 20549-0102, or by electronic request at the following e-mail address: publicinfo@sec.gov.


                            SEC File No: 811-08090

[Lincoln Financial Group(R) Logo]    Lincoln Variable Insurance Products Trust
                                                     1300 South Clinton Street
                                                     Fort Wayne, Indiana 46802
                                                      United States of America

VIA E-MAIL AND EDGAR
--------------------

March 17, 2010

Ms. Ellen Sazzman, Senior Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4644

RE: LINCOLN VARIABLE INSURANCE PRODUCTS TRUST - LVIP DELAWARE FOUNDATION(R) AGGRESSIVE ALLOCATION FUND, LVIP DELAWARE FOUNDATION(R) CONSERVATIVE ALLOCATION FUND, LVIP DELAWARE FOUNDATION(R) MODERATE ALLOCATION FUND (collectively, "Foundation Funds")
     File Nos.: 811-08090 and 033-70742
     Post-Effective Amendment No. 66
     Date filed: December 1, 2009

Dear Ms. Sazzman:

Following are my responses to your comments on the above referenced filing:

COMMENT 1. Confirm that all indices referenced in the Fund Performance section are broad-based. For those indices that are not broad-based add disclosure to the narrative explanation preceding the table.

       RESPONSE: The indices referenced in the Fund Performance section are broad-based.

COMMENT 2. Fund Performance, Average Annual Total Return table - Summary
           -------------------------------------------------------------
Section: Clarify in the Fund Performance section: a) when the Funds commenced,
-------
b) why the Service Class has different start dates than the Standard Class; and
c) why the start date for certain indices is different from the Fund start date.

       RESPONSE:

       a) LVIP Delaware Foundation Aggressive Allocation Fund: The Service
          ---------------------------------------------------
       Class of the LVIP Delaware Foundation Aggressive Allocation Fund (formerly known as the LVIP UBS Global Asset Allocation Fund) was incepted and began receiving monies on May 15, 2003. The Service Class of the LVIP UBS Global Asset Allocation Fund was merged into the Service Class of the LVIP Delaware Foundation Aggressive Allocation Fund in 2009.

Ms. Ellen Sazzman, Senior Counsel
Division of Investment Management
Securities and Exchange Commission
Page 2

       LVIP Delaware Foundation Conservative Allocation Fund: The Service Class
       -----------------------------------------------------
       of the LVIP Delaware Foundation Conservative Allocation Fund (formerly known as the LVIP Delaware Managed Fund) was incepted in 2003. However, the LVIP Delaware Managed Fund did not begin receiving monies until 2004. The Service Class of the LVIP Delaware Managed Fund was merged into the Service Class of the LVIP Delaware Foundation Conservative Allocation Fund in 2009.

       LVIP Delaware Foundation Moderate Allocation Fund: The Service Class of
       -------------------------------------------------
       the LVIP Delaware Foundation Moderate Allocation Fund (formerly known as the Delaware VIP Balanced Series) was incepted on May 1, 2000. The Service Class of the Delaware VIP Balanced Series was merged into the Service Class of the LVIP Delaware Foundation Moderate Allocation Fund in 2009.

       b) The Service Class funds were not started until after the Standard Class funds.

       c) The performance for the indices will be recalculated to coincide with the fund inception date.

COMMENT 3. Why does the change in indices disclosure in Conservative (Standard) and Aggressive (Standard) not also apply to Service Class?

       RESPONSE: Disclosure has been added to reflect that the change in indices applies to both the Service Class and Standard Class.

COMMENT 4. Clarify the term "benchmark portfolio" as referenced after the performance table, and clarify how it can be used to evaluate the success of the fund's investment strategy.

       RESPONSE: The reference to "benchmark portfolio" has been deleted.

COMMENT 5. Explain basis for performance history of Funds.

       RESPONSE: The performance history of the Foundation Funds traces back to their respective predecessor funds (see Response No. 2a above).

COMMENT 6. Confirm that derivatives are not a primary investment strategy.

       RESPONSE: Derivatives are not a primary investment strategy.

COMMENT 7. Investment Objective, Strategies and Related Risks Section: Confirm
           ----------------------------------------------------------
in the investment strategies and risks disclosure that all asset styles within each asset class are primary strategies and if they are, include risk descriptions.

       RESPONSE: Appropriate revisions have been made to disclose primary investment strategies and related risks.

Ms. Ellen Sazzman, Senior Counsel
Division of Investment Management
Securities and Exchange Commission
Page 3

COMMENT 8. Clarify phrase "lifetime index performance".

       RESPONSE: This reference has been deleted.

COMMENT 9. Add disclosure re specific level of risk for each Fund and how corresponding variation of income and growth reflects risk.

       RESPONSE: This disclosure has been revised to reflect that the fund bases its asset allocation around a level of risk consistent with its investment objective.

COMMENT 10. Consider disclosing any additional risks to which the Fund, as a whole, will be subject.

       RESPONSE: Appropriate risk disclosures have been made consistent with Form N-1A requirements.

COMMENT 11. Describe more specifically the business experience of Messrs. Grillo, Hill and Morris while employed with Delaware for the last 5 years.

       RESPONSE: Additional information has been added as requested.

COMMENT 12. Clarify whether the reference to Delaware Investments in the Portfolio Manager discussion means DMC or some other entity?

       RESPONSE: References to Delaware Investments have been replaced with Delaware Management Company.

COMMENT 13. Confirm that proportional (echo) voting is discussed in the SAI.

       RESPONSE: Disclosure will be added to the SAI concerning proportional
       (echo) voting and will be included in our B-Filing for these Funds.

COMMENT 14. Confirm that the fund name on front cover is the same as the EDGAR identifier.

       RESPONSE: The fund names and EDGAR identifiers are consistent with each other.

COMMENT 15. Confirm that the Exchange ticker requirement is not applicable.

       RESPONSE: The Funds are not publicly-traded; as such, they do not have an Exchange ticker.

COMMENT 16. Confirm that there are no breakpoint discounts or whether not applicable.

       RESPONSE: The funds are only sold through variable products and do not offer breakpoint discounts.

Ms. Ellen Sazzman, Senior Counsel
Division of Investment Management
Securities and Exchange Commission
Page 4

COMMENT 17. Confirm that AFFE was calculated in accordance with instructions.

       RESPONSE: AFFE has been calculated in accordance with Form N-1A instructions.

COMMENT 18. Confirm that fee waiver and reimbursement contract is locked in until April 30, 2011.

       RESPONSE: The fee waiver and reimbursement agreements may not be terminated prior to April 30, 2011.

COMMENT 19. Tandy representations must be submitted.

       RESPONSE: In regards to the referenced filing, the Trust acknowledges the following:

       * The Trust is responsible for the adequacy and accuracy of the disclosure in the filing;
       * The action of the Commission or the Staff in declaring this filing effective does not foreclose the Commission from taking any action with respect to the filing; and
       * The Trust may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at 603-226-5706 with any further questions or comments. As always, thank you for your assistance.

Best Regards,


/s/ Craig D. Moreshead
Craig D. Moreshead
Senior Counsel

cc: Colleen E. Tonn, Senior Counsel
    Robert A. Robertson, Esq.